

2023
ANNUAL REPORT

GOLDEN™
ENTERTAINMENT

Dear Fellow Shareholders,

Two thousand twenty-three was a transformative year for Golden Entertainment as we streamlined our portfolio through the divestiture of non-core businesses, leaving us strategically focused on our wholly-owned casino properties and branded gaming tavern locations in Nevada.

As a result, we are positioned to benefit from the growth of Nevada's resort and local markets supported by increasing visitor volume and ongoing population growth. The sale of our non-core assets generated significant cash proceeds, which strengthened our balance sheet, created strategic flexibility and further facilitated our ability to return capital to our shareholders. In 2023, we delivered another year of strong year financial results, including annual revenue of over $1.1 billion and Adjusted EBITDA of $223 million.

In July, we completed the sale of our Rocky Gap Casino Resort in Maryland followed by the sale of our Distributed Gaming Operations in Montana in September. Early in 2024, we completed the sale of our Distributed Gaming Operations in Nevada. In total, these transactions generated more than $600 million of proceeds.

In 2023, we repaid $239 million of debt while also allocating $58 million in capital for a $2.00 per share special cash dividend paid to shareholders in August and repurchasing 252,395 shares of our common stock. In February 2024, our Board of Directors declared a recurring quarterly cash dividend of $0.25 per share of the Company's outstanding common stock, the first of which was paid in April 2024.

With our focused operations and improved financial position, we are confident that 2024 will be another strong year for Golden Entertainment. On behalf of the entire Golden Entertainment team, thank you for your continued support.



Blake L. Sartini
Chairman and Chief Executive Officer



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 000-24993

GOLDEN ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Minnesota	41-1913991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6595 S Jones Boulevard - Las Vegas, Nevada 89118
(Address of principal executive offices)
(702) 893-7777
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	GDEN	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Based upon the last sale price of the registrant's common stock, $0.01 par value, as reported on the Nasdaq Global Market on June 30, 2023, the aggregate market value of the common stock held by non-affiliates of the registrant as of such date was $912,625,453. For purposes of these computations only, all of the Registrant's executive officers and directors and entities affiliated with them have been deemed to be affiliates.

As of February 19, 2024, 28,669,229 shares of the registrant's common stock, $0.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2024 annual meeting of shareholders, to be filed with the Securities and Exchange Commission within 120 days after the registrant's year ended December 31, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

GOLDEN ENTERTAINMENT, INC.

ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2023

INDEX

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PART I

As used in this Annual Report on Form 10-K ("Annual Report"), unless the context suggests otherwise, the terms "Golden," "we," "our" and "us" refer to Golden Entertainment, Inc. and its subsidiaries.

Forward-Looking Statements

This Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements can generally be identified by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "potential," "seek," "should," "think," "will," "would" and similar expressions, or they may use future dates. In addition, forward-looking statements include statements regarding our strategies, objectives, business opportunities and plans for future expansion, developments or acquisitions; anticipated future growth and trends in our business or key markets; projections of future financial condition, operating results, income, capital expenditures, costs or other financial items; anticipated regulatory and legislative changes; and other characterizations of future events or circumstances as well as other statements that are not statements of historical fact. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. These forward-looking statements are subject to assumptions, risks and uncertainties that may change at any time, and readers are therefore cautioned that actual results could differ materially from those expressed in any forward-looking statements. Factors that could cause our actual results to differ materially include: changes in national, regional and local economic and market conditions; legislative and regulatory matters (including the cost of compliance or failure to comply with applicable laws and regulations); increases in gaming taxes and fees in the jurisdictions in which we operate; litigation; increased competition; reliance on key personnel (including our Chief Executive Officer, President and Chief Financial Officer, and Chief Operating Officer); the level of our indebtedness and our ability to comply with covenants in our debt instruments; terrorist incidents; natural disasters; severe weather conditions (including weather or road conditions that limit access to our properties); the effects of environmental and structural building conditions; the effects of disruptions to our information technology and other systems and infrastructure; factors affecting the gaming, entertainment and hospitality industries generally; and other factors identified under the heading "Risk Factors" in Part I, Item 1A of this Annual Report, or appearing elsewhere in this report and in our other filings with the Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the filing date of this report. We undertake no obligation to revise or update any forward-looking statements for any reason.

ITEM 1.   *BUSINESS*

Corporate Information

We were incorporated in Minnesota in 1998 under the name of GCI Lakes, Inc., which name was subsequently changed to Lakes Gaming, Inc. in August 1998, to Lakes Entertainment, Inc. in June 2002 and to Golden Entertainment, Inc. in July 2015. Our shares began trading publicly in January 1999. The mailing address of our headquarters is 6595 S. Jones Boulevard, Las Vegas, Nevada 89118, and our telephone number at that location is (702) 893-7777.

Overview

We own and operate a diversified entertainment platform, consisting of a portfolio of gaming assets that focus on casino and branded tavern operations. Our portfolio includes eight casino properties located in Nevada, as well as 69 branded taverns targeting local patrons located primarily in the greater Las Vegas, Nevada metropolitan area.

Rocky Gap Sale

On July 25, 2023, we completed the sale of Rocky Gap Casino Resort ("Rocky Gap") to Century Casinos, Inc. ("Century") and VICI Properties, L.P. ("VICI"), an affiliate of VICI Properties Inc., for aggregate cash consideration of $260.0 million. Specifically, Century acquired the operations of Rocky Gap from us for $56.1 million in cash (subject to adjustment based on Rocky Gap's working capital and cage cash at closing), and VICI acquired the real estate assets relating to Rocky Gap from us for $203.9 million in cash. Prior to its sale, the operations of Rocky Gap were presented in our Maryland Casino Resort reportable segment. Refer to the discussion in "Note 3 — Divestitures and Assets Held for Sale" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for further information.

Distributed Gaming Operations Sale

On March 3, 2023, we entered into definitive agreements to sell our distributed gaming operations in Nevada and Montana to an affiliate of J&J Ventures Gaming, LLC ("J&J Gaming"), for aggregate consideration of $322.5 million. On September 13, 2023, we completed the sale of our distributed gaming operations in Montana for cash consideration of $109.0 million plus working capital and other adjustments and purchased cash at closing. On January 10, 2024, we completed the sale of our distributed gaming operations in Nevada for cash consideration of $213.5 million plus working capital and other adjustments and purchased cash at closing. Prior to the sales, the results of the distributed gaming operations in Montana were combined with the results of the distributed gaming operations in Nevada and presented in our Distributed Gaming reportable segment. Refer to the discussion in "Note 3 — Divestitures and Assets Held for Sale" and "Note 16 — Subsequent Events" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for further information.

Acquisition of Taverns

On November 21, 2023, we acquired the operations of Lucky's Lounge & Restaurant ("Lucky's"), comprised of four tavern locations in Nevada, for cash consideration of $10 million, as part of an expansion of our branded tavern portfolio. The acquired Lucky's taverns have been included in our Nevada Taverns reportable segment from the date of acquisition.

Operations

As of December 31, 2023, we conducted our business through four reportable segments: Nevada Casino Resorts, Nevada Locals Casinos, Nevada Taverns, and Distributed Gaming.

The following table sets forth certain information regarding our operations by reportable segment as of December 31, 2023:

	Location	Casino Space (Sq. ft.)	Slot Machines	Table Games	Hotel Rooms
Nevada Casino Resorts					
The STRAT Hotel, Casino & Tower ("The STRAT")	Las Vegas, NV	80,000	759	39	2,429
Aquarius Casino Resort ("Aquarius")	Laughlin, NV	69,750	1,103	29	1,906
Edgewater Casino Resort ("Edgewater")	Laughlin, NV	57,457	654	13	1,037
Nevada Locals Casinos					
Arizona Charlie's Boulder	Las Vegas, NV	41,969	598	—	303
Arizona Charlie's Decatur	Las Vegas, NV	67,360	706	10	259
Gold Town Casino	Pahrump, NV	10,000	187	—	—
Lakeside Casino & RV Park	Pahrump, NV	11,009	173	—	—
Pahrump Nugget Hotel Casino ("Pahrump Nugget")	Pahrump, NV	22,528	337	9	69
Nevada Taverns					
69 branded tavern locations	Nevada	—	1,093	—	—
Distributed Gaming					
Nevada distributed gaming [1]	Nevada	—	6,667	—	—
Totals		360,073	12,277	100	6,003

(1) Subsequent to our fiscal year end, we sold our distributed gaming operations in Nevada on January 10, 2024.

Nevada Casino Resorts

Our Nevada Casino Resorts segment is comprised of destination casino resort properties offering a variety of food and beverage outlets, entertainment venues and other amenities. The casino resort properties in this segment cater primarily to a regional drive-in customer base seeking a value-oriented vacation experience, with guests typically traveling from Southern California or Arizona. Our casino resort properties in Nevada have a significantly larger number of hotel rooms compared to the other casino properties in our portfolio. While hotel stays at these casino resorts are typically longer, the overall frequency of visitation from guests is lower when compared to our Nevada Locals Casinos.

The STRAT: The STRAT is our premier casino resort property, located on Las Vegas Boulevard on the north end of the Las Vegas Strip. The STRAT is comprised of a casino, a hotel and a tower, which includes indoor and outdoor observation decks, thrill rides and the SkyJump attraction. The STRAT offers hotel rooms, gaming, race and sports book facilities in an 80,000 square foot casino, ten restaurants, two rooftop pools, a fitness center, retail shops and entertainment facilities.

Laughlin casinos: We own and operate two casino resorts in Laughlin, Nevada, the Aquarius and the Edgewater, which are located approximately 90 miles from Las Vegas on the western bank of the Colorado River. In addition to hotel rooms, gaming, and race and sports book facilities at each property, the Aquarius has eight restaurants and the Edgewater offers five restaurants. The Edgewater also offers a new bingo facility and dedicated entertainment venues, including the Edge Pavilion and the Laughlin Event Center.

The operations of Colorado Belle Casino Resort ("Colorado Belle") have remained suspended since March 2020. As of June 30, 2023, we voluntarily surrendered our gaming license for the property.

Nevada Locals Casinos

Our Nevada Locals Casinos segment is comprised of casino properties that cater to local customers who generally live within a five-mile radius of our properties. Our locals casino properties typically experience a higher frequency of customer visits compared to our casino resort properties, with many of our customers visiting our Nevada Locals Casinos on a weekly basis. The casino properties within this reportable segment have no or a limited number of hotel rooms and offer fewer food and beverage outlets or other amenities, with revenues primarily generated from slot machine play.

Arizona Charlie's casinos: Our Arizona Charlie's Boulder and Arizona Charlie's Decatur casino properties primarily serve local Las Vegas gaming patrons and provide an alternative experience to the Las Vegas Strip. In addition to hotel rooms, gaming, race and sports book facilities, and bingo facilities, Arizona Charlie's Boulder offers three restaurants and an RV park with 221 RV hook-up sites and Arizona Charlie's Decatur offers four restaurants.

Pahrump casinos: We own and operate three casino properties in Pahrump, Nevada, which is located approximately 60 miles from Las Vegas and is a gateway to Death Valley National Park. In addition to gaming and race and sports book facilities at each of our Pahrump casino properties, the Pahrump Nugget offers hotel rooms, four restaurants, bingo, a bowling center, and a 5,200 square foot banquet and event center. Our Lakeside Casino & RV Park also offers a bingo facility, a restaurant and 159 RV hook-up sites.

Nevada Taverns

Our Nevada Taverns segment is comprised of branded tavern locations, where we historically controlled the food and beverage operations as well as the slot machines located within the tavern. In connection with the sale of our distributed gaming operations in Nevada to an affiliate of J&J Gaming on January 10, 2024, the operation of the slot machines located within our taverns is now supported by an affiliate of J&J Gaming on financial terms substantially consistent with our past practices. Our branded taverns offer a casual, upscale environment catering to local patrons offering superior food, craft beer and other alcoholic beverages, and are typically limited to 15 slot machines. Most of our branded taverns are located in the greater Las Vegas, Nevada metropolitan area and cater to local patrons seeking more convenient entertainment establishments than traditional casino properties. Our tavern patrons are typically younger than traditional casino customers, which diversifies our customer demographic. Our tavern brands include PT's Pub, PT's Gold, PT's Ranch, PT's Place, PT's Wings & Sports, Sean Patrick's, Sierra Gold, SG Bar, Sierra Junction, and Lucky's. As of December 31, 2023, we owned and operated 69 branded taverns, which offered a total of nearly 1,100 onsite slot machines. We continue to look for opportunities to pursue additional tavern openings and acquisitions.

Distributed Gaming

Our Distributed Gaming segment was comprised of the operation of slot machines in third-party non-casino locations in Montana and Nevada. On September 13, 2023, we sold our distributed gaming operations in Montana and on January 10, 2024, we sold our distributed gaming operations in Nevada. Refer to the discussion in "Note 3 — Divestitures and Assets Held for Sale" and "Note 16 — Subsequent Events" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for further information.

Sales and Marketing

We market our Nevada Casino Resorts through both local and regional advertising, with a focus on offering a more complete resort destination experience that may include rooms, entertainment, dining and attractions. We advertise through various media channels, including television, radio, outdoor, digital, social media, airport and public relations.

Marketing for our Nevada Locals Casinos targets the local communities in which these properties operate with an emphasis on the gaming experience, casino promotions and dining. The advertising is geared towards a local audience and typically includes radio, outdoor, digital and social media with television used occasionally for promotional messaging and brand campaigns when appropriate.

The customer base of our Nevada Taverns is primarily comprised of local patrons who frequent our branded taverns and play our slot machines. The majority of our marketing efforts are focused on maximizing profitability from a high-frequency, convenience-driven customer base utilizing direct marketing, targeted advertising, public relations and social media.

Our sales and marketing efforts include our consolidated loyalty program, True Rewards®, designed to encourage repeat business at our casino properties and branded taverns, as discussed below.

Responsible Marketing & Advertising

We consider responsible gaming to be an important part of our overall marketing strategy. Our marketing practices adhere to legal and regulatory requirements, and we put a significant emphasis on raising awareness about our commitment to responsible gaming to mitigate risks and promote a healthy gaming experience throughout our properties and branded tavern locations.

We include a toll-free help number and responsible gaming messaging at all of our properties and branded tavern locations. We strictly prohibit any marketing and advertisements directed toward underage persons or high-risk individuals. Our patrons have an opportunity to be removed from any promotional mailings and gambling on site by requesting to be a part of our self-exclusion program.

We regularly train our team members on ways to detect and prevent minors from gambling and consuming alcohol or loitering in designated gaming areas. This training is required to be taken by all team members upon hire.

True Rewards Loyalty Program

Our marketing efforts seek to capitalize on repeat visitation through the use of our True Rewards loyalty program. We offer our True Rewards loyalty program at all of our casino properties, as well as at all of our branded tavern locations. Members of our True Rewards loyalty program earn points based on gaming activity and food and beverage purchases at our casino properties and branded taverns. Loyalty points are redeemable for slot play, promotional table game chips, cash back, food and beverages and grocery gift cards. All points earned in the loyalty program roll up into a single account balance which are redeemable at all of our locations.

Our rewards technology is designed to track customer behavior indicators such as visitation, customer spend and customer engagement. As of December 31, 2023, we had over 600,000 active players in our marketing database, providing us with an avenue to drive customer engagement and cross-marketing opportunities across our properties.

Intellectual Property

We pursue registration of our important trademarks and service marks in the states where we do business and with the United States Patent and Trademark Office. We have registered and/or have pending as trademarks with the United States Patent and Trademark Office, among other trademarks and service marks, "Golden Entertainment" and "Golden Gaming," as well as various names, brands and logos relating to our casino properties, customer loyalty programs and branded taverns. In addition, we have also registered or applied to register numerous other trademarks in various jurisdictions in the United States in connection with our properties, facilities and development projects. We also hold a patent in the United States related to player tracking systems.

Competition

The casino, hotel and hospitality industry is highly competitive. Our casino business competes with numerous casinos and casino-hotels of varying quality and size in our markets. We also compete with other non-gaming resorts and vacation destinations and other entertainment businesses. The casino entertainment business is characterized by competitors that vary considerably in their size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. Many of our regional and national competitors have greater brand recognition and significantly greater resources than we have. Their greater resources may also provide them with the ability to expand operations in the future.

Furthermore, several states are currently considering legalizing casino gaming in designated areas, and Native American tribes may develop or expand gaming properties in markets located more closely to our customer base (particularly Native American casinos located in California and Arizona). The expansion of casino gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers, including legalized casino gaming in neighboring states and on Native American land, could have a significant adverse effect on our business, financial condition, results of operations and prospects.

With respect to our branded taverns, we face competition from other operators of casinos, hotels, taverns and other entertainment venues.

In addition, we face ever-increasing competition from online gaming, including mobile gaming applications for smart phones and tablet computers, state-sponsored lotteries, card clubs, sports books, fantasy sports websites and other forms of legalized gaming. Various forms of internet gaming have been approved in Nevada, and legislation permitting internet gaming has been proposed by the federal government and other states. The expansion of internet gaming in Nevada and other jurisdictions could result in significant additional competition for our operations.

Regulation

Gaming Regulation

We are subject to extensive federal, state, and local regulation. State and local government authorities in the jurisdictions in which we operate require us to obtain gaming licenses and require our officers, key employees and business entity affiliates to demonstrate suitability to be involved in gaming operations. These are privileged licenses or approvals which are not guaranteed by statute or regulation. State and local government authorities may limit, condition, suspend or revoke a license, impose substantial fines, and take other actions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot assure you that we will be able to obtain and maintain the gaming licenses and related approvals necessary to conduct our gaming operations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, if additional gaming laws or regulations are adopted, these regulations could impose additional restrictions or costs that could have a significant adverse effect on us and our business. For additional information, refer to the risk factor entitled *"Our business is subject to extensive gaming regulation, which is costly to comply with, and gaming authorities have significant control over our operations"* in "Part I, Item 1A: Risk Factors" of this Annual Report.

Gaming authorities may, in their sole and absolute discretion, require the holder of any securities issued by us to file applications, be investigated, and be found suitable to own our securities if they have reason to believe that the security ownership would be inconsistent with the declared policies of their respective states. Further, the costs of any investigation conducted by any gaming authority under these circumstances is typically required to be paid by the applicant, and refusal or failure to pay these charges may constitute grounds for a finding that the applicant is unsuitable to own the securities. Our Articles of Incorporation require our shareholders to cooperate with gaming authorities in such investigations and permit us to redeem the securities held by any shareholder whose holding of shares of our capital stock may result, in the judgment of our Board of Directors, in our failure to obtain or our loss of any license or franchise from any governmental agency held by us to conduct any portion of our business. If any gaming authority determines that a person is unsuitable to own our securities, then, under the applicable gaming laws and regulations, we can be sanctioned, including the loss of our privileged licenses or approvals, if, without the prior approval of the applicable gaming authority, we conduct certain business with the unsuitable person. For additional information, refer to the risk factor entitled *"Our shareholders are subject to extensive governmental regulation and, if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own our common stock directly or indirectly. Our shareholders may also be required to provide information that is requested by gaming authorities and we have the right, under certain circumstances, to redeem a shareholder's securities; we may be forced to use our cash or incur debt to fund redemption of our securities"* in "Part I, Item 1A: Risk Factors" of this Annual Report.

Our directors, officers and key employees are also subject to a variety of regulatory requirements and various privileged licensing and related approval procedures in the various jurisdictions in which we operate gaming facilities. If any gaming authority with jurisdiction over our business were to find any of our directors, officers or key employees unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever our relationship with that person. Furthermore, such gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could have a material adverse effect on our business, operations and prospects.

Applicable gaming laws and regulations also restrict our ability to issue securities, incur debt, and undertake other financing activities. Such transactions would generally require approval of gaming authorities, and our financing counterparties, including lenders, might be subject to various licensing and related approval procedures in the various jurisdictions in which we operate gaming facilities. If state regulatory authorities were to find any person unsuitable with regard to his, her or its relationship to us or any of our subsidiaries, we would be required to sever our relationship with that person, which could materially adversely affect our business.

The gaming industry also represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. From time to time, various federal, state and local legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. It is not possible to determine the likelihood of possible changes in tax laws or in the administration or interpretation of such laws. Such changes, if adopted, could have a material adverse effect on our future financial position, results of operations, cash flows and prospects. For additional information, refer to the risk factor entitled *"Changes to gaming tax laws could increase our cost of doing business and have a material adverse effect on our financial condition"* in "Part I, Item 1A: Risk Factors" of this Annual Report.

From time to time, local and state lawmakers, as well as special interest groups, have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. Any such change to the regulatory environment or the adoption of new federal, state or local government legislation could have a material adverse effect on our business, financial condition, results of operations and prospects.

Other Regulation

Our business is subject to a variety of other federal, state and local laws, rules, regulations and ordinances. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Changes to any of the laws, rules, regulations or ordinances to which we are subject, new laws or regulations, or material differences in interpretations by courts or governmental authorities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operations are subject to various environmental laws and regulations relating to emissions and discharges into the environment, and the storage, handling and disposal of hazardous and non-hazardous substances and wastes. These laws and regulations are complex, and subject to change, and violations can lead to significant costs for corrective action and remediation, fines and penalties. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating contamination on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time that they occurred, as well as incur liability to third parties impacted by such contamination. The presence of contamination, or failure to remediate it properly, may adversely affect our ability to use, sell or rent property. As we acquire additional casino, resort and tavern properties, we may not know the full level of exposure that we may have undertaken despite appropriate due diligence. We endeavor to maintain compliance with environmental laws, but from time to time, current or historical operations on or adjacent to, our properties may have resulted or may result in noncompliance with environmental laws or liability for cleanup pursuant to environmental laws. In that regard, we may incur costs for cleaning up contamination relating to historical uses of certain properties.

Many of our employees, especially those that interact with our customers, receive a base salary or wage that is established by applicable state and federal laws that establish a minimum hourly wage that is, in turn, supplemented through tips and gratuities from customers. From time to time, state and federal lawmakers have increased the minimum wage. It is difficult to predict when such increases may take place. Any such change to the minimum wage could have a material adverse effect on our business, financial condition, results of operations and prospects.

Alcoholic beverage control regulations require each of our branded taverns and casino properties to apply to a state authority and, in certain locations, county or municipal authority for a license or permit to sell alcoholic beverages. In addition, each restaurant we operate must obtain a food service license from local authorities. Failure to comply with such regulations could cause our licenses to be revoked or our related business or businesses to be forced to cease operations. Moreover, state liquor laws may prevent the expansion of restaurant operations into certain markets.

Seasonality

We believe that our businesses are affected by seasonal factors, including holidays, weather and travel conditions. Our casino properties and branded taverns in Nevada have historically experienced lower revenues during the summer as a result of fewer tourists due to higher temperatures, as well as increased vacation activity by local residents. Our branded taverns typically experience higher revenues during the fall which corresponds with several professional sports seasons. While other factors like unemployment levels and market competition may either offset or magnify seasonal effects, some seasonality is likely to continue, which could result in significant fluctuation in our quarterly operating results.

Social Responsibility and Environmental Stewardship

We believe that our organization's environmental and social goals as well as our team members' involvement have a positive impact on the communities we serve. We are proud to be involved in various charitable events, including an annual fundraiser for amyotrophic lateral sclerosis ("ALS"), the Keep Memory Alive foundation for brain disorders, Scale The STRAT for the American Lung Association, and others. We have been contributing to the AAA Scholarship fund since 2018 and donate $0.2 million each year. We support food security programs, including but not limited to, Feed a Family, Meals for Christmas and Thanksgiving, and Meals for the Nevada Housing Authority, and our team members volunteer in food banks. In addition, we participate in "adopt the school" programs in each community we operate in and support local schools through both charitable donations and supply drives.

We engage in responsible gaming practices and are committed to promoting such practices and providing responsible gaming information to our customers. We are a member of the Nevada Council on Problem Gaming and have contributed nearly $0.4 million to the organization since 2015.

We are also committed to energy efficiency, and continue an ongoing effort of replacing older light bulbs and fixtures with more efficient devices at all our casino properties and branded tavern locations.

We are currently evaluating our water management and water efficiency programs with plans to implement additional programs in the future. Our goal is to reduce our consumptive water use and invest more efforts in water reuse and conservation programs. For example, we implemented xeriscaping as an environmental design choice, which allows for a reduction in our water usage and maintenance costs associated with commercial landscaping and allows us to adapt to the current pressures around monitoring and minimizing water usage. We plan to increase our investment in smart technologies that allow us to track our usage of utilities more efficiently and to prioritize budgeting for water-efficient equipment and appliances.

Human Capital

We are committed to recruiting, developing and retaining a superior workforce. We have a long history and deep cultural commitment to service and authenticity. As of December 31, 2023, we employed over 5,800 team members, which is a 9% decrease from December 31, 2022, when we had over 6,400 employees. Current year decrease in workforce is primarily attributable to the divestitures of operations completed in 2023 as discussed above.

Mission and Values

In 2023, we continued to emphasize our organizational mission and values, as well as our "I CARE" guest service initiative. Our mission is to create authentic entertainment experiences where premium service is delivered at an exceptional value.

Our core mission is:

- To provide exceptional service to our guests

- To be accountable to each other

- To have integrity in all interactions

- To be urgent with purpose in our efforts

Our human capital initiatives reflect our commitment to aligning our workforce with our mission and values.

Recruitment

In 2023, we offered employment to 5,488 candidates from a total pool of 47,636 applications, or 12% of total applications, and 3,155 of the offers converted to new hires. Compared to 2022, we received 6,818 more applications in 2023, a 17% increase from the previous year. In 2023, the average hire time was 43 days, which was an increase from 14 days in 2022. We recruit applicants by utilizing various recruitment platforms and sources in an effort to secure a diverse pool of applicants and ensure sustainability of our talent pipeline. We offer referral and retention incentives to remain competitive in a limited labor market. We also made wage adjustments throughout Golden to remain competitive with market conditions and to improve retention in line level positions.

In 2023, we continued our relationships with various local non-profit organizations to connect job seekers with employment opportunities within Golden and hosted hiring events throughout the year. We offer internship programs for students within our

Finance and Accounting, Hospitality, Marketing, and Information Technology departments. We enhanced our training initiatives so that those with a skills gap or no prior experience could receive training enabling them to perform their job duties effectively. Further, we provided behavioral interviewing training to support investment in our top talent. Our number one applicant and new hire source is Indeed, followed by our company site, and team member referrals.

Team Member Benefits and Well-Being

We engage with a nationally recognized compensation and benefits consulting firm to independently evaluate the effectiveness and competitiveness of our benefits program within the industry. As an organization with a diverse workforce across our casino properties and branded taverns, we offer our team members several options for annual benefits enrollment, including enrollment by telephone, online or through an app, and we support multi-lingual options. Our comprehensive benefits program provides our team members with the flexibility to choose their preferred medical, dental and vision plans. In addition, we offer telemedicine, flexible spending and health savings accounts, life insurance and a retirement plan that provides an annual discretionary match. We also offer a variety of optional benefits to promote the health and security of our employees and their families, including disability insurance and expanded life insurance coverage, critical illness and accident insurance, legal, identity theft, auto and home insurance, and pet insurance. We view mental health services as a fundamental part of our benefits program and offer a comprehensive suite of related benefits, including online mental health counseling through our team member assistance program. Additionally, we offer extended benefits to employees with disabilities and chronic health conditions, including no cost Medicare and Medicaid assistance programs and prescription savings solutions for team members with chronic health conditions.

We continue to offer a number of on-site health clinics to ensure the health and well-being of our team members. Such clinics are offered free of charge and include, but are not limited to, dental exams, preventative care health screenings, and mental health awareness and support.

Training, Employee Retention and Development

We consider employee training, retention, and development to be an important part of our overall employee professional development policy, as such initiatives also lead to a higher level of team member engagement and job satisfaction.

In 2023, we enhanced our learning management system, internally branded as "GEMS," by adding 35 learning opportunities. All safety and compliance training, except certain required hands-on certifications, are part of the online curriculum. Certifications have been assigned to manage reoccurring safety and regulatory compliance requirements. The training catalog includes multiple courses for leadership and management processes, as well as options to improve technical skills. Additionally, we have expanded department level training and development initiatives with leadership facilitated instructor training. We have also invested in resources to make online training more accessible to our team members, which resulted in over 76,000 training courses completed in 2023.

In 2022, we launched our Golden Women's Group ("GWG"), a women's leadership development program dedicated to the workplace advancement of women. The mission of the GWG is to promote a support network among its members and to provide mentoring and professional education for established and emerging women leaders within our organization. We have successfully completed the second year of the program with over 30 GWG graduates.

Our investment in our team members' talent and ongoing development is one of the key aspects of our employee retention efforts, as we believe that creating an involved environment for our team members sets us apart from our competitors and makes us an attractive employer. We consider employee retention to be an integral part of our overall employment strategy and invest in the continuous development of our team members and their growth within the company.

Diversity and Gender Equity

As of December 31, 2023, our organizational makeup was 50.5% female and 49.5% male with approximately 45% of management roles held by women. Average rate of pay for female salaried employees falls within 10% of the overall average pay for male employees in the same category.

As of December 31, 2023, the ethnic distribution of the overall workforce was 50% Caucasian, 18% Hispanic, 11% two or more races, 10% Asian, 9% Black, followed by 2% other races (including American Indian, Alaskan Native, Native Hawaiian, and Pacific Islander). The breakdown for salaried team members was 64% Caucasian and 36% non-Caucasian (all other races) with 30% of management roles held by non-Caucasian team members.

Among the overall workforce, as of December 31, 2023, 32% were under the age of 40 and 68% were over the age of 40, 12%

of which were 65 and older. Individuals over the age of 40 represented 73% of the salaried workforce.

Employees and Collective Bargaining Agreements

As of December 31, 2023, over 1,400 of our employees were covered by various collective bargaining agreements. Other unions may seek to organize the workers of our casino properties from time to time. We believe we have good relationships with our employees, including those represented by unions.

At The STRAT, our employees are covered by three collective bargaining agreements. Our collective bargaining agreement with the International Union of Operating Engineers, Local 501, AFL-CIO expires on March 31, 2026. Our collective bargaining agreement with the Professional, Clerical and Miscellaneous Employees, Teamsters Local Union 986 (Valet and Warehouse) expires on March 31, 2024. Our collective bargaining agreement with the Culinary Workers Union, Local 226 and Bartenders Union, Local 165 expires on September 30, 2028.

At the Aquarius, our employees are covered by three collective bargaining agreements. Our collective bargaining agreement with the International Union of Operating Engineers, Local 501, AFL-CIO, expires on March 31, 2026. Our collective bargaining agreement with the International Union of Security, Police, and Fire Professionals of America expires on February 28, 2025. Our collective bargaining agreement with the United Steelworkers of America, expires on March 31, 2026.

At the Edgewater, our collective bargaining agreement with the United Brotherhood of Carpenters and Joiner of America, Local 1780 expires on July 31, 2028.

Website and Available Information

Our website is located at www.goldenent.com. Through a link on the Investors section of our website, we make the following filings available free of charge and as soon as reasonably practicable after they are electronically filed or furnished with the SEC: our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder. Copies of these documents are also available to our shareholders upon written request to our Chief Financial Officer at 6595 S. Jones Boulevard, Las Vegas, Nevada 89118. These filings are also available free of charge on the SEC's website at www.sec.gov.

We webcast our earnings calls and post the materials used in meetings with members of the investment community on the Investors section of our website. Additionally, we provide notifications of news or announcements regarding our financial performance, including investor events and press and earnings releases on the Investors section of our website. We also use the Investors section of our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investors section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The information contained on, or that may be accessed through, our website is neither incorporated by reference into nor made a part of this Annual Report.

ITEM 1A.   *RISK FACTORS*

You should consider each of the following factors as well as the other information in this Annual Report in evaluating our business and prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also materially adversely impact our business, financial condition, results of operations or prospects. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially harmed and the trading price of our common stock could decline. You should also refer to the other information set forth in this Annual Report, including the information in Part II, Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as our consolidated financial statements and the related notes included in Part II, Item 8.

Risks Related to our Business and Operations

Our business may be adversely affected by economic conditions, acts of terrorism, natural disasters, severe weather, contagious diseases and other factors affecting discretionary consumer spending, any of which could have a material adverse effect on our business.

The demand for gaming, entertainment and leisure activities is highly sensitive to downturns in the economy and the corresponding impact on discretionary consumer spending. Any actual or perceived deterioration or weakness in general, regional or local economic conditions, unemployment levels, the job or housing markets, consumer debt levels or consumer confidence, as well as any increase in gasoline prices, tax rates, interest rates, inflation rates or other adverse economic or market conditions, may lead to our customers having less discretionary income to spend on gaming, entertainment and discretionary travel, any of which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Acts of terrorism, natural disasters, severe weather conditions and actual or perceived outbreaks of public health threats and pandemics, could also significantly affect demand for gaming, entertainment and leisure activities and discretionary travel, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, the COVID-19 pandemic had an adverse effect on our results of operations during 2020 and the first half of 2021, including as a result of mandated property closures, operating restrictions, pandemic safety protocols and COVID-19 mitigation measures.

Furthermore, our properties are subject to the risk that operations could be halted for a temporary or extended period of time, as a result of casualty, forces of nature, adverse weather conditions, flooding, mechanical failure, or extended or extraordinary maintenance, among other causes. If there is a prolonged disruption at any of our casino properties due to natural disasters, terrorist attacks or other catastrophic events, our business, financial condition, results of operations and prospects could be materially adversely affected. Additionally, if extreme weather adversely impacts general economic or other conditions in the areas in which our properties are located or from which we draw our patrons or prevents patrons from easily coming to our properties, our business, financial condition, results of operations and prospects could be materially adversely affected.

We face substantial competition in our business segments and may lose market share.

The casino, hotel and hospitality industry is highly competitive. Our casino properties compete with numerous casinos and casino-hotels of varying quality and size in our markets. We also compete with other non-gaming resorts and vacation destinations, and other entertainment businesses. The casino entertainment business is characterized by competitors that vary considerably in their size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. Many of our regional and national competitors have greater brand recognition and significantly greater resources than we have. Their greater resources may also provide them with the ability to expand operations in the future.

If our competitors operate more successfully than we do, if they attract customers away from us as a result of aggressive pricing and promotion, if they are more successful than us in attracting and retaining employees, if their properties are enhanced or expanded, if they operate in jurisdictions that give them operating advantages due to differences or changes in gaming regulations or taxes, or if additional hotels and casinos are established in and around our markets, we may lose market share or the ability to attract or retain employees. Furthermore, several states are currently considering legalizing casino gaming in designated areas, and Native American tribes may develop or expand gaming properties in markets located more closely to our customer base (particularly Native American casinos located in California and Arizona). The expansion of casino gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers, including legalized casino gaming in neighboring states and on Native American land, could have a significant adverse effect on our business, financial condition, results of operations, and prospects.

With respect to our branded taverns, we face competition from other operators of casinos, hotels, taverns and other entertainment venues.

In addition, we face ever-increasing competition from online gaming, including mobile gaming applications for smart phones and tablet computers, state-sponsored lotteries, card clubs, sports books, fantasy sports websites and other forms of legalized gaming. Various forms of internet gaming have been approved in Nevada, and legislation permitting internet gaming has been proposed by the federal government and other states. The expansion of internet gaming in Nevada and other jurisdictions could result in significant additional competition for our operations.

The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage.

Our casino and branded tavern properties have an ongoing need for renovations and other capital improvements to remain competitive, including room refurbishments, amenity upgrades and, from time to time, replacement of furniture, fixtures and equipment. We may also need to make capital expenditures to comply with applicable laws and regulations. Construction projects entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could materially adversely affect our results of operations.

Renovations and other capital improvements of casino properties in particular require significant capital expenditures. For example, between May 2018 and December 31, 2023, we invested over $171 million in strategic renovations of The STRAT. Any such renovations and capital improvements usually generate little or no cash flow until the projects are completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we may have to rely upon the availability of debt or equity capital to fund renovations and capital improvements, and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing on favorable terms or at all. Our failure to renovate and maintain our casino and branded tavern properties from time to time may put us at a competitive disadvantage to casinos or taverns offering more modern and better maintained facilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes to gaming tax laws could increase our cost of doing business and have a material adverse effect on our financial condition.

The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. Gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. From time to time, various federal, state and local legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. In addition, any worsening of economic conditions and the large number of state and local governments with significant current or projected budget deficits could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes and/or property taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation of such laws. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to extensive gaming regulation, which is costly to comply with, and gaming authorities have significant control over our operations.

We are subject to a variety of gaming regulations in the jurisdictions in which we operate, including the extensive gaming laws and regulations of the State of Nevada. Compliance with these regulations is costly and time-consuming. Regulatory authorities at the federal, state and local levels have broad powers with respect to the regulation and licensing of casino and gaming operations and may revoke, suspend, condition or limit our gaming or other licenses, impose substantial fines on us and take other actions, any one of which could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot assure you that we will be able to obtain and maintain the gaming licenses and related approvals necessary to conduct our gaming operations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our directors, officers and key employees are also subject to a variety of regulatory requirements and must be approved by certain gaming authorities. If any gaming authority with jurisdiction over our business were to find an officer, director or key employee of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever our relationship with that person. Furthermore, such gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could have a material adverse effect on our business, operations and prospects.

Applicable gaming laws and regulations also restrict our ability to issue securities, incur debt and undertake other financing activities. Such transactions would generally require approval of gaming authorities, and our financing counterparties, including lenders, might be subject to various licensing and related approval procedures in the various jurisdictions in which we operate gaming facilities. Further, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators. If any gaming authorities were to find any person unsuitable with regard to his, her or its relationship to us or any of our subsidiaries, we would be required to sever our relationship with that person, which could have a material adverse effect on our business, operations and prospects.

If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions on us that would prevent us from operating our business as it is currently operated, or the increased costs associated with compliance with such regulations could lower our profitability. From time to time, various proposals are introduced in the legislatures of the jurisdictions in which we have operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and our company. Any such change to the regulatory environment or the adoption of new federal, state or local government legislation could impose additional restrictions or costs or could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

Any violation of applicable anti-money laundering laws or regulations or the Foreign Corrupt Practices Act could adversely affect our business, financial condition, results of operations and prospects.

We handle significant amounts of cash in our operations and are subject to various reporting and anti-money laundering laws and regulations. U.S. governmental authorities have evidenced an increased focus on compliance with anti-money laundering laws and regulations in the gaming industry. Any violation of anti-money laundering laws or regulations could have a material adverse effect on our business, financial condition, results of operations and prospects. Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our employees, contractors or agents from violating or circumventing our policies and the law. If we or our employees or agents fail to comply with applicable laws or our policies governing our operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to numerous other federal, state and local laws that may expose us to liabilities or have a significant adverse impact on our operations. Changes to any such laws could have a material adverse effect on our operations and financial condition.

Our business is subject to a variety of other federal, state and local laws, rules, regulations and ordinances. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Changes to any of the laws, rules, regulations or ordinances to which we are subject, new laws or regulations, or material differences in interpretations by courts or governmental authorities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operations are subject to various environmental laws and regulations relating to emissions and discharges into the environment, and the storage, handling and disposal of hazardous and non-hazardous substances and wastes. These laws and regulations are complex, and subject to change, and violations can lead to significant costs for corrective action and remediation, and fines and penalties.

Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating contamination on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time that they occurred, as well as incur liability to third parties impacted by such contamination. The presence of contamination, or failure to remediate it properly, may adversely affect our ability to use, sell or rent property. As we acquire additional casino, resort and tavern properties, we may not know the full level of exposure that we may have undertaken despite appropriate due diligence. We endeavor to maintain compliance with environmental laws, but from time to time, current or historical operations on or adjacent to, our properties may have resulted or may result in noncompliance with environmental laws or liability for cleanup pursuant to environmental laws. In that regard, we may incur costs for cleaning up contamination relating to historical uses of certain of our properties.

Many of our employees, especially those that interact with our customers, receive a base salary or wage that is established by applicable state and federal laws that establish a minimum hourly wage that is, in turn, supplemented through tips and gratuities from customers. From time to time, state and federal lawmakers have increased the minimum wage. It is difficult to predict when such increases may take place. Any such change to the minimum wage could have a material adverse effect on our business, financial condition, results of operations and prospects.

Alcoholic beverage control regulations require each of our branded taverns and casino properties to apply to a state authority and, in certain locations, county or municipal authority for a license or permit to sell alcoholic beverages. In addition, each restaurant we operate must obtain a food service license from local authorities. Failure to comply with such regulations could cause our licenses to be revoked or our related business or businesses to be forced to cease operations. Moreover, state liquor laws may prevent the expansion of restaurant operations into certain markets. The loss or suspension of any liquor or food service license could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our insurance coverage may not be adequate to cover all possible losses that our business could suffer. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

Although we have comprehensive property and liability insurance policies for our properties, with coverage features and insured limits that we believe are customary in their breadth and scope, each such policy has certain exclusions. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes, floods or terrorist acts, or certain liabilities may be uninsurable or too expensive to justify obtaining insurance. Market forces beyond our control may also limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a major casualty, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition to the damage caused to our property by a casualty loss (such as fire, natural disasters, acts of war or terrorism), we may suffer business disruption as a result of these events or be subject to claims by third parties injured or harmed. While we carry business interruption insurance and general liability insurance, this insurance may not be adequate to cover all losses in such event.

Similarly, although we have cybersecurity insurance policies, our coverage may not be sufficient to fully cover the costs related to cyber or other security threats or disruptions. Moreover, as cybersecurity incidents increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, it is possible that regional political tensions, homeland security concerns, other catastrophic events or any change in government legislation governing insurance coverage for acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits), additional exclusions from coverage or higher deductibles.

We may be subject to risks arising from climate-related matters.

Most of our operations are located in areas classified as extreme weather locations, which puts our business at potential risk from natural disasters such as floods, flash floods, droughts, and high winds, which may result in sudden interruption of business operations, flight cancellations, and a reduction in customers visitation. Climate change effects have also increased the level of severity and the frequency of such extreme weather events. While we cannot predict such naturally occurring events, we maintain insurance coverage pertaining to the most common weather disruptions. We fully understand that such insurance coverage may not prevent or be sufficient to fully indemnify us against incurred costs directly or indirectly related to our properties being damaged or destroyed as a result of such climate events.

There can be no assurance that potential climate change effects and other extreme weather conditions that may arise will not have a material adverse effect on our business, financial condition, results of operations and prospects.

Increasing prices or shortages of energy and water may increase our cost of operations.

Our properties use significant amounts of water, electricity, natural gas and other forms of energy. Our Nevada properties are located in a desert where water is scarce, and the hot temperatures require heavy use of air conditioning. While we have not experienced any shortages of energy or water in the past, we cannot guarantee you that we will not in the future. Other states have suffered from electricity shortages. For example, California and Texas have experienced rolling blackouts due to excessive air conditioner use because of unexpectedly high temperatures in the past. We expect that potable water in Nevada will become an increasingly scarce commodity at an increasing price due to the long duration of severe drought experienced in Las Vegas and other potential causes of water shortage.

Work stoppages, labor problems and unexpected shutdowns may limit our operational flexibility and negatively impact our future profits.

As of December 31, 2023, we had over 1,400 employees at our casino properties covered by collective bargaining agreements, representing 25% of our total workforce. We cannot ensure that, upon the expiration of existing collective bargaining agreements, new agreements will be reached without union action or that any such new agreements will be on terms satisfactory to us. The inability to negotiate and enter into new collective bargaining agreements on favorable terms could result in an increase in our operating expenses. We cannot predict how stable our relationship with a given union is and whether we will be able to meet the union's requirements without impacting our financial condition. Unions may also limit our flexibility in dealing with our workforce. Any renegotiation of collective bargaining and other labor agreements could significantly increase our costs for wages, healthcare, pension plans and other benefits, and could have a material adverse effect on the business of our casino properties and our financial condition, results of operations, and prospects.

We may experience attempts by labor organizations to organize certain of our non-union employees. Any work stoppage at one or more of our casino properties could cause significant disruption of our operations or require us to expend significant funds to hire replacement workers, and qualified replacement labor may not be available at reasonable costs, if at all. Strikes and work stoppages could also result in adverse media attention or otherwise discourage customers from visiting our casino properties. As a result, a strike or other work stoppage at one of our casino properties could have a material adverse effect on the business of our casino properties and our financial condition, results of operations, and prospects.

Any unexpected shutdown of one of our casino properties could have an adverse effect on the business of our casino properties and our results of operations. There can be no assurance that we will be adequately prepared for unexpected events, including political or regulatory actions, which may lead to a temporary or permanent shutdown of any of our casino properties.

Our reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or cybersecurity incident.

We collect and store confidential, personal information relating to our employees, guests, and others for various business purposes, including marketing, promotional and financial purposes, as well as credit card information for processing payments. We may share confidential or personal information with vendors or other third parties. Our collection and use of personal data are governed by state and federal privacy laws and regulations. Compliance with applicable privacy laws and regulations that are subject to frequent changes may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our guests.

Our success depends, in part, on the secure and uninterrupted performance of our information technology and other systems and infrastructure, including systems to maintain and transmit customers' personal and financial information, credit card settlements, credit card funds transmissions and mailing lists. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, our systems are susceptible to outages due to fire, floods, power loss, break-ins, cybersecurity incidents, network penetration, denial of service attacks and similar events.

An increasing number of companies like us have experienced breaches of their security, including criminal cybersecurity incidents, some of which have involved sophisticated and highly targeted attacks on their computer networks or those of vendors and other third-party service providers. While we have and will continue to implement network security measures and data protection safeguards, our servers and other computer systems are vulnerable to viruses, malicious software, an event by a third-party in the form of a cybersecurity incident, an intrusion, hacking, break-in or theft, data privacy or security breach, employee error or malfeasance or another breach type or similar events, and our disaster plan may not account for all possible cybersecurity threat scenarios and assure the protection of information.

Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. For example, in January 2021, we were affected by a ransomware cyber-attack that temporarily disrupted our access to certain information located on our network. Although we incurred some expenses with respect thereto, our financial information and business operations were not materially affected. We implemented a variety of measures to further enhance our cybersecurity protections and minimize the impact of any future cybersecurity incidents.

Nonetheless, if unauthorized parties gain access to our information technology and other systems, they may be able to access or misappropriate patron data, credit card information, vendor records, intellectual property, or confidential or other sensitive information (such as personally identifiable information of our customers, business partners and employees), disrupt our operations, corrupt data or computers, cause a competitive disadvantage or otherwise damage our reputation and business. In the event of a breach of our information technology or other systems or other cybersecurity incident, we may incur expenses to retrieve data, could be held liable to our customers or other parties, or could be subject to regulatory or other actions for breaching privacy rules. Any compromise of our security could result in a loss of confidence in our security measures, and subject us to litigation, liability, fines and civil or criminal penalties, and negative publicity, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Further, if we are unable to comply with applicable privacy laws and regulations (including noncompliance by third parties or vendors engaged by us) or with the security standards established by banks and the payment card industry, we may be subject to liability (including fines), expulsion from card acceptance programs, and restrictions on our use or transfer of data, any of which could materially adversely affect our operations or result in damage to our reputation and business.

Our third-party service providers may experience cybersecurity risks, similar to mentioned above. We do not have direct control over the information systems or operations security of third parties. Unauthorized access to the information technology and other systems of vendors and other third-party service providers may have a materially adverse effect on our operations.

Our reputation and business could be negatively impacted as a result of environmental, social and governance matters.

Regulators, investors and other stakeholders are increasingly focused on environmental, social, and governance ("ESG") matters. For example, new laws and regulations relating to ESG matters, including human capital, diversity, sustainability, climate change and cybersecurity, are under consideration or being adopted, which may include specific, target-driven disclosure requirements or obligations. Our response may require additional investments and implementation of new practices and reporting processes, all entailing additional compliance risk. In addition, we have undertaken or announced a number of ESG initiatives and goals, which will require ongoing investment, and there is no assurance that we will achieve any of these goals or that our initiatives will achieve their intended outcomes. Consumer, government and other stakeholders' perceptions of our efforts to achieve these goals often differ widely and present risks to our reputation and brands. In addition, our ability to implement some initiatives or achieve some goals is dependent on external factors. For example, our ability to meet certain sustainability goals or initiatives may depend in part on third-party collaboration, the availability of suppliers that can satisfy new requirements, mitigation innovations and/or the availability of economically feasible solutions at scale.

Our revenues may be negatively impacted by volatility in our hold percentage, and we also face the risk of fraud or cheating.

Casino revenue is recorded as the difference between gaming wins and losses or net win from gaming activities. Net win is impacted by variations in the hold percentage (the ratio of net win to total amount wagered), or actual outcome, on our slot machines, table games, and all other games we provide to our customers. We use the hold percentage as an indicator of a game's performance against its expected outcome. Although each game generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period. The hold percentage and actual outcome on our games can be impacted by the level of a customer's skill in a given game, errors made by our employees, the number of games played, faults within the computer programs that operate our slot machines and the random nature of slot payouts. If our games perform below their expected range of outcomes, our cash flow, financial condition and results of operations may suffer.

In addition, gaming customers may attempt or commit fraud or otherwise cheat in order to increase their winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics and could include collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in our gaming operations, which could be substantial. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, thereby materially adversely affecting our business, financial condition, results of operations, and prospects.

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

We currently operate casino properties solely in Nevada and operate our branded taverns mostly in the greater Las Vegas, Nevada metropolitan area. Due to this geographic concentration, our results of operations and financial condition are subject to greater risks from changes in local and regional conditions, such as:

- changes in local or regional economic conditions and unemployment rates;
- changes in local and state laws and regulations, including gaming laws and regulations;
- a decline in the number of residents in or near, or visitors to, our properties;
- changes in the local or regional competitive environment; and
- adverse weather conditions and natural disasters (including weather or road conditions that limit access to our properties).

Our Nevada Locals Casinos and branded taverns largely depend on the locals market for customers. Competition for local customers in Las Vegas in particular is intense. Local competitive risks and our failure to attract a sufficient number of guests, gaming customers and other visitors in these locations could adversely affect our business. In addition, the number of visitors to our Nevada casino properties may be adversely affected by increased transportation costs, the number and frequency of flights into or out of Las Vegas, and capacity constraints of the interstate highways that connect our casino properties with the metropolitan areas in which our customers reside.

As a result of the geographic concentration of our businesses, we face a greater risk of a negative impact on our business, financial condition, results of operations and prospects in the event that any of the geographic areas in which we operate is more severely impacted by any such adverse condition, as compared to other areas in the United States.

We may experience seasonal fluctuations that could significantly impact our quarterly operating results.

We may experience seasonal fluctuations that could significantly impact our quarterly operating results. Our casino properties and branded taverns in Nevada have historically experienced lower revenues during the summer as a result of fewer tourists due to higher temperatures, as well as increased vacation activity by local residents. Our branded taverns typically experience higher revenues during the fall which corresponds with several professional sports seasons. While other factors like unemployment levels and market competition may either offset or magnify seasonal effects, some seasonality is likely to continue, which could result in significant fluctuation in our quarterly operating results.

We may be subject to litigation which, even if without merit, can be expensive to defend and could expose us to significant liabilities, damage our reputation and result in substantial losses.

From time to time, we are involved in a variety of lawsuits, claims, investigations and other legal proceedings arising in the ordinary course of business, including proceedings concerning labor and employment matters, personal injury claims, breach of contract claims, commercial disputes, business practices, intellectual property, tax and other matters. Refer to "Note 13 — Commitments and Contingencies" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for additional information. Certain litigation claims may not be covered entirely or at all by our insurance policies, or our insurance carriers may seek to deny coverage. In addition, litigation claims can be expensive to defend and may divert our attention from the operations of our businesses. Further, litigation involving visitors to our properties, even if without merit, can attract adverse media attention.

We evaluate all litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. We caution you that actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. As a result, litigation can have a significant adverse effect on our businesses and, because we cannot predict the outcome of any action, it is possible that adverse judgments or settlements could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on a limited number of key employees who would be difficult to replace.

We depend on a limited number of key personnel to manage and operate our business, including our Chief Executive Officer, our President and Chief Financial Officer, and our Chief Operating Officer. We believe our success depends to a significant degree on our ability to attract and retain highly skilled personnel. The competition for these types of personnel is intense and we compete with other potential employers for the services of our employees. As a result, we may not succeed in hiring and retaining the executives and other employees that we need. An inability to hire quality employees or the loss of key employees could have a material adverse effect on our business, financial condition, results of operations and prospects.

From time to time we may make strategic acquisitions; any failure to successfully integrate our businesses and businesses we acquire could materially adversely affect our business, and we may not realize the full benefits of our strategic acquisitions.

Our ability to realize the anticipated benefits of any strategic acquisitions will depend, to a large extent, on our ability to successfully integrate our businesses with the businesses we acquire. Integrating and coordinating the operations and personnel of multiple businesses and managing the expansion in the scope of our operations and financial systems involves complex operational, technological and personnel-related challenges. The potential difficulties, and resulting costs and delays, relating to the integration of our business with our strategic acquisitions include:

- the difficulty in integrating newly acquired businesses and operations in an efficient and effective manner;

- the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;

- the diversion of management's attention from day-to-day operations and additional demands on management relating to an increase in size or scope of our company following a significant acquisition;

- the assimilation of employees and the integration of different business cultures and challenges in retaining key personnel;

- the need to integrate information, accounting, finance, sales, billing, payroll and regulatory compliance systems; and

- challenges in combining product offerings and sales and marketing activities.

There is no assurance that we will successfully or cost-effectively integrate our businesses with the businesses we acquire, and the costs of achieving systems integration may substantially exceed the levels originally projected. Integration of recently acquired businesses into our own operations in particular can be time consuming and present financial, managerial and operational challenges. Issues that arise during this process may divert management's attention away from our day-to-day operations, and any difficulties encountered in the integration process could cause internal disruption in general, which could adversely impact our relationships with customers, suppliers, employees and other constituencies. Combining our different systems, technology, networks and business practices could be more difficult and time consuming than we anticipated, and could result in additional unanticipated expenses. In addition, bringing the legacy systems for acquired businesses into compliance with the requirements of the Sarbanes-Oxley Act of 2002 may cause us to incur substantial additional expense.

Risks Related to our Indebtedness

Our significant indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

As of December 31, 2023, our senior indebtedness, excluding unamortized debt issuance costs, was approximately $674 million, which was comprised of $398 million in principal amount of outstanding term loan borrowings under our senior secured credit facility with JPMorgan Chase Bank, N.A. (as administrative agent and collateral agent) (the "Credit Facility") and approximately $276 million of 7.625% Senior Notes due 2026 ("2026 Unsecured Notes"). Our level of debt could, among other things:

- require us to dedicate a larger portion of our cash flow from operations to the servicing and repayment of our debt, thereby reducing funds available for working capital, capital expenditures and acquisitions, and other general corporate requirements;

- limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

- restrict our ability to make strategic acquisitions or dispositions or to exploit business opportunities;

- increase our vulnerability to general adverse economic and industry conditions and increases in interest rates;

- place us at a competitive disadvantage compared to our competitors that have less debt; and

- adversely affect our credit rating or the market price of our common stock.

Any of these risks could impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to service all of our indebtedness will depend on our future operating performance and ability to generate cash flow in the future, both of which are subject to general economic, financial, business, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness, which may result in substantial liquidity problems that force us to take measures such as reducing or delaying investment and capital expenditures, disposing of material assets or operations, seeking additional debt or equity capital, or restructuring or refinancing our indebtedness. There can be no assurance that we are able to take any such measures, if necessary, on commercially reasonable terms or at all. If we cannot make scheduled payments on our debt, we will be in default and, as a result, our lenders could declare all outstanding amounts to be due and payable, terminate or suspend their commitments to loan money and foreclose against the assets securing such debt, and we could be forced into bankruptcy or liquidation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may incur additional indebtedness, which could further increase the risks associated with our leverage.

We may incur significant additional indebtedness in the future, which may include financing relating to capital expenditures, potential acquisitions or business expansion, working capital or general corporate purposes. Our Credit Facility includes a $240 million revolving credit facility (the "Revolving Credit Facility"), which was undrawn at December 31, 2023. In addition, our Credit Facility and the indenture governing the 2026 Unsecured Notes (the "Indenture") permit us, subject to specific limitations, to incur additional indebtedness. If new indebtedness is added to our current level of indebtedness, the related risks that we now face could intensify.

Covenants in our debt instruments restrict our business and could limit our ability to implement our business plan.

Our Credit Facility and Indenture contain, and any future debt instruments likely will contain, covenants that may restrict our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and engage in opportunistic transactions, such as strategic acquisitions. Our Credit Facility and Indenture include covenants restricting, among other things, our ability to incur indebtedness, issue redeemable or preferred stock, grant liens, sell assets (including capital stock of subsidiaries), pay dividends, redeem or repurchase capital stock, enter into affiliate transactions and merge or consolidate with another person.

In addition, our Credit Facility contains a financial covenant applying a maximum net leverage ratio when borrowings under our Revolving Credit Facility exceed 30% of the total revolving commitment. Our Credit Facility is secured by liens on substantially all of our and the subsidiary guarantors' present and future assets (subject to certain exceptions).

If we default under the Credit Facility or Indenture because of a covenant breach or otherwise, all outstanding amounts thereunder could become immediately due and payable. We cannot assure you that we will be able to comply with the covenants in our Credit Facility or Indenture or that any covenant violations will be waived. Any violation that is not waived could result in an event of default and, as a result, our lenders could declare all outstanding amounts to be due and payable, terminate or suspend their commitments to loan money and foreclose against the assets securing such debt, and we could be forced into bankruptcy or liquidation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

The borrowings under our Credit Facility are subject to variable rates of interest and expose us to interest rate risk. Increases in the interest rate generally, and particularly when coupled with any significant variable rate indebtedness, could materially adversely impact our interest expenses. As interest rates increase, our debt service obligations on the variable rate indebtedness also increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Each quarter point change in interest rates would result in a $1.0 million change in annual interest expense on our indebtedness under our Credit Facility. For example, in 2023, we incurred an additional $3.2 million in interest expense under our Credit Facility as a result of the increase in the interest rates, despite the significant year-over-year reduction in the level of our outstanding debt for the year ended December 31, 2023. We are not required to enter into interest rate swaps to hedge such indebtedness. If we decide not to enter into hedges on such indebtedness, our interest expense on such indebtedness will fluctuate based on variable interest rates. Consequently, we may have difficulties servicing such unhedged indebtedness and funding our other fixed costs, and our available cash flow for general corporate requirements may be materially adversely affected. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Risks Related to Share Ownership and Shareholder Matters

Our executive officers and directors own or control a large percentage of our common stock, which permits them to exercise significant control over us.

As of December 31, 2023, our executive officers and directors and entities affiliated with them owned, in the aggregate, approximately 25% of the outstanding shares of our common stock. Accordingly, these shareholders will be able to substantially influence all matters requiring approval by our shareholders, including the approval of mergers or other business combination transactions and the composition of our Board of Directors. This concentration of ownership may also delay, defer or even prevent a change in control of our company and would make some transactions more difficult or impossible without their support. Circumstances may arise in which the interests of these shareholders could conflict with the interests of our other shareholders.

Our shareholders are subject to extensive governmental regulation and, if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own our common stock directly or indirectly. Our shareholders may also be required to provide information that is requested by gaming authorities and we have the right, under certain circumstances, to redeem a shareholder's securities; we may be forced to use our cash or incur debt to fund redemption of our securities.

Gaming authorities may, in their sole and absolute discretion, require the holder of any securities issued by us to file applications, be investigated, and be found suitable to own our securities if they have reason to believe that the security ownership would be inconsistent with the declared policies of their respective states. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, gaming authorities have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities. The applicant must pay all costs of investigation incurred by the gaming authorities in conducting any such investigation. In evaluating individual applicants, gaming authorities typically consider the individual's reputation for good character and criminal and financial history, and the character of those with whom the individual associates. If any gaming authority determines that a person is unsuitable to own our securities, then, under the applicable gaming laws and regulations, we can be sanctioned, including the loss of our privileged licenses or approvals, if, without the prior approval of the applicable gaming authority, we conduct certain business with the unsuitable person or fail to redeem the unsuitable person's interest in our securities or take such other action with respect to the securities held by the unsuitable person as the applicable gaming authority requires.

For example, under Nevada gaming laws, each person who acquires, directly or indirectly, beneficial ownership of any voting security, or beneficial or record ownership of any non-voting security or any debt security, in a public corporation which is registered with the Nevada Gaming Commission (the "Gaming Commission") may be required to be found suitable if the Gaming Commission has reason to believe that his or her acquisition of that ownership, or his or her continued ownership in general, would be inconsistent with the declared public policy of Nevada, in the sole discretion of the Gaming Commission. Any person required by the Gaming Commission to be found suitable shall apply for a finding of suitability within 30 days after the Gaming Commission's request that he or she should do so and, together with his or her application for suitability, deposit with the Nevada Gaming Control Board, or the Control Board, a sum of money which, in the sole discretion of the Control Board, will be adequate to pay the anticipated costs and charges incurred in the investigation and processing of that application for suitability, and deposit such additional sums as are required by the Control Board to pay final costs and charges.

Furthermore, any person required by a gaming authority to be found suitable, who is found unsuitable by the gaming authority, may not hold directly or indirectly the beneficial ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the gaming authority beyond the time prescribed by the gaming authority. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person's ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person's ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for "institutional investors" that hold a company's voting securities for investment purposes only. Under Nevada gaming laws, any person who acquires or holds more than 5% of our voting power must report the acquisition or holding to the Gaming Commission. Except for certain pension or employee benefit plans, each person who acquires or holds the beneficial ownership of any amount of any class of voting power and who has the intent to engage in any "proscribed activity" shall (a) within 2 days after possession of such intent, notify the Chair of the Nevada Board in the manner prescribed by the Chair; (b) apply to the Gaming Commission for a finding of suitability within 30 days after notifying the Chair pursuant to paragraph (a); and (c) deposit with the Nevada Board the sum of money required by the Nevada Board to pay the anticipated costs and charges incurred in the investigation and processing of the application. "Proscribed activity" means: 1. An activity that necessitates a change or amendment to our corporate charter, bylaws, management, policies or operation of the Company; 2. An activity that materially influences or affects the affairs of the Company; or 3. Any other activity determined by the Gaming Commission to be inconsistent with holding voting securities for investment purposes. Nevada gaming regulations also require that beneficial owners of more than 10% of our voting power apply to the Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails written notice requiring such filing. Further, an "institutional investor," as defined in the Nevada gaming regulations, that acquires more than 10%, but not more than 25%, of our voting power may apply to the Gaming Commission for a waiver of such finding of suitability if such institutional investor holds our voting securities for investment purposes only.

Our Articles of Incorporation require our shareholders to provide information that is requested by authorities that regulate our current or proposed gaming operations. Our Articles of Incorporation also permit us to redeem the securities held by persons whose status as a security holder, in the opinion of our Board of Directors, jeopardizes our existing gaming licenses or approvals. The price paid for these securities is, in general, the average closing price for the 30 trading days prior to giving notice of redemption.

In the event a shareholder's background or status jeopardizes our current or proposed gaming licensure, we may be required to redeem such shareholder's securities in order to continue gaming operations or obtain a gaming license. This redemption may divert our cash resources from other productive uses and require us to obtain additional financing which, if in the form of equity financing, would be dilutive to our shareholders. Further, any debt financing may involve additional restrictive covenants and further leveraging of our fixed assets. The inability to obtain additional financing to redeem a disqualified shareholder's securities may result in the loss of a current or potential gaming license.

Our stock price may continue to be volatile.

The market price of our common stock has been, and is likely to continue to be, volatile. During 2023, the market price of our common stock has ranged from $30.55 to $43.60. The market price of our common stock may be significantly affected by many factors, including:

- changes in general or local economic or market conditions;

- quarterly variations in operating results;

- strategic developments by us or our competitors;

- developments in our relationships with our customers, distributors and suppliers;

- regulatory developments or any breach, revocation or loss of any gaming license;

- changes in our revenues, expense levels or profitability;

- changes in financial estimates and recommendations by securities analysts; and

- failure to meet the expectations of securities analysts.

Any of these events may cause the market price of our common stock to fall. In addition, the stock market in general has experienced significant volatility, which may adversely affect the market price of our common stock regardless of our operating performance.

Future sales of our common stock could lower our stock price and dilute existing shareholders.

We may from time to time file universal shelf registration statements for the future sale of common stock, preferred stock, debt securities and other securities, pursuant to which we may offer securities for sale from time to time. We may also issue additional shares of common stock to finance future acquisitions through the use of equity. For example, we issued approximately 0.9 million shares of our common stock in connection with our acquisition of Edgewater Gaming, LLC and Colorado Belle Gaming, LLC in January 2019, and approximately 4.0 million shares of our common stock in connection with our acquisition of American Casino and Entertainment Properties LLC in 2017. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options and other equity awards pursuant to our employee benefit plans. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including upon the exercise of stock options and warrants or in connection with acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. In addition, these sales may be dilutive to existing shareholders.

Provisions in our Articles of Incorporation and Bylaws or our debt facilities may discourage, delay or prevent a change in control or prevent an acquisition of our business at a premium price.

Some of the provisions of our Articles of Incorporation and our Bylaws and Minnesota law could discourage, delay or prevent an acquisition of our business, even if a change in control would be beneficial to the interests of our shareholders and was made at a premium price. These provisions:

- permit our Board of Directors to increase its own size and fill the resulting vacancies;

- authorize the issuance of "blank check" preferred stock that our Board of Directors could issue to increase the number of outstanding shares to discourage a takeover attempt; and

- permit shareholder action by written consent only if the consent is signed by all shareholders entitled to notice of a meeting.

Although we have amended our Bylaws to provide that Section 302A.671 (Control Share Acquisitions) of the Minnesota Business Corporation Act does not apply to or govern us, we remain subject to 302A.673 (Business Combinations) of the Minnesota Business Corporation Act, which generally prohibits us from engaging in business combinations with any "interested" shareholder for a period of four years following the shareholder's share acquisition date, which may discourage, delay or prevent a change in control of our company. Under the Indenture, if certain specified change of control events occur, each holder of the 2026 Unsecured Notes may require us to repurchase all of such holder's 2026 Unsecured Notes at a purchase price equal to 101% of the principal amount of such notes. In addition, our Credit Facility provides for an event of default upon the occurrence of certain specified change of control events.

ITEM 1B.   *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 1C.   *CYBERSECURITY*

Cybersecurity Risk Management and Strategy

Maintaining and improving our cybersecurity capabilities is a high priority for our business. We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our cybersecurity risk management program based on the National Institute of Standards and Technology Cybersecurity Framework. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use industry standard frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. We use an overall risk management process by coordinating with other departments such as human resources, legal, finance, accounting, and business operations.

As part of our cybersecurity risk management program, we regularly perform a comprehensive risk assessment to help identify material cybersecurity risks, including vulnerability analysis, industry-specific risks, and required regulatory adherence. We also use external third-party service providers, where appropriate, to assess, test or otherwise assist us with aspects of our cybersecurity program. We manage material risk from cybersecurity threats by implementing a three-year strategic plan addressing the design, implementation, monitoring, and maintenance of preventative technologies and controls related to cybersecurity. This plan is reviewed and tailored annually for any relevant changes in business operations or new initiatives. In addition, our cybersecurity risk management program includes (1) a security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, our response to cybersecurity incidents, and the performance of our managed security service provider; (2) a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and (3) a third-party risk management process for service providers, suppliers and vendors. State privacy laws are continually evaluated and applied as required. In addition, the Nevada Gaming Control Board issues information technology internal control standards, which we use to evaluate our internal and external audit procedures on an annual basis.

We also maintain cybersecurity awareness and training programs through our learning management platform as well as through our internal policies and certifications, which are subject to review and oversight by our management and our Board of Directors. All newly hired team members are required to take training courses with particular focus on the acceptable use of technology and related cybersecurity risks. E-mail phishing training and testing is performed routinely throughout the year.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee of our Board of Directors oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program. The Audit Committee receives semi-annual reports from our General Counsel and Chief Technology Officer on our cybersecurity risks and the implementation of our cybersecurity risk management program. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to our Board of Directors regarding its activities, including those related to cybersecurity. Our Board of Directors also receives briefings from management on our cyber risk management program, including presentations on cybersecurity topics from our Chief Technology Officer, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team has formed a dedicated group, including our General Counsel, Chief Technology Officer, and key information technology team members from our information technology security, compliance, vendor management office and our project management office, that is responsible for assessing and managing our material risks from cybersecurity threats. This group meets on a monthly basis to discuss the results of our cybersecurity and privacy matters and to evaluate new technologies from a security, operational, and regulatory perspective prior to their implementation. Their findings are summarized in a comprehensive report that is reviewed by our Audit Committee. Our Chief Technology Officer has over 30 years of experience in cybersecurity related to infrastructure (on-premise and cloud based), security (managed both internally and by third-party providers), and development (agile and waterfall methodologies). Our Chief Technology Officer is supported by a team of information security and compliance professionals and third-party partners.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2.   *PROPERTIES*

The location and characteristics of our properties are provided in Part I, Item 1: Business of this Annual Report.

The following table provides further information on our properties and identifies the properties subject to leases of the underlying real estate assets as of December 31, 2023:

Name and Location	Approximate Acres	Notes
Nevada Casino Resorts		
The STRAT (Las Vegas, NV)	34	Approximately 9 acres are undeveloped and reserved for future development and approximately 8 acres have been leased to a third party for development.
Aquarius (Laughlin, NV)	18	Approximately 2 acres are undeveloped and reserved for future development.
Edgewater (Laughlin, NV)	16	In addition, we lease approximately 20 acres of land for the Laughlin Event Center for our Laughlin casino properties. The lease is with an unrelated party and expires in 2027.
Colorado Belle	22	The operations of this casino resort remain suspended.
Nevada Locals Casinos		
Arizona Charlie's Boulder (Las Vegas, NV)	24	
Arizona Charlie's Decatur (Las Vegas, NV)	17	We lease office, storage and laundry space for our Arizona Charlie's Decatur in an adjacent shopping center. The lease is with an unrelated party and expires in 2097.
Gold Town Casino (Pahrump, NV)	7	The casino property is located on four leased parcels of land. The leases are with unrelated third parties and have various expiration dates beginning in 2026 (for the parcel on which our main casino building is located, which we lease from a competitor), and we sublease approximately two of the acres to an unrelated third party.
Lakeside Casino & RV Park (Pahrump, NV)	35	
Pahrump Nugget (Pahrump, NV)	40	Approximately 20 acres are undeveloped and reserved for future development.
Nevada Taverns		
69 branded tavern locations (Las Vegas, NV and Reno, NV)	—	All tavern locations are leased with lease terms ranging from 5 to 20 years, with various renewal options from 5 to 25 years.
Corporate and Other		
Company headquarters (Las Vegas, NV)	—	The locations are leased with lease terms ranging from 5 to 10 years, with two 5-year renewal options.
Office and warehouse space (NV)	—	The location is leased with a lease term of 5 years, with one 5-year renewal option.

ITEM 3.   *LEGAL PROCEEDINGS*

A discussion of our legal proceedings is contained in "Note 13 — Commitments and Contingencies" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

ITEM 5.   *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on the Nasdaq Global Market under the ticker symbol "GDEN." As of February 19, 2024, there were 263 shareholders of record of our common stock.

Dividends

In July 2023, our Board of Directors declared a one-time cash dividend of $2.00 per share of the outstanding common stock, totaling $57.7 million in the aggregate. The one-time cash dividend was paid on August 25, 2023 to our shareholders of record as of August 11, 2023. In addition, subsequent to our fiscal year end, on February 27, 2024, our Board of Directors declared a recurring quarterly cash dividend of $0.25 per share of our outstanding common stock, the first of which is payable on April 4, 2024 to shareholders of record as of March 18, 2024.

The payment of any cash dividends in the future will be at the discretion of our Board of Directors and will depend upon such factors as our financial condition, results of operations, capital requirements, our general business condition, restrictions under our Credit Facility and Indenture and any other factors deemed relevant by our Board of Directors.

Share Repurchase Program and Issuer Purchase of Equity

From time to time, we repurchase shares of our common stock pursuant to our $100 million share repurchase program authorized by our Board of Directors on July 27, 2023. There is no minimum number of shares that we are required to repurchase and the repurchase program may be suspended or discontinued at any time without prior notice. The repurchase program is also subject to available liquidity, general market and economic conditions, alternate uses for the capital and other factors (refer to "Note 8 — Shareholders' Equity and Stock Incentive Plans" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for additional information regarding our share repurchase program). During the three months ended December 31, 2023, we did not repurchase any shares through open market transactions, and as of December 31, 2023, we had $90.9 million of remaining share repurchase availability under our July 27, 2023 authorization.

Stock Performance Graph

The following performance graph compares the cumulative five-year shareholders' returns (based on appreciation of the market price of our common stock) on an indexed basis with Nasdaq Composite Index and the Dow Jones US Gambling index, during the five years ended December 31, 2023. The graph plots the changes in value of an initial $100 investment over the indicated time period, assuming all dividends are reinvested. The stock price performance in this graph is not necessarily indicative of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Golden Entertainment, Inc., the NASDAQ Composite Index
and the Dow Jones US Gambling Index

*\$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2023 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.

	Cumulative Total Returns - Year Ending December 31,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Golden Entertainment, Inc.	$ 100.00	$ 119.97	$ 124.15	$ 315.41	$ 233.46	$ 249.31
NASDAQ Composite	100.00	135.23	194.24	235.78	157.74	226.24
Dow Jones US Gambling	100.00	143.35	126.93	110.62	81.56	108.05

The performance graph and the related chart and text should not be deemed filed or incorporated by reference into any other filing by us under the Securities Act of 1933, as amended or the Exchange Act of 1934, as amended except to the extent we specifically incorporate the performance graph by reference herein.

ITEM 6. **[*RESERVED*]**

ITEM 7. ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS***

The following discussion should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information included in this Annual Report. In addition to the historical information, certain statements in this discussion are forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements. Refer to "Forward-Looking Statements" in Part I of this Annual Report for additional information regarding forward-looking statements.

Overview

We own and operate a diversified entertainment platform, consisting of a portfolio of gaming assets that focus on casino and branded tavern operations. As of December 31, 2023, we conducted our business through four reportable segments: Nevada Casino Resorts, Nevada Locals Casinos, Nevada Taverns, and Distributed Gaming.

Our Nevada Casino Resorts segment is comprised of destination casino resort properties offering a variety of food and beverage outlets, entertainment venues and other amenities. Our Nevada Locals Casinos segment is comprised of casino properties that cater to local customers who generally live within a five-mile radius of our properties, and typically have no or a limited number of hotel rooms and offer fewer food and beverage outlets or other amenities, with revenues primarily generated from slot machine play. Our Nevada Taverns segment is comprised of the operations of our branded taverns located primarily in the greater Las Vegas, Nevada metropolitan area, targeting local patrons seeking more convenient entertainment establishments than traditional casino properties. As of December 31, 2023, our Distributed Gaming segment was comprised of the operation of slot machines and amusement devices in 640 third-party non-casino locations, such as restaurants, bars, taverns, convenience stores, liquor stores and grocery stores in Nevada, with a limited number of slot machines in each location.

Rocky Gap Sale

On July 25, 2023, we completed the sale of Rocky Gap to Century and VICI, an affiliate of VICI Properties Inc., for aggregate cash consideration of $260.0 million. Specifically, Century acquired the operations of Rocky Gap from us for $56.1 million in cash (subject to adjustment based on Rocky Gap's working capital and cage cash at closing), and VICI acquired the real estate assets relating to Rocky Gap from us for $203.9 million in cash. Prior to its sale, the operations of Rocky Gap were presented in our Maryland Casino Resort reportable segment. Refer to the discussion in "Note 3 — Divestitures and Assets Held for Sale" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for further information.

Distributed Gaming Operations Sale

On March 3, 2023, we entered into definitive agreements to sell our distributed gaming operations in Nevada and Montana to an affiliate of J&J Gaming for aggregate consideration of $322.5 million. On September 13, 2023, we completed the sale of our distributed gaming operations in Montana for cash consideration of $109.0 million plus working capital and other adjustments and purchased cash at closing. On January 10, 2024, we completed the sale of our distributed gaming operations in Nevada for cash consideration of $213.5 million plus working capital and other adjustments and purchased cash at closing. Prior to the sale, the results of the distributed gaming operations in Montana were combined with the results of the distributed gaming operations in Nevada and presented in our Distributed Gaming reportable segment. Refer to the discussion in "Note 3 — Divestitures and Assets Held for Sale" and "Note 16 — Subsequent Events" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for further information.

Acquisition of Taverns

On November 21, 2023, we acquired the operations of Lucky's, comprised of four tavern locations in Nevada, for cash consideration of $10 million, as part of an expansion of our branded tavern portfolio. The acquired Lucky's taverns have been included in our Nevada Taverns reportable segment from the date of acquisition.

Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report for the year ended December 31, 2023.

	Year Ended December 31,		
(In thousands)	**2023**	**2022**	**2021**
Revenues			
Gaming	$ 674,301	$ 760,906	$ 766,307
Food and beverage	182,408	175,363	167,815
Rooms	124,649	122,324	109,802
Other	71,791	63,126	52,619
Total revenues	1,053,149	1,121,719	1,096,543
Expenses			
Gaming	379,929	428,984	416,197
Food and beverage	135,373	131,863	118,541
Rooms	62,297	56,414	48,632
Other operating	22,415	19,889	16,968
Selling, general and administrative	255,565	235,404	221,967
Depreciation and amortization	88,933	100,123	106,692
(Gain) loss on disposal of assets	(228)	934	1,260
Gain on sale of businesses	(303,179)	—	—
Preopening expenses	760	161	246
Impairment of assets	12,072	—	—
Total expenses	653,937	973,772	930,503
Operating income	399,212	147,947	166,040
Non-operating expense			
Other non-operating income	—	—	60,000
Interest expense, net	(65,515)	(63,490)	(62,853)
Loss on debt extinguishment and modification	(1,734)	(1,590)	(975)
Total non-operating expense, net	(67,249)	(65,080)	(3,828)
Income before income tax provision	331,963	82,867	162,212
Income tax provision	(76,207)	(521)	(436)
Net income	$ 255,756	$ 82,346	$ 161,776

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

The $68.6 million, or 6%, decrease in revenues for the year ended December 31, 2023 compared to the prior year resulted from an $86.6 million decrease in gaming revenues, offset by increases of $7.0 million, $2.3 million, and $8.7 million in food and beverage, rooms, and other revenues, respectively. The decrease in revenues was primarily attributable to the exclusion of more than a full quarter of results for Rocky Gap and our distributed gaming operations in Montana that were sold on July 25, 2023 and September 13, 2023, respectively. The decrease in gaming revenues for the year ended December 31, 2023 compared to the prior year was also driven by an increase in complimentary products and services provided to our customers to incentivize future gaming activity. The increase in food and beverage revenues for the year ended December 31, 2023 compared to the prior year was primarily related to the addition of new food and beverage outlets, revised menus and increased revenue per cover combined with the higher cover count. The increase in rooms revenues primarily related to an increase in occupancy of our hotel rooms with higher average daily rates during 2023. The increase in other revenues during 2023 was primarily driven by an increase in the number of events hosted at our Laughlin Event Center and recoveries under certain agreements.

Operating Expenses

The $37.1 million, or 6%, decrease in operating expenses for the year ended December 31, 2023 compared to the prior year resulted from a $49.1 million decrease in gaming expenses, offset by increases of $3.5 million, $5.9 million, and $2.6 million in food and beverage, rooms, and other operating expenses, respectively. The decrease in operating expenses was primarily attributable to the exclusion of more than a full quarter of results for Rocky Gap and our distributed gaming operations in Montana that were sold on July 25, 2023 and September 13, 2023, respectively. The decrease in gaming expenses was also attributable to operational changes introduced in response to the decrease in the overall visitation to our properties in 2023 and decline in demand for gaming and a reevaluation of gaming related marketing programs. The increase in food and beverage and rooms expenses was primarily attributable to higher labor costs and cost of goods incurred during the current year period. The increase in other operating expenses during 2023 was primarily attributable to an increase in the number of events hosted at our Laughlin Event Center compared to the prior year.

Selling, General and Administrative Expenses

The $20.2 million, or 9%, increase in selling, general and administrative ("SG&A") expenses for the year ended December 31, 2023 compared to the prior year was primarily attributable to $9.5 million in transaction costs related to the sales of Rocky Gap and our distributed gaming operations in Montana and Nevada during 2023 as well as fees relating to the 2023 modification of the Credit Facility (refer to "Note 7 — Long-Term Debt" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for additional information). We also experienced increases in payroll and related expenses as well as an increase in costs related to marketing and advertising, utilities, and maintenance contracts in 2023. SG&A expenses are comprised of marketing and advertising, utilities, building rent, maintenance contracts, corporate office overhead, information technology, legal, accounting, third-party service providers, executive compensation, share-based compensation, payroll expenses and payroll taxes.

Depreciation and Amortization

The decrease in depreciation and amortization expenses of $11.2 million, or 11%, for the year ended December 31, 2023 compared to the prior year was primarily related to ceasing of depreciation and amortization of assets classified as held for sale discussed in "Note 3 — Divestitures and Assets Held for Sale" in Part II, Item 8: Financial Statements and Supplemental Data. In addition, a majority of the long-lived assets acquired in connection with the American Casino Entertainment Properties, LLC acquisition became fully depreciated and amortized during 2023. The decrease in depreciation and amortization expenses in 2023 was offset by the acceleration of depreciation on certain of our casino resort properties and depreciation on new assets placed in service.

Gain or Loss on Disposal of Assets

Gain on disposal of assets in the amount of $0.2 million for the year ended December 31, 2023 was primarily driven by sales of used gaming equipment in our Distributed Gaming segment. Loss on disposal of assets in the amount of $0.9 million for the year ended December 31, 2022 was primarily related to sales of used gaming equipment by our Nevada Taverns segment and disposals of property and equipment by our casino properties located in Nevada.

Gain on Sale of Businesses

The $303.2 million gain on sale of businesses for the year ended December 31, 2023 was driven by the sales of Rocky Gap and our distributed gaming operations in Montana completed in 2023.

Preopening Expenses

Preopening expenses consist of labor, food, utilities, training, initial licensing, rent and organizational costs incurred in connection with the opening of branded taverns and food and beverage and other venues within our casino locations. Preopening expenses for the years ended December 31, 2023 and 2022 primarily related to new branded tavern openings within our Nevada Taverns segment and the opening of new venues within our Nevada Casino Resorts segment.

Impairment of Assets

As discussed elsewhere in this Annual Report, during the year ended December 31, 2023, we voluntarily surrendered our gaming license for Colorado Belle and decided to continue to keep the operations of the property suspended. The results of our review of the carrying amounts of our long-lived assets for impairment indicated a partial impairment of the long-lived assets of the property in the amount of $12.1 million.

Non-Operating Expense, Net

Non-operating expense, net increased by $2.2 million, or 3%, for the year ended December 31, 2023 compared to the prior year primarily due to a $2.0 million, or 3%, increase in interest expense as a result of higher interest rates experienced in 2023.

Income Taxes

The effective income tax rate for the year ended December 31, 2023 was 22.96%, which differed from the federal income tax rate of 21% primarily due to state taxes. The effective income tax rate for the year ended December 31, 2022 was 0.63%, which differed from the federal tax rate of 21% due to the partial release of the valuation allowance related to deferred tax assets, excess tax deductions related to the exercise of stock options, and the limitation of tax deductions on executive compensation under Section 162(m) of the Internal Revenue Code. We recognize penalties and interest related to uncertain tax benefits in the provision for income taxes.

Revenues and Adjusted EBITDA by Reportable Segment

To supplement our consolidated financial statements presented in accordance with United States generally accepted accounting principles ("GAAP"), we use Adjusted EBITDA because it is the primary metric used by our chief operating decision makers and investors in measuring both our past and future expectations of performance. Adjusted EBITDA provides useful information to the users of our financial statements by excluding specific expenses and gains that we believe are not indicative of our core operating results. Furthermore, our annual performance plan used to determine compensation for our executive officers and employees is tied to the Adjusted EBITDA metric. It is also a measure of operating performance widely used in the gaming industry. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP. In addition, other companies in our industry may calculate Adjusted EBITDA differently than we do.

We define "Adjusted EBITDA" as earnings before interest and other non-operating income (expense), income taxes, depreciation and amortization, impairment of assets, severance expenses, preopening and related expenses, preopening and related expenses, gain or loss on disposal of assets and businesses, share-based compensation expenses, non-cash lease expense, and other non-cash charges that are deemed to be not indicative of our core operating results, calculated before corporate overhead (which is not allocated to each reportable segment).

The following table presents our total revenues and Adjusted EBITDA by reportable segment and a reconciliation of net income to Adjusted EBITDA:

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Revenues			
Nevada Casino Resorts	$ 413,058	$ 406,950	$ 389,712
Nevada Locals Casinos	157,435	157,514	159,855
Maryland Casino Resort [1]	43,456	78,010	78,155
Nevada Taverns	109,215	109,965	110,170
Distributed Gaming [2]	320,680	365,472	357,414
Corporate and other	9,305	3,808	1,237
Total Revenues	$ 1,053,149	$ 1,121,719	$ 1,096,543
Adjusted EBITDA			
Nevada Casino Resorts	$ 120,256	$ 135,104	$ 149,077
Nevada Locals Casinos	73,846	75,848	80,005
Maryland Casino Resort [1]	12,652	25,383	26,697
Nevada Taverns	32,682	37,610	39,762
Distributed Gaming [2]	34,545	44,021	47,514
Corporate and other	(51,459)	(50,886)	(51,337)
Total Adjusted EBITDA	$ 222,522	$ 267,080	$ 291,718
Net income	$ 255,756	$ 82,346	$ 161,776
Adjustments			
Other non-operating income	—	—	(60,000)
Depreciation and amortization	88,933	100,123	106,692
Non-cash lease expense	(15)	165	762
Share-based compensation	13,476	13,433	14,401
(Gain) loss on disposal of assets	(228)	934	1,260
Gain on sale of businesses	(303,179)	—	—
Loss on debt extinguishment and modification	1,734	1,590	975
Preopening and related expenses [3]	760	161	246
Severance expenses	149	378	228
Impairment of assets	12,072	—	—
Other, net	11,342	3,939	2,089
Interest expense, net	65,515	63,490	62,853
Change in fair value of derivative	—	—	—
Income tax provision	76,207	521	436
Adjusted EBITDA	$ 222,522	$ 267,080	$ 291,718

(1) Comprised of the operations of Rocky Gap, which was sold on July 25, 2023.

(2) Comprised of distributed gaming operations in Nevada and Montana. On September 13, 2023, we completed the sale of our distributed gaming operations in Montana. The sale of our distributed gaming operations in Nevada was completed after our fiscal year end on January 10, 2024. Refer to "Note 3 — Divestitures and Assets Held for Sale" and "Note 16 —Subsequent Events" in Part II, Item 8: Financial Statements Supplemental Data of this Annual Report for additional information.

(3) Preopening and related expenses consist of labor, food, utilities, training, initial licensing, rent and organizational costs incurred in connection with the opening of branded taverns and food and beverage and other venues within our casino locations.

Nevada Casino Resorts

Revenues increased by $6.1 million, or 2%, and Adjusted EBITDA decreased by $14.8 million, or 11%, for the year ended December 31, 2023 compared to the prior year. The increase in revenue was driven by increases of $9.3 million, $5.6 million and $5.8 million in food and beverage, rooms, and other revenues, respectively, offset by a decrease of $14.6 million in gaming revenues. The increase in food and beverage revenues compared to the prior year was primarily driven by the addition of new food and beverage outlets, revised menus and increased revenue per cover combined with a higher cover count. The increase in rooms revenues was primarily attributable to an increase in occupancy of our hotel rooms. The increase in other revenues compared to the prior year was primarily driven by an increase in the number of events hosted at our Laughlin Event Center and recoveries under certain agreements. The decrease in gaming revenues over the prior year was primarily driven by a reevaluation of gaming related marketing programs and an increase in complimentary products and services provided to our customers to incentivize future gaming activity. The decrease in Adjusted EBITDA compared to the prior year was primarily attributable to higher labor costs and cost of goods in 2023.

Nevada Locals Casinos

Revenues and Adjusted EBITDA decreased by $0.1 million, or less than 1%, and $2.0 million, or 3%, respectively, for the year ended December 31, 2023 compared to the prior year. The decrease in revenues was driven by a $1.6 million decrease in gaming revenue, offset by a $1.1 million increase in food and beverage revenues, $0.2 million increase in rooms and $0.2 million other revenues during 2023. The decrease in gaming revenue was primarily attributable to an increase in complimentary products and services provided to our customers to incentivize future gaming activity and a softer demand for gaming primarily at our Pahrump properties. The increase in rooms revenue was primarily attributable to a higher hotel occupancy at higher average daily rates, which resulted in an increase in food and beverage revenues during 2023. The decrease in Adjusted EBITDA compared to the prior year was primarily attributable to higher labor costs and cost of goods.

Maryland Casino Resort

This reportable segment was comprised of the operations of Rocky Gap sold on July 25, 2023. Refer to "Note 1 — Nature of Business and Basis of Presentation" and "Note 3 — Divestitures and Assets Held for Sale" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for further information. Accordingly, the year-over-year decrease in revenues and Adjusted EBITDA reflects a full year of operations in 2022 as compared to a partial period in 2023 through the date of sale.

Nevada Taverns

Revenues and Adjusted EBITDA decreased by $0.8 million, or 1%, and $4.9 million, or 13%, respectively, for the year ended December 31, 2023 compared to the prior year. The decrease in revenues was primarily attributable to the decrease in gaming revenue due to a decrease in visitation to our tavern locations during 2023. The decrease in Adjusted EBITDA was primarily attributable to higher labor costs and cost of goods compared to the prior year.

Distributed Gaming

Revenues decreased by $44.8 million, or 12%, and Adjusted EBITDA decreased by $9.5 million, or 22%, for the year ended December 31, 2023 compared to the prior year. Decreases in revenues and Adjusted EBITDA were primarily attributable to the impact of the sale of our Montana distributed gaming operations on September 13, 2023 (refer to "Note 1 — Nature of Business and Basis of Presentation" and "Note 3 — Divestitures and Assets Held for Sale" in Part II, Item 8: Financial Statements and Supplemental Data, for further information), as well as the decrease in demand for gaming during 2023. Further, Adjusted EBITDA for the year ended December 31, 2023 was impacted by an increase in labor costs and an increase in costs of providing gaming related services to third parties under our space lease and participation agreements.

Adjusted EBITDA Margin

For the year ended December 31, 2023, Adjusted EBITDA as a percentage of segment revenues (or Adjusted EBITDA margin) was 29%, 47%, 30%, and 11% for Nevada Casino Resorts, Nevada Locals Casinos, Nevada Taverns, and Distributed Gaming, respectively, as compared to Adjusted EBITDA margins of 33%, 48%, 34%, and 12%, respectively, for the year ended December 31, 2022.

The lower Adjusted EBITDA margins for the year ended December 31, 2023 compared to the prior year were primarily attributable to increases in labor costs and cost of goods. In addition, lower Adjusted EBITDA margins in our Distributed Gaming segment reflected the fixed and variable amounts paid to third parties under our space lease and participation agreements as expenses.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had $197.6 million in cash and cash equivalents, which included $40.1 million of cash and cash equivalents related to assets held for sale. We believe that our cash and cash equivalents, cash flows from operations and borrowing availability under our $240 million Revolving Credit Facility will be sufficient to meet our capital requirements during the next 12 months. As of December 31, 2023, we had borrowing availability of $240 million under our Revolving Credit Facility (refer to "Note 7 — Long-Term Debt" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for additional information regarding our Revolving Credit Facility). As discussed above, on July 25, 2023, we sold Rocky Gap for aggregate cash consideration of $260.0 million, and on September 13, 2023, we sold our distributed gaming operations in Montana for aggregate cash consideration of $109.0 million plus working capital and other adjustments and purchased cash at closing. Subsequent to our fiscal year end, on January 10, 2024, we sold our distributed gaming operations in Nevada for aggregate cash consideration of $213.5 million plus working capital and other adjustments and purchased cash at closing. In addition, subsequent to our fiscal year end, on February 27, 2024, our Board of Directors declared a recurring quarterly cash dividend of $0.25 per share of our outstanding common stock, the first of which is payable on April 4, 2024 to shareholders of record as of March 18, 2024.

Our operating results and performance depend significantly on national, regional and local economic conditions and their effect on consumer spending. Declines in consumer spending would cause revenues generated by our operations to be adversely affected.

To further enhance our liquidity position or to finance any future acquisition or other business investment initiatives, we may obtain additional financing, which could consist of debt, convertible debt or equity financing from public and/or private credit and capital markets.

Cash Flows

Net cash provided by operating activities was $119.2 million, $150.2 million and $295.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. The $31.0 million, or 21%, decrease in operating cash flows in 2023 compared to 2022 primarily related to a decrease in operating income and the timing of working capital spending.

Net cash provided by investing activities was $266.9 million for the year ended December 31, 2023 primarily due to the cash receipts of $362.4 million from the sales of Rocky Gap in July 2023 and distributed gaming operations in Montana in September 2023, offset by $85.9 million spent on capital expenditures, primarily at The STRAT. We also acquired four Lucky's taverns for $10.0 million during 2023. Net cash used in investing activities was $51.3 million and $28.9 million for the years ended December 31, 2022 and 2021, respectively.

Net cash used in financing activities was $330.6 million, $177.4 million and $149.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. The $153.1 million, or 86%, increase in net cash used in financing activities in 2023 compared to 2022 primarily related to the $177.0 million reduction in the amount of outstanding term loan borrowings under our Credit Facility (refer to "Note 7 — Long-Term Debt" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for further discussion) as well as the repurchase of $59.0 million in principal amount of 2026 Unsecured Notes in open market transactions, the $57.7 million payment of a one-time cash dividend of $2.00 per share of the outstanding common stock, and the payment of $16.9 million in tax withholding on option exercises and the vesting of RSUs during 2023. During 2023, we also repurchased $9.1 million of our common stock pursuant to our share repurchase program and paid $8.0 million in debt issuance costs incurred in connection to the second amendment to our Credit Facility discussed in "Note 7 — Long-Term Debt" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report.

Long-Term Debt

For information regarding our Credit Facility and Indenture refer to "Note 7 — Long-Term Debt" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report.

Share Repurchase Program

Share repurchases may be made from time to time in open market transactions, block trades or in private transactions in accordance with applicable securities laws and regulations and other legal requirements, including compliance with our finance agreements. There is no minimum number of shares that we are required to repurchase and the repurchase program may be suspended or discontinued at any time without prior notice. Refer to "Note 8 — Shareholders' Equity and Stock Incentive Plans" in Part II, Item 8: Financial Statements and Supplemental Data and "Share Repurchase Program and Issuer Purchase of Equity" in Part II, Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities of this Annual Report for additional information regarding our share repurchase program and common stock purchases made pursuant to our share repurchase program.

Other Items Affecting Liquidity

The outcome of the following specific matters, including our commitments and contingencies, may also affect our liquidity.

Commitments, Capital Spending and Development

We perform on-going refurbishment and maintenance at our facilities, of which certain maintenance costs are capitalized if such improvement or refurbishment extends the life of the related asset, while other maintenance costs that do not so qualify are expensed as incurred. The commitment of capital and the related timing thereof are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate regulatory bodies. We intend to fund such capital expenditures through our operating cash flows and Revolving Credit Facility.

Refer to "Note 13 — Commitments and Contingencies" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for additional information regarding commitments and contingencies that may also affect our liquidity.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2023:

(In thousands)	2024	2025	2026	2027	2028	Thereafter	Total
Term Loan B-1	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 378,000	$ 398,000
2026 Unsecured Notes	—	—	276,453	—	—	—	276,453
Notes payable	438	—	—	—	—	—	438
Interest on long-term debt [1]	53,531	53,276	42,407	31,539	31,211	43,145	255,109
Operating leases [2]	19,484	18,915	17,187	14,129	11,389	52,844	133,948
Finance lease obligations [3]	1,482	1,455	1,455	319	217	2,997	7,925
Purchase obligations [4]	1,038	1,054	1,071	1,088	1,106	3,234	8,591
	$ 79,973	$ 78,700	$ 342,573	$ 51,075	$ 47,923	$ 480,220	$1,080,464

(1) Represents estimated interest payments on our outstanding term loan borrowings under our Credit Facility based on interest rates as of December 31, 2023 until maturity, as well as interest on our 2026 Unsecured Notes and notes payable.

(2) Includes total operating lease interest obligations of $38.9 million.

(3) Includes total finance lease interest obligations of $2.6 million and an addition of a three-year $3.6 million finance lease agreement for certain equipment at The STRAT that commenced on January 1, 2024.

(4) Represents obligations related to license agreements.

Other Opportunities

We may investigate and pursue expansion opportunities in our existing or new markets from time to time. Such expansions will be influenced and determined by a number of factors, which may include licensing availability and approval, suitable investment opportunities and availability of acceptable financing. Investigation and pursuit of such opportunities may require us to make substantial investments or incur substantial costs, which we may fund through cash flows from operations or borrowing availability under our Revolving Credit Facility. To the extent such sources of funds are not sufficient, we may also seek to raise such additional funds through public or private equity or debt financings or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to us. Moreover, we can provide no assurances that the investigation or pursuit of an opportunity will result in a completed transaction.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and reported amounts of revenue and expenses during the reporting period. The SEC has defined critical accounting policies as those that are most important to the presentation of the financial position and results of operations, and which require management to make its most difficult and subjective judgments, often as a result of the need to make estimates about matters that are inherently uncertain. We have identified our critical accounting policies that meet this definition below. Other key accounting policies that involve the use of estimates, judgments, and assumptions are discussed in "Note 2 — Summary of Significant Accounting Policies" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report. We believe that our estimates and assumptions are reasonable, based upon information presently available; however, actual results may differ from these estimates under different assumptions or conditions.

Valuation of Goodwill and Indefinite-Lived Intangible Assets

As of December 31, 2023, the value of our goodwill and indefinite-lived intangible assets was $84.3 million and $47.9 million, respectively. As of December 31, 2022, the value of our goodwill and indefinite-lived intangible assets was $158.4 million and $46.8 million, respectively. The decrease in goodwill during 2023 was primarily attributable to the goodwill related to the assets held for sale offset by an increase related to the acquisition of Lucky's taverns in 2023. As discussed in "Note 5 — Goodwill and Intangible Assets" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report, we concluded that there was no impairment of our goodwill and intangible assets as of December 31, 2023 and 2022.

We test our goodwill and indefinite-lived intangible assets comprised of trade names for impairment annually during the fourth quarter of each year, and whenever events or circumstances indicate that it is more likely than not that impairment may have occurred. When performing testing for impairment, we either conduct a qualitative assessment to determine whether it is more likely than not that the asset is impaired, or elect to bypass this qualitative assessment and perform a quantitative test. Under the qualitative assessment, we consider both positive and negative factors, including macroeconomic conditions, industry events, financial performance and other changes, and make a determination of whether it is more likely than not that the fair value of goodwill is less than its carrying amount. If, after assessing the qualitative factors, we determine that it is more likely than not the asset is impaired, we then perform a quantitative test in which the estimated fair value of the reporting unit is compared with its carrying amount, including goodwill. The fair value of our trade names is estimated using the income approach to valuation at each of our reporting units.

The estimation of fair value for both goodwill and indefinite-lived intangible assets requires management to make critical estimates, judgments and assumptions, such as: the valuation methodology, the estimated future cash flows for each of our reporting units, the discount rate used to calculate the present value of such cash flows, our current valuation multiple and multiples of comparable publicly traded companies, and royalty rate to be applied to valuation of our trade names. Application of alternative estimates and assumptions could produce significantly different results, especially with regards to estimated future cash flows, as they are, by their nature, subjective and actual results may differ materially from such estimates. Cash flow estimates are unpredictable and inherently uncertain, because they are based on the current regulatory, political and economic climates, recent operating information and projections. Such estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, competition, events affecting various forms of travel and access to our properties, and other factors. If our estimates of future cash flows are not met or if there are changes in significant assumptions and judgments used in the estimation process, including the discount rate and market multiple, we may have to record impairment charges in the future.

Valuation of Long-Lived Assets at Colorado Belle

The operations of Colorado Belle have remained suspended since March 2020. As discussed elsewhere in this Annual Report, during the year ended December 31, 2023, we voluntarily surrendered our gaming license for Colorado Belle. Since we review the carrying amounts of our long-lived assets, other than goodwill and indefinite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable, suspension of this casino resort property's operations continues to qualify as an indicator of impairment related to our long-lived assets at Colorado Belle. As discussed in "Note 4 — Property and Equipment" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report, the results of the assessment conducted for the year ended December 31, 2023 indicated a $12.1 million impairment of the long-lived assets of Colorado Belle.

Recoverability of a long-lived asset is evaluated by comparing the estimated future cash flows of the asset, on an undiscounted basis, to its carrying amount. If the undiscounted estimated future cash flows exceed the carrying amount, no impairment is indicated. If the undiscounted estimated future cash flows do not exceed the carrying amount, impairment is recorded based on the difference between the asset's estimated fair value and its carrying amount.

The estimation of fair value requires management to make critical estimates, judgments and assumptions, such as: the valuation methodology, the estimated future cash flows from a market participant's perspective, including with respect to Colorado Belle, the potential reopening date of the property, future growth rates, operating margins, discount rate and forecasted capital expenditures used to calculate the present value of such cash flows. Application of alternative estimates and assumptions could produce significantly different results, especially with regards to estimated future cash flows, as they are, by their nature, subjective and actual results may differ materially from such estimates. Cash flow estimates are unpredictable and inherently uncertain, because they are based on the current regulatory, political and economic climates, recent operating information and projections. Such estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, competition, events affecting various forms of travel and access to our properties, and other factors. If our estimates of future cash flows are not met or if there are changes in significant assumptions and judgments used in the estimation process, we may have to record additional impairment charges in the future.

Recently Issued Accounting Pronouncements

Refer to "Note 2 — Summary of Significant Accounting Policies" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report for information regarding recently issued accounting pronouncements.

Regulation and Taxes

Our business is subject to extensive regulation by state gaming authorities. Changes in applicable laws or regulations could have a material adverse effect on us.

The gaming industry represents a significant source of tax revenues to regulators. From time to time, various federal and state legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. It is not possible to determine the likelihood of possible changes in tax law or in the administration of such law. Such changes, if adopted, could have a material adverse effect on our future financial position, results of operations, cash flows and prospects. Refer to the "Regulation" section included in Part I, Item 1: Business of this Annual Report for further discussion of applicable regulations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 7A.   *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our primary exposure to market risk is interest rate risk associated with our variable rate long-term debt. As of December 31, 2023, our variable rate long-term debt primarily comprised our indebtedness under the Credit Facility (refer to "Note 7 — Long-Term Debt" in Part II, Item 8: Financial Statements and Supplemental Data of this Annual Report).

As of December 31, 2023, we had $398 million in principal amount of outstanding Term Loan B-1 borrowings under the Credit Facility with no outstanding borrowings under our $240 million Revolving Credit Facility. Our primary interest rate under the Credit Facility is the SOFR rate plus an applicable margin. The weighted-average effective interest rate on our outstanding borrowings under the Credit Facility was approximately 7.92% for the year ended December 31, 2023. Assuming the outstanding balance under our Credit Facility remained constant over a year, a 50 basis point increase in the applicable interest rate would increase interest incurred, prior to effects of capitalized interest, by $2.0 million over a twelve-month period.

As of December 31, 2023, our investment portfolio included $197.6 million in cash and cash equivalents, which included $40.1 million of cash and cash equivalents related to assets held for sale.

ITEM 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA*

GOLDEN ENTERTAINMENT, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Golden Entertainment, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Entertainment, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15 (a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Valuation of long-lived assets at Colorado Belle
Description of the Matter	The operations of Colorado Belle have remained suspended since March 2020. As discussed in Note 4, the Company reviews the carrying amounts of its long-lived assets, other than goodwill and indefinite-lived intangible assets, for indicators of impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The suspension of this casino resort property's operations continues to qualify as an indicator of impairment related to the long-lived assets at Colorado Belle. Based on the results of its assessment, the Company recorded a $12.1 million impairment of the long-lived assets of Colorado Belle.
	Auditing the impairment assessment of the Colorado Belle long-lived assets was challenging due to the highly judgmental nature of certain assumptions used in the estimate of future cash flows including, among others, future growth rates, operating margins, economic and business conditions and discount rate. These assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company's impairment assessment of its long-lived assets. For example, we tested controls over the completeness and accuracy of the data and assumptions used in management's impairment assessment.

Our testing of the Company's impairment assessment of the long-lived assets of Colorado Belle, included, among other procedures, obtaining an understanding as to management's future operating plans for Colorado Belle, as well as the assumptions used in preparing their estimated future cash flows, taking into consideration historical results, changes to the business plans and other relevant factors. In addition, we assessed the prospective financial information utilized in the valuation from a market participant's perspective, considering factors including the reopening date of the property, future growth rates, operating margin, discount rate and forecasted capital expenditures. We also evaluated other assumptions used in preparing estimated future cash flows including future market conditions, industry and economic trends, and consumer preferences for contrary evidence. We also tested key assumptions by evaluating the Company's internal and external communications as well as third party industry and analyst reports to validate the assumptions used and identify any corroboratory or contrary evidence. We assessed the historical accuracy of management's estimates and evaluated management's sensitivity analyses of the subjective assumptions to evaluate the changes in the analysis that would result from changes in these assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.

Las Vegas, Nevada
February 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Golden Entertainment, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Golden Entertainment, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golden Entertainment, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15 (a)(2), and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Las Vegas, Nevada
February 29, 2024

GOLDEN ENTERTAINMENT, INC.
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31,	
	2023	**2022**
ASSETS		
Current assets		
Cash and cash equivalents	$ 157,550	$ 136,889
Accounts receivable, net of allowance for credit losses of $696 and $775 at December 31, 2023 and 2022, respectively	16,951	20,495
Prepaid expenses	22,042	25,900
Inventories	8,097	8,117
Other	531	13,610
Assets held for sale	204,271	39,562
Total current assets	409,442	244,573
Property and equipment, net	786,145	840,731
Operating lease right-of-use assets, net	79,396	147,893
Goodwill	84,325	158,396
Intangible assets, net	53,935	89,552
Deferred income tax assets	29,508	11,822
Other assets	9,532	15,703
Total assets	$ 1,452,283	$ 1,508,670
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt and finance leases	$ 4,596	$ 555
Current portion of operating leases	13,745	42,200
Accounts payable	18,702	25,168
Income tax payable	42,055	—
Accrued payroll and related	21,406	21,227
Accrued liabilities	34,639	33,365
Liabilities related to assets held for sale	39,233	10,187
Total current liabilities	174,376	132,702
Long-term debt, net and non-current finance leases	658,521	900,464
Non-current operating leases	81,325	121,979
Deferred income tax liabilities	—	53
Other long-term obligations	328	552
Total liabilities	914,550	1,155,750
Commitments and contingencies (Note 13)		
Shareholders' equity		
Common stock, $.01 par value; authorized 100,000 shares; 28,669 and 28,179 common shares issued and outstanding at December 31, 2023 and 2022, respectively	287	282
Additional paid-in capital	475,970	480,060
Retained earnings (accumulated deficit)	61,476	(127,422)
Total shareholders' equity	537,733	352,920
Total liabilities and shareholders' equity	$ 1,452,283	$ 1,508,670

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN ENTERTAINMENT, INC.
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues			
Gaming	$ 674,301	$ 760,906	$ 766,307
Food and beverage	182,408	175,363	167,815
Rooms	124,649	122,324	109,802
Other	71,791	63,126	52,619
Total revenues	1,053,149	1,121,719	1,096,543
Expenses			
Gaming	379,929	428,984	416,197
Food and beverage	135,373	131,863	118,541
Rooms	62,297	56,414	48,632
Other operating	22,415	19,889	16,968
Selling, general and administrative	255,565	235,404	221,967
Depreciation and amortization	88,933	100,123	106,692
(Gain) loss on disposal of assets	(228)	934	1,260
Gain on sale of businesses	(303,179)	—	—
Preopening expenses	760	161	246
Impairment of assets	12,072	—	—
Total expenses	653,937	973,772	930,503
Operating income	399,212	147,947	166,040
Non-operating expense			
Other non-operating income	—	—	60,000
Interest expense, net	(65,515)	(63,490)	(62,853)
Loss on debt extinguishment and modification	(1,734)	(1,590)	(975)
Total non-operating expense, net	(67,249)	(65,080)	(3,828)
Income before income tax provision	331,963	82,867	162,212
Income tax provision	(76,207)	(521)	(436)
Net income	$ 255,756	$ 82,346	$ 161,776
Weighted-average common shares outstanding			
Basic	28,653	28,662	28,709
Diluted	30,781	31,514	32,123
Net income per share			
Basic	$ 8.93	$ 2.87	$ 5.64
Diluted	$ 8.31	$ 2.61	$ 5.04

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN ENTERTAINMENT, INC.
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common stock			Additional Paid-In	(Accumulated Deficit) Retained	Total Shareholders'
	Shares		Amount	Capital	Earnings	Equity
Balance, January 1, 2021	28,159	$	282	$ 470,719	$ (309,739)	$ 161,262
Issuance of stock on options exercised and restricted stock units vested	898		9	98	—	107
Repurchases of common stock	(227)		(3)	—	(10,613)	(10,616)
Share-based compensation	—		—	13,844	—	13,844
Tax benefit from share-based compensation	—		—	(6,832)	—	(6,832)
Net income	—		—	—	161,776	161,776
Balance, December 31, 2021	28,830	$	288	$ 477,829	$ (158,576)	$ 319,541
Issuance of stock on options exercised and restricted stock units vested	462		4	31	—	35
Repurchases of common stock	(1,113)		(10)	—	(51,192)	(51,202)
Share-based compensation	—		—	12,880	—	12,880
Tax benefit from share-based compensation	—		—	(10,680)	—	(10,680)
Net income	—		—	—	82,346	82,346
Balance, December 31, 2022	28,179	$	282	$ 480,060	$ (127,422)	$ 352,920
Issuance of stock on options exercised and restricted stock units vested	742		8	—	—	8
Repurchases of common stock	(252)		(3)	—	(9,131)	(9,134)
Share-based compensation	—		—	12,812	—	12,812
Tax benefit from share-based compensation	—		—	(16,902)	—	(16,902)
Cash dividend paid	—		—	—	(57,727)	(57,727)
Net income	—		—	—	255,756	255,756
Balance, December 31, 2023	28,669	$	287	$ 475,970	$ 61,476	$ 537,733

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN ENTERTAINMENT, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities			
Net income	$ 255,756	$ 82,346	$ 161,776
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	88,933	100,123	106,692
Non-cash lease expense	(15)	165	762
Share-based compensation	12,812	12,880	13,844
Amortization of debt issuance costs and discounts on debt	4,073	4,093	4,343
(Gain) loss on disposal of assets	(228)	934	1,260
Gain on sale of businesses	(303,179)	—	—
Provision for credit losses	643	753	631
Deferred income taxes	(17,739)	(13,630)	341
Loss on debt extinguishment and modification	1,734	1,590	975
Impairment of assets	12,072	—	—
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(128)	(4,882)	(5,643)
Prepaid expenses, inventories and other current assets	11,991	(24,082)	(1,213)
Other assets	(609)	(4,307)	(1,595)
Accounts payable and other accrued expenses	53,503	(4,494)	14,393
Other liabilities	(416)	(1,292)	(791)
Net cash provided by operating activities	119,203	150,197	295,775
Cash flows from investing activities			
Purchase of property and equipment, net of change in construction payables	(85,877)	(51,419)	(29,259)
Acquisition of business, net of cash acquired	(10,000)	—	—
Proceeds from disposal of property and equipment	401	152	374
Proceeds from sale of businesses, net of cash sold	362,396	—	—
Net cash provided by (used in) investing activities	266,920	(51,267)	(28,885)
Cash flows from financing activities			
Repayments of term loan	(577,000)	(75,000)	(122,000)
Issuance of new term loan	400,000	—	—
Repurchase of senior notes	(59,008)	(39,524)	—
Repayments of notes payable	(2,092)	(512)	(3,737)
Principal payments under finance leases	(527)	(541)	(6,179)
Payment for debt extinguishment and modification costs	(8,175)	(12)	(651)
Tax withholding on share-based payments	(16,902)	(10,680)	(6,832)
Cash dividend paid	(57,727)	—	—
Proceeds from issuance of common stock, net of costs	8	4	9
Proceeds from exercise of stock options	—	31	98
Repurchases of common stock	(9,134)	(51,202)	(10,616)
Net cash used in financing activities	(330,557)	(177,436)	(149,908)
Change in cash and cash equivalents	55,566	(78,506)	116,982
Balance, beginning of period	142,034	220,540	103,558
Balance, end of period	$ 197,600	$ 142,034	$ 220,540
Cash and cash equivalents			
Cash and cash equivalents	$ 157,550	$ 136,889	$ 220,540
Cash and cash equivalents included in assets held for sale	40,050	5,145	—
Balance, end of period	$ 197,600	$ 142,034	$ 220,540

GOLDEN ENTERTAINMENT, INC.
Consolidated Statements of Cash Flows – (Continued)
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Supplemental cash flow disclosures			
Cash paid for interest	$ 66,896	$ 58,900	$ 57,619
Cash paid for income taxes, net	38,676	19,706	—
Non-cash investing and financing activities			
Payables incurred for capital expenditures	$ 2,194	$ 5,386	$ 1,933
Notes payable incurred for capital expenditures	3,571	—	—
Loss on debt extinguishment and modification	1,734	1,590	975
Operating lease right-of-use assets obtained in exchange for lease obligations	8,531	22,078	41,259

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Basis of Presentation

Golden Entertainment, Inc. and its wholly-owned subsidiaries own and operate a diversified entertainment platform, consisting of a portfolio of gaming assets that focus on casino and branded tavern operations. The Company's portfolio includes eight casino properties located in Nevada, as well as 69 branded taverns targeting local patrons located primarily in the greater Las Vegas, Nevada metropolitan area. Unless otherwise indicated, the terms "Golden" and the "Company" refer to Golden Entertainment, Inc. together with its subsidiaries.

As of December 31, 2023, the Company conducted its business through four reportable segments: Nevada Casino Resorts, Nevada Locals Casinos, Nevada Taverns, and Distributed Gaming. Each reportable segment was comprised of the following properties and operations:

Reportable Segment	Location
Nevada Casino Resorts	
The STRAT Hotel, Casino & Tower ("The STRAT")	Las Vegas, Nevada
Aquarius Casino Resort ("Aquarius")	Laughlin, Nevada
Edgewater Casino Resort ("Edgewater")	Laughlin, Nevada
Nevada Locals Casinos	
Arizona Charlie's Boulder	Las Vegas, Nevada
Arizona Charlie's Decatur	Las Vegas, Nevada
Gold Town Casino	Pahrump, Nevada
Lakeside Casino & RV Park	Pahrump, Nevada
Pahrump Nugget Hotel Casino ("Pahrump Nugget")	Pahrump, Nevada
Nevada Taverns	
69 branded tavern locations	Nevada
Distributed Gaming	
Nevada distributed gaming [1]	Nevada

(1) Subsequent to the Company's fiscal year end, the Company sold its distributed gaming operations in Nevada on January 10, 2024.

On July 25, 2023, the Company completed the sale of Rocky Gap Casino Resort ("Rocky Gap") to Century Casinos, Inc. ("Century") and VICI Properties, L.P. ("VICI"), an affiliate of VICI Properties Inc., for aggregate cash consideration of $260.0 million. Specifically, Century acquired the operations of Rocky Gap from Golden for $56.1 million in cash (subject to adjustment based on Rocky Gap's working capital and cage cash at closing), and VICI acquired the real estate assets relating to Rocky Gap from Golden for $203.9 million in cash. Prior to its sale, the operations of Rocky Gap were presented in the Company's Maryland Casino Resort reportable segment. Refer to the discussion in "Note 3 — Divestitures and Assets Held for Sale" for further information.

On March 3, 2023, the Company entered into definitive agreements to sell its distributed gaming operations in Nevada and Montana to an affiliate of J&J Ventures Gaming, LLC ("J&J Gaming"), for aggregate consideration of $322.5 million. On September 13, 2023, the Company completed the sale of the distributed gaming operations in Montana for cash consideration of $109.0 million plus working capital and other adjustments and purchased cash at closing. On January 10, 2024, the Company completed the sale of its distributed gaming operations in Nevada for cash consideration of $213.5 million plus working capital and other adjustments and purchased cash at closing. Prior to the sales, the results of the distributed gaming operations in Montana were combined with the results of the distributed gaming operations in Nevada and presented in the Company's Distributed Gaming reportable segment. Refer to the discussion in "Note 3 — Divestitures and Assets Held for Sale" and "Note 16 — Subsequent Events" for further information.

On November 21, 2023, the Company acquired the operations of Lucky's Lounge & Restaurant ("Lucky's"), comprised of four tavern locations in Nevada, for cash consideration of $10.0 million, as part of an expansion of the Company's branded tavern portfolio. The acquired Lucky's taverns have been included in the Company's Nevada Taverns reportable segment from the date of acquisition.

Impact of COVID-19 on the Nevada taverns

Temporary closures of the Company's operations due to the COVID-19 pandemic in 2020 resulted in lease concessions for certain of the Company's branded taverns and distributed gaming locations, some of which continued in 2021. Such concessions provided for deferral and, in some instances, forgiveness of rent payments with no substantive amendments to the consideration due per the terms of the original contract and did not result in substantial changes in the Company's obligations under such leases. The Company elected to account for the deferred rent as variable lease payments, which resulted in a reduction of the rent expense of $2.3 million for the year ended December 31, 2021. Rent expense that was not forgiven was recorded in future periods as those deferred payments were paid to the Company's lessors.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Reclassifications were made to the Company's prior period consolidated financial statements to conform to the current period presentation, where applicable. These reclassifications had no effect on previously reported net income.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks and highly liquid investments with original maturities of three months or less. As of December 31, 2023, the Company had $197.6 million in cash and cash equivalents, which included $40.1 million of cash and cash equivalents related to assets held for sale. Although cash and cash equivalents balances may at times exceed the federal insured deposit limit, the Company believes such risk is mitigated by the quality of the institutions holding such deposits.

Accounts Receivable

Accounts receivable consist primarily of gaming, hotel and other receivables, net of allowance for credit losses. Accounts receivable are non-interest bearing and are initially recorded at cost. An estimated allowance for credit losses is maintained to reduce the Company's accounts receivable to their expected net realizable value based on specific reviews of customer accounts, the age of such accounts, management's assessment of the customer's financial condition, historical and current collection experience and management's expectations of future collection trends based on the current and forecasted economic and business conditions. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. Historically, the Company's estimated allowance for credit losses has been consistent with such losses.

Inventories

Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out and the average cost inventory methods.

Assets Held for Sale

The Company classifies assets as held for sale when a sale is probable, is expected to be completed within one year, and the asset group meets all of the accounting criteria to be classified as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately in the asset and liability sections, respectively, of the consolidated balance sheets. The Company presents the major classes of assets and liabilities classified as held for sale separately in the notes to the consolidated financial statements. The Company ceases recording depreciation and amortization of the long-lived assets included in the sale upon classification as held for sale. Gains or losses associated with the disposal of assets held for sale are recorded within operating expenses.

The disposal group classified as assets held for sale is measured at the lower of its carrying amount or fair value less cost to sell.

The fair value of the disposal group is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. The Company recognizes a loss, if necessary, to adjust the disposal group's carrying amount to its fair value less cost to sell in the period in which the held for sale criteria are met. The carrying amount of the disposal group is adjusted in each reporting period for subsequent increases or decreases in its fair value less cost to sell, except that the adjusted carrying amount cannot exceed the carrying amount of the disposal group at the time it was initially classified as held for sale. Any gain or loss from the sale of the disposal group that was not previously recognized is recognized on the date of sale. In addition, the Company records any changes to the working capital requiring subsequent payments or receipts made within the measurement period against any gain or loss from the sale of the disposal group. The measurement period does not extend beyond one year from the closing date for the transaction.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Assets held under finance lease agreements are stated at the lower of the present value of the future minimum lease payments or fair value at the inception of the lease. Expenditures for major additions, renewals and improvements are capitalized while costs of routine repairs and maintenance are expensed when incurred. A significant amount of the Company's property and equipment was acquired through business acquisitions and therefore, was initially recognized at fair value on the effective date of the applicable acquisition transaction. Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Building and improvements	10 - 40 years
Furniture and equipment	3 - 15 years
Leasehold improvements	2 - 15 years

The Company reviews the carrying amounts of its long-lived assets, other than goodwill and indefinite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability is evaluated by comparing the estimated future cash flows of the asset, on an undiscounted basis, to its carrying amount. If the undiscounted estimated future cash flows exceed the carrying amount, no impairment is indicated. If the undiscounted estimated future cash flows do not exceed the carrying amount, impairment is recorded based on the difference between the asset's estimated fair value and its carrying amount.

The estimation of fair value requires management to make critical estimates, judgments and assumptions, such as: the valuation methodology, the estimated future cash flows from a market participant's perspective, including with respect to Colorado Belle, the potential reopening date of the property, future growth rates, operating margins, discount rate and forecasted capital expenditures used to calculate the present value of such cash flows. Application of alternative estimates and assumptions could produce significantly different results, especially with regards to estimated future cash flows, as they are, by their nature, subjective and actual results may differ materially from such estimates. Cash flow estimates are unpredictable and inherently uncertain, because they are based on the current regulatory, political and economic climates, recent operating information and projections. The Company's long-lived asset impairment tests are performed at the reporting unit level.

Sales and other disposals of property and equipment are recorded by removing the related cost and accumulated depreciation from the accounts with gains or losses on sales and other disposals recorded in the Company's consolidated statements of operations.

Goodwill

The Company tests its goodwill for impairment annually during the fourth quarter of each year, and whenever events or circumstances indicate that it is more likely than not that impairment may have occurred. Impairment testing for goodwill is performed at the reporting unit level.

When performing testing for impairment, the Company either conducts a qualitative assessment to determine whether it is more likely than not that the asset is impaired, or elects to bypass this qualitative assessment and perform a quantitative test. Under the qualitative assessment, the Company considers both positive and negative factors, including macroeconomic conditions, industry events, financial performance and other changes, and makes a determination of whether it is more likely than not that the fair value of goodwill is less than its carrying amount. If, after assessing the qualitative factors, the Company determines that it is more likely than not the asset is impaired, it then performs a quantitative test in which the estimated fair value of the reporting unit is compared to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to the excess, limited to the amount of goodwill allocated to the reporting unit.

When performing the quantitative test, the Company estimates the fair value of each reporting unit using the expected present value of future cash flows along with value indications based on current valuation multiples of the Company and comparable publicly traded companies. The estimation of fair value requires significant judgment and is based on assumptions about future cash flows, including future growth rates, operating margins, economic and business conditions, all of which are unpredictable and inherently uncertain. Cash flow estimates are based on the current regulatory, political and economic climates, recent operating information and projections. Such estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, competition, events affecting various forms of travel and access to the Company's properties, and other factors, such that the actual results may differ materially from such estimates. If the Company's estimates of future cash flows are not met, it may be required to record goodwill impairment charges in the future.

Indefinite-Lived Intangible Assets

The Company's indefinite-lived intangible assets are comprised of trade names acquired in a business combination. The fair value of the Company's trade names is estimated using the income approach to valuation at each of its reporting units. The Company tests its indefinite-lived intangible assets for impairment annually during the fourth quarter of each year, and whenever events or circumstances indicate that it is more likely than not that an asset is impaired. Indefinite-lived intangible assets are not amortized unless it is determined that an asset's useful life is no longer indefinite. The Company periodically reviews its indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If an indefinite-lived intangible asset no longer has an indefinite life, the asset is tested for impairment and is subsequently accounted for as a finite-lived intangible asset.

Finite-Lived Intangible Assets

The Company's finite-lived intangible assets primarily represent assets related to its player relationships and non-compete agreements that were acquired in a business combination. Finite-lived intangible assets are amortized over their estimated useful lives using the straight-line method. The Company periodically evaluates the remaining useful lives of its finite-lived intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization.

The Company's player relationships represent the value associated with its rated casino and branded tavern guests. The initial fair value of these intangible assets was determined using the income approach. The recoverability of the finite-lived intangible assets could be affected by, among other things, increased competition within the gaming industry, a downturn in the economy, and declines in customer spending, which could impact the expected future cash flows associated with the rated casino and branded tavern guests, declines in the number of customer visits which could impact the expected attrition rate of the rated casino and branded tavern guests, and erosion of operating margins associated with rated casino and branded tavern guests. Should events or changes in circumstances cause the carrying amount of a player relationships intangible asset to exceed its estimated fair value, the Company will recognize an impairment charge in the amount of the excess of the carrying amount over its estimated fair value.

Business Combinations

The Company allocates the business combination purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. The Company determines the fair value of identifiable intangible assets, such as player relationships and trade names, as well as any other significant tangible assets or liabilities. The fair value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of acquired assets and liabilities assumed. Management estimates the fair value of assets and liabilities primarily using discounted cash flows and replacement cost analysis. Provisional fair value measurements of acquired assets and liabilities assumed may be retrospectively adjusted during the measurement period. The measurement period ends once the Company is able to determine it has obtained all necessary information that existed as of the acquisition date or once the Company determines that such information is unavailable. The measurement period does not extend beyond one year from the acquisition date.

Long-Term Debt

Long-term debt is reported as the outstanding debt amount, net of unamortized debt issuance costs and debt discount. These include legal and other direct costs related to the issuance of debt and discounts granted to the initial purchasers or lenders of the Company's debt instruments and are recorded as a direct reduction to the face amount of the Company's outstanding long-term debt on the consolidated balance sheets. The debt discount and debt issuance costs are accreted to interest expense using the effective interest method or, if the amounts approximate the effective interest method, on a straight-line basis over the contractual term of the underlying debt. The amount amortized to interest expense was $4.1 million for each of the years ended December 31, 2023 and 2022, and $4.3 million for the year ended December 31, 2021.

Leases

The Company determines whether an arrangement is or contains a lease at inception or modification of a contract. An arrangement is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of the identified asset means the lessee has both the right to obtain substantially all economic benefits from the use of the asset and the right to direct the use of the asset.

Operating lease right-of-use ("ROU") assets and liabilities are recognized at the commencement date for the arrangements with a term of 12 months or longer and are initially measured based on the present value of lease payments over the defined lease term. The measurement of the operating lease ROU assets also includes any prepaid lease payments made and is net of lease incentives. If the implicit interest rate to be applied to the determination of the present value of lease payments over the lease term is not readily determinable, the Company estimates the incremental borrowing rate based on the information available at the commencement date. The Company's lease terms may include options to extend or terminate the lease. The Company assesses these options using a threshold of reasonably certain. For leases the Company is reasonably certain to renew, those option periods are included within the lease term and, therefore, the measurement of the ROU asset and lease liability. For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term. For finance leases, the ROU asset depreciates on a straight-line basis over the shorter of the lease term or useful life of the ROU asset and the lease liability accretes interest based on the interest method using the discount rate determined at lease commencement.

The Company is the lessor under non-cancelable operating leases for retail and food and beverage outlet space within its casino properties. The Company also enters into operating lease agreements with certain equipment providers for placement of amusement devices and automated teller machines within its casino properties and branded taverns. The lease arrangements generally include minimum base rent and/or contingent rental clauses based on a percentage of net sales exceeding minimum base rent. Revenue is recorded on a straight-line basis over the term of the lease. The Company recognizes revenue for contingent rentals when the contingency has been resolved.

Revenue Recognition

Revenue from contracts with customers primarily consists of casino wagers, room sales, food and beverage transactions, rental income from the Company's retail tenants, and entertainment sales.

Casino gaming revenues are the aggregate of gaming wins and losses. The commissions rebated to premium players for cash discounts and other cash incentives to patrons related to gaming play are recorded as a reduction to casino gaming revenues. Gaming contracts include a performance obligation to honor the patron's wager and typically include a performance obligation to provide a product or service to the patron on a complimentary basis to incentivize gaming or in exchange for points earned under the Company's True Rewards® loyalty program.

Prior to the sale of its distributed gaming business, the Company generally entered into two types of slot placement contracts: space lease agreements and participation agreements. Under space lease agreements, the Company paid a fixed monthly rental fee for the right to install, maintain and operate its slot machines at a business location and the Company was the sole holder of the applicable gaming license that allowed it to operate such slot machines. Under these agreements, the Company recognized all gaming revenue and recorded fixed monthly rental fees as gaming expense. Under participation agreements, the business location retained a percentage of the gaming revenue generated from the Company's slot machines, and as a result both the business location and Golden were required to hold a state issued gaming license.

Prior to the sale of its distributed gaming business, the Company concluded it maintained control of the services provided in the business directly before they are transferred to its customer and it considered its customer to be the gaming player since the Company controlled all aspects of the slot machines. The Company retained control over the slot machines placed at the business location's premises by controlling the hold percentage, types of slot machines and games made available on such machines, physical access to the contents of the gaming devices, and the repair and servicing of the slot machines. Therefore, these agreements did not contain a lease under Accounting Standards Codification ("ASC") 842 and were accounted for under ASC 606, Revenue from Contracts with Customers. The Company was considered to be the principal in these arrangements and recorded its share of revenue generated under participation agreements on a gross basis with the business location's share of revenue recorded as gaming expenses.

Wagering contracts that include complimentary products and services provided by the Company to incentivize gaming, such as complimentary food, beverage, rooms, entertainment, merchandise and other discretionary complimentaries, and wagering contracts that include products and services provided to a patron in exchange for points earned under the Company's loyalty program contain more than one performance obligation. The transaction price is allocated to each performance obligation in the gaming wagering contract. The amount allocated to loyalty points earned is based on an estimate of the standalone selling price of the loyalty points, which is determined by the redemption value less an estimate for points not expected to be redeemed. The amount allocated to discretionary complimentaries is the standalone selling price of the underlying goods or services, which is determined using the retail price at which those goods or services would be sold separately in similar transactions. The remaining amount of the transaction price is allocated to wagering activity using the residual approach as the standalone selling price for gaming wagers is highly variable due to wide disparity of wagering options available to the Company's patrons. The amount wagered, frequency of wagering, patron betting habits, and outcomes of the games of chance are unpredictable. As a result, no stand-alone selling price of a gaming transaction is determinable and the residual approach is utilized to represent the net revenue ascribed to the gaming wager.

For wagering contracts that include discretionary complimentaries, the Company allocates the stand-alone selling price of each product and service to the respective revenue type. Complimentary products or services provided under the Company's control and discretion that are supplied by third parties are recorded as an operating expense in the consolidated statements of operations. For wagering contracts that include products and services provided to a patron in exchange for points earned under the Company's loyalty program, the Company allocates the estimated stand-alone selling price of the points earned to the loyalty program liability. The loyalty program liability is a deferral of revenue until redemption occurs under ASC 606. Upon redemption of loyalty program points for Company-owned products and services, the stand-alone selling price of each product or service is allocated to the respective revenue type. For redemptions of points with third parties, the redemption amount is deducted from the loyalty program liability and paid directly to the third party. Any discounts received by the Company from the third party in connection with this transaction are recorded to other revenue in the Company's consolidated statements of operations. The Company's performance obligation related to its loyalty program is generally completed within one year, as participants' points expire after thirteen months of no activity.

After allocation to the other revenue types for products and services provided to patrons as part of a wagering contract, the residual amount is recorded to casino gaming revenue as soon as the wager is settled. As all wagers have similar characteristics, the Company accounts for its gaming contracts collectively on a portfolio basis. Gaming contracts are typically completed daily based on the outcome of the wagering transaction and include a distinct performance obligation to provide gaming activities.

Revenue from leases is recorded to other revenue in the Company's consolidated statements of operations and is generated from base rents through long-term leases with retail tenants. Base rent, adjusted for contractual escalations as applicable, is recognized on a straight-lined basis over the term of the related lease. Overage rent is paid by a tenant when its sales exceed an agreed upon minimum amount and is not recognized by the Company until the threshold is met.

Food, beverage, and retail revenues are recorded at the time of sale. Room revenue is recorded at the time of occupancy. Sales taxes and surcharges collected from customers and remitted to governmental authorities are presented on a net basis.

Contract and Contract Related Liabilities

The Company provides numerous products and services to its customers. There is often a timing difference between the cash payment by the customers and recognition of revenue for each of the associated performance obligations. The Company generally has three types of liabilities related to contracts with customers:

- *Outstanding Chip Liability* — The outstanding chip liability represents the collective amounts owed to customers in exchange for gaming chips in their possession. Outstanding chips are expected to be recognized as revenue or redeemed for cash within one year of being purchased.

- *Loyalty Program* — The Company offers its True Rewards loyalty program at all of its casino properties, as well as at all of its branded taverns. Members of the Company's True Rewards loyalty program earn points based on gaming activity and food and beverage purchases at the Company's casino properties and branded taverns. Loyalty points are redeemable for slot play, promotional table game chips, cash back, food and beverage offerings and grocery gift cards. All points earned in the loyalty program roll up into a single account balance which are redeemable at all of our locations.

  The Company records a liability based on the value of points earned, less an estimate for points not expected to be redeemed. This liability represents a deferral of revenue until such time as the participant redeems the points earned. Redemption history at the Company's casinos and branded taverns is used to assist in the determination of the estimated accruals. Loyalty program points are expected to be redeemed and recognized as revenue within one year of being earned, since participants' points expire after thirteen months of no activity. The True Rewards points accruals are included in current liabilities on the Company's consolidated balance sheets. Changes in the program, increases in membership and changes in the redemption patterns of the participants can impact this liability.

- *Customer Deposits and Other* — Customer deposits and other deferred revenue represent cash deposits made by customers for future non-gaming services to be provided by the Company. With the exception of tenant deposits, which are tied to the terms of the lease and typically extend beyond a year, the majority of these customer deposits and other deferred revenue are expected to be recognized as revenue or refunded to the customer within one year of the date the deposit was recorded.

The following table summarizes the Company's activity for contract and contract related liabilities:

(In thousands)	Outstanding Chip Liability		Loyalty Program		Customer Deposits and Other	
	2023	2022	2023	2022	2023	2022
Balance at January 1	$ 1,312	$ 1,184	$ 2,949	$ 2,995	$ 5,002	$ 4,937
Balance at December 31 [(1)]	1,099	1,312	2,743	2,861	4,287	5,119
Increase (decrease)	$ (213)	$ 128	$ (206)	$ (134)	$ (715)	$ 182

(1) Loyalty Program and Customer Deposits and Other at December 31, 2022 included balances related to assets held for sale. Such balances were excluded from 2023 amounts.

Gaming Taxes

The Company's casinos located in Nevada are subject to taxes based on gross gaming revenues and pay quarterly and annual fees based on the number of slot machines and table games licensed during the year. In addition, the Company's casinos pay taxes based on gross gaming revenues and fixed quarterly and annual fees for bingo and keno at several of the Company's properties. Prior to their sale in January 2024, the Company's distributed gaming operations in Nevada were subject to taxes based on the Company's share of non-restricted gross gaming revenue for those locations that had grandfathered rights to more than 15 slot machines for play, and/or annual and quarterly fees at all branded tavern and third-party distributed gaming locations. Prior to its sale in July 2023, Rocky Gap was subject to gaming taxes based on gross gaming revenues and the Company also paid an annual flat tax based on the number of table games and video lottery terminals in operation during the year. Prior to their sale in September 2023, the Company's distributed gaming operations in Montana were subject to taxes based on the Company's share of gross gaming revenue.

The Company records gaming taxes as gaming expenses in the consolidated statements of operations. Total gaming taxes and licenses were $58.0 million, $73.2 million and $72.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Advertising Expenses

The Company expenses advertising, marketing and promotional costs as incurred. Advertising costs included in selling, general and administrative expenses in the Company's consolidated statements of operations were $13.1 million, $12.2 million and $9.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Share-Based Compensation Expense

The Company has various share-based compensation programs, which provide for equity awards including stock options, time-based restricted stock units ("RSUs") and performance-based restricted stock units ("PSUs"). Share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense, net of forfeitures, over the employee's requisite service period. Compensation costs related to stock option awards are calculated based on the fair value of the award on the date of grant using the Black-Scholes option pricing model. For RSUs and PSUs, compensation expense is calculated based on the fair market value of the Company's common stock on the date of grant. All of the Company's share-based compensation expense is recorded in selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes

The Company is subject to income taxes in the United States. Accounting standards require the recognition of deferred tax assets, net of applicable reserves, and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities generally is recognized in the results of operations in the period that includes the enactment date. Accounting standards also require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not; otherwise, a valuation allowance is applied.

The Company's income tax returns are subject to examination by the Internal Revenue Service and other tax authorities in the locations where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Uncertain tax position accounting standards apply to all tax positions related to income taxes. These accounting standards utilize a two-step approach for evaluating tax positions. If a tax position, based on its technical merits, is deemed more likely than not to be sustained, then the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

The Company records estimated penalties and interest related to income tax matters, including uncertain tax positions, if any, as a component of income tax expense.

Net Income per Share

Basic net income per share is calculated by dividing net income by the weighted-average common shares outstanding. Diluted net income per share in profitable periods reflects the effect of all potentially dilutive common shares outstanding by dividing net income by the weighted-average of all common and potentially dilutive shares outstanding. In the event of a net loss, diluted shares are not considered because of their anti-dilutive effect. For the year ended December 31, 2022, diluted net income per share excluded the weighted average effect of 150,384 shares of common stock as such were anti-dilutive. No shares of common stock related to the Company's equity awards were anti-dilutive for the years ended December 31, 2023 and 2021.

Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's ASC. The Company considers the applicability and impact of all ASUs. While management continues to assess the possible impact of the adoption of new accounting standards and the future adoption of the new accounting standards that are not yet effective on the Company's financial statements, management currently believes that the following new standards have or may have an impact on the Company's consolidated financial statements and disclosures:

Accounting Standards Issued and Adopted

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The ASU improves the accounting for revenue contracts with customers acquired in a business combination by addressing diversity in practice and inconsistency related to recognition of contract assets and liabilities acquired in a business combination. The provisions of this ASU require that an acquiring entity account for the related revenue contracts in accordance with ASC 606 as if it had originated the contracts. The Company adopted the standard effective January 1, 2023, and the adoption did not have a material impact on the Company's financial statements or disclosures.

Accounting Standards Issued But Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted. The Company does not expect the impact of the adoption of this ASU to be material to its financial statements or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The provisions of this ASU are intended to enhance the transparency and decision usefulness of income tax disclosures to address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The standard is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company does not expect the impact of the adoption of this ASU to be material to its financial statements or disclosures.

Management does not believe that any other recently issued accounting standards that are not yet effective are likely to have a material impact on the Company's financial statements.

Note 3 – Divestitures and Assets Held for Sale

The Company classifies assets as held for sale when a sale is probable, is expected to be completed within one year, and the asset group meets all of the accounting criteria to be classified as held for sale. Gains or losses associated with the disposal of assets held for sale are recorded within operating expenses.

As discussed in "Note 1 — Nature of Business and Basis of Presentation," on July 25, 2023, the Company completed the sale of Rocky Gap. Operations of Rocky Gap had historically been presented in the Company's Maryland Casino Resort reportable segment. The Company incurred $8.5 million in transaction costs since the announcement of the sale on August 25, 2022, $0.2 million of which were incurred in 2022 and $8.3 million of which were incurred during the year ended December 31, 2023. The Company recorded transaction costs in selling, general and administrative expenses as incurred.

As discussed in "Note 1 — Nature of Business and Basis of Presentation," on March 3, 2023, the Company entered into definitive agreements to sell its distributed gaming operations in Nevada and Montana. The Company ceased recording depreciation and amortization of the long-lived assets included in the sale from the date of execution of the definitive agreements on March 3, 2023 and classified the assets related to the distributed gaming operations as held for sale. On September 13, 2023, the Company completed the sale of its distributed gaming operations in Montana and incurred $0.8 million in transaction costs for the year ended December 31, 2023, which were recorded in selling, general and administrative expenses. On January 10, 2024, the Company completed the sale of its distributed gaming operations in Nevada, the assets and liabilities of which continued to be classified as held for sale as of December 31, 2023. The Company incurred $0.4 million in transaction costs related to the sale of its distributed gaming operations in Nevada for the year ended December 31, 2023. Prior to the sales, the results of the distributed gaming operations in Montana were combined with the results of the distributed gaming operations in Nevada and presented in the Company's Distributed Gaming reportable segment.

The assets and liabilities of Rocky Gap and the Montana distributed gaming operations previously held for sale as of the most recent balance sheet date preceding the sale are presented in the table below:

	June 30, 2023	
	Maryland Casino Resort	Distributed Gaming - Montana
(In thousands)		
ASSETS		
Current assets		
Cash and cash equivalents	$ 6,297	$ 4,402
Accounts receivables, net	2,027	1,196
Prepaid expenses	605	139
Inventories	760	—
Other	60	346
Total current assets held for sale	9,749	6,083
Property and equipment, net	24,441	16,373
Operating lease right-of-use assets, net	5,980	904
Goodwill	—	8,193
Intangible assets, net	1,064	10,127
Other assets	2	1,078
Total assets held for sale	$ 41,236	$ 42,758
LIABILITIES		
Current liabilities		
Current portion of long-term debt and finance leases	$ 105	$ —
Current portion of operating leases	436	603
Accounts payable	1,585	851
Accrued payroll and related	923	353
Other accrued liabilities	2,631	4,090
Total current liabilities related to assets held for sale	5,680	5,897
Non-current finance leases	153	—
Non-current operating leases	5,206	347
Total liabilities related to assets held for sale	$ 11,039	$ 6,244

The following information presents the revenues and pretax income generated by Rocky Gap and the Montana distributed gaming operations previously held for sale and divested on July 25, 2023 and September 13, 2023, respectively:

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Maryland Casino Resort			
Revenues	$ 43,456	$ 78,010	$ 78,155
Pretax income	12,435	22,966	22,182
Distributed Gaming – Montana			
Revenues	$ 80,878	$ 109,359	$ 102,794
Pretax income	8,883	7,417	7,689

The carrying amounts of the assets and liabilities held for sale for the distributed gaming operations in Nevada as of December 31, 2023 consisted of the following:

(In thousands)	December 31, 2023
ASSETS	
Current assets	
Cash and cash equivalents	$ 40,050
Accounts receivables, net	1,945
Prepaid expenses	1,018
Other	2,298
Total current assets held for sale	45,311
Property and equipment, net	21,221
Operating lease right-of-use assets, net	33,601
Goodwill	69,452
Intangible assets, net	28,379
Other assets	6,307
Total assets held for sale	$ 204,271
LIABILITIES	
Current liabilities	
Current portion of finance leases	$ 1,131
Current portion of operating leases	23,323
Accounts payable	1,826
Accrued payroll and related	1,123
Other accrued liabilities	1,151
Total current liabilities related to assets held for sale	28,554
Non-current operating leases	10,614
Other long-term obligations	65
Total liabilities related to assets held for sale	$ 39,233

Revenues and pretax income generated by the Nevada distributed gaming assets held for sale as of December 31, 2023 were as follows:

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Distributed Gaming - Nevada			
Revenues	$ 239,802	$ 256,113	$ 254,620
Pretax income	22,402	22,766	25,309

Note 4 – Property and Equipment

Property and equipment, net, consisted of the following:

	December 31,	
(In thousands)	2023	2022
Land	$ 125,240	$ 125,240
Building and improvements	955,859	923,157
Furniture and equipment	190,048	244,735
Construction in process	10,561	23,224
Property and equipment	1,281,708	1,316,356
Accumulated depreciation	(495,563)	(475,625)
Property and equipment, net	$ 786,145	$ 840,731

Depreciation expense for property and equipment, including finance leases, totaled $86.5 million, $92.7 million, and $98.6

million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company reviews the carrying amounts of its long-lived assets, other than goodwill and indefinite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. During the year ended December 31, 2023, the Company voluntarily surrendered its gaming license for its Colorado Belle property. The suspension of this casino resort property's operations continues to qualify as an indicator of impairment related to the long-lived assets at Colorado Belle. Based on the results of the impairment assessment, the Company recorded a $12.1 million impairment of the long-lived assets of Colorado Belle. The Company concluded that the rest of the Company's long-lived assets were not impaired as of December 31, 2023 and 2022.

Note 5 – Goodwill and Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter of each year, and whenever events or circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its fair value. Finite-lived intangible assets are evaluated for potential impairment whenever there is an indicator that the carrying value of an asset group may not be recoverable. Refer to "Note 2 — Summary of Significant Accounting Policies" for further information on the Company's accounting policies related to its goodwill and intangible assets.

The estimated fair value of goodwill for the years ended December 31, 2023 and 2022 was determined using an income valuation approach utilizing discounted cash flow models. The income valuation approach conducted in 2023 utilized the following Level 3 inputs: discount rate of 14.0%-14.5% and long-term revenue growth rate of 3.0%. The income valuation approach conducted in 2022 utilized a discount rate of 13.5% and long-term revenue growth rate of 2.5%.

The estimated fair value of indefinite-lived intangible assets for the years ended December 31, 2023 and 2022 was determined using an income approach by applying the relief from royalty methodology using Level 3 inputs. The Company utilized a royalty rate of 1.0% to 2.0% in both periods and the same discount rate and long-term revenue growth rate as the rates applied to valuation of goodwill.

The results of the analyses conducted for the years ended December 31, 2023 and 2022 indicated no impairment of the Company's goodwill and intangible assets as of December 31, 2023 and 2022.

The following table summarizes goodwill balances by reportable segment:

(In thousands)	Nevada Casino Resorts	Nevada Locals Casinos	Nevada Taverns	Distributed Gaming	Total Goodwill
Balance, January 1, 2022 and December 31, 2022	$ 22,105	$ 38,187	$ 20,459	$ 77,645	$ 158,396
Goodwill acquired during the year [1]	—	—	3,574	—	3,574
Goodwill related to assets held for sale [2]	—	—	—	(69,452)	(69,452)
Goodwill related to the sale of a business [3]	—	—	—	(8,193)	(8,193)
Balance, December 31, 2023	$ 22,105	$ 38,187	$ 24,033	$ —	$ 84,325

(1) Related to the acquisition of Lucky's taverns discussed in "Note 1 — Nature of Business and Basis of Presentation."

(2) Related to the distributed gaming operations in Nevada that continued to be classified as assets held for sale as of December 31, 2023 and sold following the Company's fiscal year end. Refer to "Note 3 — Divestitures and Assets Held for Sale" for further information.

(3) Related to the distributed gaming operations in Montana sold in September 2023. Refer to "Note 3 — Divestitures and Assets Held for Sale" for further information.

Intangible assets, net, consisted of the following:

(In thousands)	Useful Life (Years)	Gross Carrying Value	Cumulative Amortization	Cumulative Impairment	Intangible Assets, Net
		December 31, 2023			
Indefinite-lived intangible assets					
Trade names	Indefinite	$ 54,790	$ —	$ (6,890)	$ 47,900
		54,790	—	(6,890)	47,900
Amortizing intangible assets					
Player relationships	2-14	43,916	(41,050)	—	2,866
Non-compete agreements	2-5	5,747	(2,578)	—	3,169
		49,663	(43,628)	—	6,035
Balance, December 31, 2023		$ 104,453	$ (43,628)	$ (6,890)	$ 53,935

(In thousands)	Useful Life (Years)	Gross Carrying Value	Cumulative Amortization	Cumulative Impairment	Intangible Assets, Net
		December 31, 2022			
Indefinite-lived intangible assets					
Trade names	Indefinite	$ 53,690	$ —	$ (6,890)	$ 46,800
		53,690	—	(6,890)	46,800
Amortizing intangible assets					
Customer relationships	4-16	81,105	(41,743)	—	39,362
Player relationships	2-14	42,990	(40,455)	—	2,535
Non-compete agreements	2-5	9,840	(9,114)	—	726
In-place lease value	4	1,170	(1,170)	—	—
Leasehold interest	4	570	(570)	—	—
Other	4-25	1,366	(1,237)	—	129
		137,041	(94,289)	—	42,752
Balance, December 31, 2022		$ 190,731	$ (94,289)	$ (6,890)	$ 89,552

Total amortization expense related to intangible assets was $2.4 million, $7.4 million, and $8.1 million for the years ended December 31, 2023, 2022, and 2021, respectively. Estimated future amortization expense related to intangible assets is as follows:

(In thousands)	2024	2025	2026	2027	2028	Thereafter	Total [1]
Estimated amortization expense	$ 1,863	$ 1,863	$ 1,671	$ 265	$ 236	$ 137	$ 6,035

(1) The Company did not have intangible assets that were not placed in service as of December 31, 2023.

Note 6 – Accrued Liabilities

Accrued liabilities consisted of the following:

(In thousands)	December 31, 2023	December 31, 2022
Gaming liabilities	$ 10,726	$ 10,952
Uncertain tax positions payable	7,755	—
Accrued taxes, other than income taxes	5,193	9,291
Interest	4,572	6,036
Other accrued liabilities	4,538	5,027
Deposits	1,855	2,059
Total current accrued liabilities	$ 34,639	$ 33,365

Note 7 – Long-Term Debt

Long-term debt, net, consisted of the following:

	December 31,	
(In thousands)	2023	2022
Term Loan B-1	$ 398,000	$ —
Term Loan	—	575,000
2026 Unsecured Notes	276,453	335,461
Finance lease liabilities	1,691	2,157
Notes payable	438	90
Total long-term debt and finance leases	676,582	912,708
Unamortized discount	(7,423)	(7,899)
Unamortized debt issuance costs	(6,042)	(3,790)
Total long-term debt and finance leases after debt issuance costs and discount	663,117	901,019
Current portion of long-term debt and finance leases	(4,596)	(555)
Long-term debt, net and finance leases	$ 658,521	$ 900,464

Senior Secured Credit Facility

As of December 31, 2023, the Company's senior secured credit facility with JPMorgan Chase Bank, N.A. (as administrative agent and collateral agent) (the "Credit Facility") comprised a $400 million term loan B-1 facility (the "Term Loan B-1") and a $240 million revolving credit facility (the "Revolving Credit Facility"). As of December 31, 2023, the Company had $398 million in principal amount of outstanding Term Loan B-1 borrowings under its Credit Facility, no outstanding letters of credit and no borrowings under the Revolving Credit Facility, such that the full borrowing availability of $240 million under the Revolving Credit Facility was available to the Company.

On May 26, 2023, the Company modified the terms of the Credit Facility by (1) extending the maturity date of the Revolving Credit Facility from April 20, 2024 to the earlier of May 26, 2028 and 91 days prior to April 15, 2026, the stated maturity date of the Company's 7.625% Senior Notes due 2026 ("2026 Unsecured Notes"), for so long as any indebtedness remains outstanding under the 2026 Unsecured Notes (the "Springing Maturity Date"), and (2) establishing the Term Loan B-1 facility with a maturity date of the earlier of May 26, 2030 and the Springing Maturity Date. The Term Loan B-1 facility was fully drawn at the time of such modification, with the proceeds thereof used to repay a portion of the Company's then-existing term loan B borrowings under the Credit Facility (the "Term Loan B"). The Company incurred $10 million in fees and recorded a non-cash charge of $0.4 million for the debt issuance costs and discounts related to the Term Loan B as a result of the May 26, 2023 modification of the Credit Facility. The Company recorded $8 million of the debt issuance costs on its balance sheets for the May 26, 2023 modification of the Credit Facility, which will be amortized over the terms of the Term Loan B-1 facility and Revolving Credit Facility. The remainder of the Term Loan B was repaid in full in July 2023 using a portion of the proceeds from the sale of Rocky Gap.

Interest and Fees

Under the Credit Facility, the Term Loan B-1 bears interest, at the Company's option, at either (1) a base rate determined pursuant to customary market terms (subject to a floor of 1.50%), plus a margin of 1.75% or (2) the Term SOFR rate for the applicable interest period plus a credit spread adjustment of 0.10% (subject to a floor of 0.50%), plus a margin of 2.75%. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at either (1) a base rate determined pursuant to customary market terms (subject to a floor of 1.00%), plus a margin ranging from 1.00% to 1.50% based on the Company's net leverage ratio, or (2) the Term SOFR rate for the applicable interest period plus a credit spread adjustment of 0.10%, plus a margin ranging from 2.00% to 2.50% based on the Company's net leverage ratio. The weighted-average effective interest rate on the Company's outstanding borrowings under the Credit Facility was 7.92% for the year ended December 31, 2023.

Mandatory and Optional Prepayments and Related Loss on Debt Extinguishment and Modification

The Term Loan B-1 is repayable in 27 quarterly installments of $1 million each, which commenced in September 2023, followed by a final installment of $373 million due at maturity.

During the years ended December 31, 2022 and 2021, the Company prepaid $75 million and $122 million, respectively, of principal under the Term Loan B and recorded non-cash charges in the amounts of $0.5 million and $1.0 million, respectively, for the accelerated amortization of the debt issuance costs and discount.

Guarantees and Collateral

Borrowings under the Credit Facility are guaranteed by each of the Company's existing and future wholly-owned domestic subsidiaries (other than certain insignificant or unrestricted subsidiaries) and are secured by substantially all of the present and future assets of the Company and its subsidiary guarantors (subject to of certain exceptions).

Financial and Other Covenants

Under the Credit Facility, the Company and its restricted subsidiaries are subject to certain limitations, including limitations on their respective ability to: incur additional debt, grant liens, sell assets, make certain investments, pay dividends and make certain other restricted payments. In addition, the Company will be required to pay down the Term Loan B-1 under the Credit Facility in certain circumstances if the Company or its restricted subsidiaries issue debt, sell assets, receive certain extraordinary receipts or generate excess cash flow (subject to exceptions). The Credit Facility contains a financial covenant regarding a maximum net leverage ratio that applies when borrowings under the Revolving Credit Facility exceed 30% of the total revolving commitment. The Credit Facility also prohibits the occurrence of a change of control, which includes the acquisition of beneficial ownership of 50% or more of the Company's capital stock (other than by certain permitted holders, which include, among others, Blake L. Sartini, Lyle A. Berman, and certain affiliated entities). If the Company defaults under the Credit Facility due to a covenant breach or otherwise, the lenders may be entitled to, among other things, require the immediate repayment of all outstanding amounts and sell the Company's assets to satisfy the obligations thereunder. The Company was in compliance with its financial covenants under the Credit Facility as of December 31, 2023.

Senior Unsecured Notes

On April 15, 2019, the Company issued $375 million in principal amount of 2026 Unsecured Notes in a private placement to institutional buyers at face value. The 2026 Unsecured Notes bear interest at 7.625%, payable semi-annually on April 15th and October 15th of each year.

In connection with the issuance of the 2026 Unsecured Notes, the Company incurred $6.7 million in debt financing costs and fees that have been deferred and are being amortized over the term of the 2026 Unsecured Notes using the effective interest method.

During the years ended December 31, 2023 and 2022, the Company repurchased $59.0 million and $39.5 million, respectively, in principal amount of 2026 Unsecured Notes in open market transactions. The Company recorded non-cash charges in the amount of $1.3 million and $1.1 million for the accelerated amortization of the debt issuance costs and discount related to the repurchase of 2026 Unsecured Notes during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had $276.5 million in outstanding principal amount of 2026 Unsecured Notes.

Optional Prepayments

The 2026 Unsecured Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on April 15, 2023 at a redemption price of 101.906%, and at any time on or after April 15, 2024 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

Financial and Other Covenants

The 2026 Unsecured Notes are guaranteed on a senior unsecured basis by each of the Company's existing and future wholly-owned domestic subsidiaries that guarantees the Credit Facility. The 2026 Unsecured Notes are the Company and its subsidiary guarantors' general senior unsecured obligations and rank equally in right of payment with all of the Company's respective existing and future unsecured unsubordinated debt. The 2026 Unsecured Notes are effectively junior in right of payment to the Company and its subsidiary guarantors' existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of any of the Company's subsidiaries that do not guarantee the 2026 Unsecured Notes, and are senior in right of payment to all of the Company and its subsidiary guarantors' existing and future subordinated indebtedness.

Under the Indenture, the Company and its restricted subsidiaries are subject to certain limitations, including limitations on their respective ability to: incur additional debt, grant liens, sell assets, make certain investments, pay dividends and make certain other restricted payments. In the event of a change of control (which includes the acquisition of more than 50% of the

Company's capital stock, other than by certain permitted holders, which include, among others, Blake L. Sartini, Lyle A. Berman, and certain affiliated entities), each holder will have the right to require the Company to repurchase all or any part of such holder's 2026 Unsecured Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2026 Unsecured Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase.

Scheduled Principal Payments of Long-Term Debt

The scheduled principal payments due on long-term debt are as follows (in thousands):

Year Ending December 31,	Amount
2024	$ 4,596
2025	4,133
2026	280,590
2027	4,155
2028	4,163
Thereafter	378,945
Total outstanding principal of long-term debt	$ 676,582

Note 8 – Shareholders' Equity and Stock Incentive Plans

Share Repurchase Program

On July 27, 2023, the Company's Board of Directors increased its share repurchase program to $100 million. Share repurchases may be made from time to time in open market transactions, block trades or in private transactions in accordance with applicable securities laws and regulations and other legal requirements, including compliance with the Company's finance agreements. There is no minimum number of shares that the Company is required to repurchase and the repurchase program may be suspended or discontinued at any time without prior notice. As of December 31, 2023, the Company had $90.9 million of remaining share repurchase availability under its July 27, 2023 authorization.

The following table includes the Company's share repurchase activity:

	Year Ended December 31,		
	2023	**2022**	**2021**
(In thousands, except per share data)			
Shares repurchased [1]	252	1,113	227
Total cost, including brokerage fees	$ 9,134	$ 51,202	$ 10,616
Average repurchase price per share [2]	$ 36.17	$ 46.01	$ 46.87

(1) All repurchased shares were retired and constitute authorized but unissued shares.

(2) Figures in the table may not recalculate exactly due to rounding. Average repurchase price per share is calculated based on unrounded numbers.

Stock Incentive Plans

On August 27, 2015, the Company's Board of Directors approved the Golden Entertainment, Inc. 2015 Incentive Award Plan (the "2015 Plan"), which was approved by the Company's shareholders at the Company's 2016 annual meeting. The 2015 Plan authorizes the issuance of stock options, restricted stock, restricted stock units, dividend equivalents, stock payment awards, stock appreciation rights, performance bonus awards and other incentive awards. The 2015 Plan authorizes the grant of awards to employees, non-employee directors and consultants of the Company and its subsidiaries. Options generally have a ten-year term. Except as provided in any employment agreement between the Company and the employee, if an employee is terminated, any unvested options will be forfeited.

The maximum number of shares of the Company's common stock for which grants may be made under the 2015 Plan is 2.25 million shares, plus an annual increase on January 1st of each year during the ten-year term of the 2015 Plan equal to the lesser of 1.8 million shares, 4% of the total shares of the Company's common stock outstanding (on an as-converted basis), or such smaller amount as may be determined by the Board of Directors at its sole discretion. The annual increase on January 1, 2023 was 1,127,160 shares. In addition, the maximum aggregate number of shares of common stock that may be subject to awards granted to any one participant during a calendar year is 2.0 million shares. As of December 31, 2023, a total of 3,630,600 shares of the Company's common stock remained available for grants of awards under the 2015 Plan.

Special Dividend

In July 2023, the Company's Board of Directors declared a one-time cash dividend of $2.00 per share of the outstanding common stock, totaling $57.7 million in aggregate. The one-time cash dividend was paid on August 25, 2023 to the Company's shareholders of record as of August 11, 2023.

Stock Options

The following table summarizes the Company's stock option activity:

	Stock Options Outstanding	Weighted- Average Remaining Term *(in years)*	Weighted- Average Exercise Price		Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 1, 2021	2,891,341	5.5	$ 11.07		
Granted	—		$ —		
Exercised	(749,847)		$ 10.39		
Cancelled	—		$ —		
Expired	—		$ —		
Outstanding at December 31, 2021	2,141,494	4.5	$ 11.31	$	83,992
Granted	—		$ —		
Exercised	(69,500)		$ 9.94		
Cancelled	—		$ —		
Expired	—		$ —		
Outstanding at December 31, 2022	2,071,994	3.5	$ 11.35	$	53,966
Granted	—		$ —		
Exercised	(160,640)		$ 11.84 [(1)]		
Cancelled	—		$ —		
Expired	—		$ —		
Outstanding at December 31, 2023	1,911,354	2.5	$ 9.19 [(1)]	$	58,758
Exercisable at December 31, 2021	2,141,494	4.5	$ 11.31	$	83,992
Exercisable at December 31, 2022	2,071,994	3.5	$ 11.35	$	53,966
Exercisable at December 31, 2023	1,911,354	2.5	$ 9.19	$	58,758

(1) In accordance with the provisions of the 2015 Plan, the declaration of a one-time cash dividend of $2.00 per share of the outstanding common stock triggered the requirement to make an equitable adjustment to the number and type of securities subject to each outstanding award and the exercise price or grant price. The 2015 Plan allows the Company to make such equitable adjustments at its discretion. As a result, on August 25, 2023, the Company elected to adjust the exercise price of vested but unexercised stock option awards to reflect an amount as if the cash dividend had been paid in stock. The conditions of each option grant remain the same.

The total intrinsic value of stock options exercised was $4.6 million, $2.6 million, and $26.1 million for the years ended December 31, 2023, 2022, and 2021, respectively. The Company has not granted any stock options since 2017. The Company did not receive any cash from stock options exercised during the year ended December 31, 2023.

The Company issues new shares of common stock upon exercise of stock options.

The Company uses the Black-Scholes option pricing model to estimate the fair value and compensation cost associated with employee incentive stock options, which requires the consideration of historical employee exercise behavior data and the use of a number of assumptions including volatility of the Company's stock price, the weighted-average risk-free interest rate and the weighted-average expected life of the options. The Company's determination of fair value of share-based option awards on the date of grant using the Black-Scholes option pricing model is affected by the following assumptions regarding complex and subjective variables. Any changes in these assumptions may materially affect the estimated fair value of the share-based award.

- Expected dividend yield — As the Company has not historically paid dividends, with the exception of the Special Dividend, the dividend rate variable used in the Black-Scholes model is zero.

- Risk-free interest rate — The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant and with maturities consistent with the expected term of options.

- Expected term — The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. It is based upon the Company's experience as to the average historical term of option grants that were exercised, canceled or forfeited. Management believes historical data is reasonably representative of future exercise behavior.

- Expected volatility — The volatility assumption is based on the historical actual volatility of the Company's stock. Management concluded there were no factors identified which were unusual and which would distort the volatility figure if used to estimate future volatility. Future volatility may be substantially less or greater than expected volatility.

RSUs and PSUs

Executive officers of the Company receive long-term incentive equity awards in a combination of RSUs and PSUs, issued under the 2015 Plan. The number of PSUs that will be eligible to vest will be determined based on the Company's attainment of performance goals set by the Compensation Committee. Following the one-year performance period, the number of "vesting eligible" PSUs will then be subject to two additional years of time-based vesting. Share-based compensation costs related to RSU and PSU awards are calculated based on the market price on the date of the grant. The Company periodically reviews the estimates of performance against the defined criteria to assess the expected payout of each outstanding PSU grant and adjusts the stock compensation expense accordingly.

The following table summarizes the Company's RSU activity:

| | RSUs | | |
	Shares	Weighted-Average Grant Date Fair Value	Total Fair Value of Shares Vested (in thousands)
Outstanding at January 1, 2021	943,957	$ 12.06	
Granted	318,356	$ 31.46	
Vested	(426,770)	$ 14.20	$ 14,203
Cancelled	(20,123)	$ 26.08	
Outstanding at December 31, 2021	815,420	$ 18.17	
Granted	123,970	$ 51.86	
Vested	(363,450)	$ 17.78	$ 18,963
Cancelled	(28,269)	$ 17.63	
Outstanding at December 31, 2022	547,671	$ 26.09	
Granted	159,043	$ 42.17	
Vested	(299,131)	$ 23.73	$ 12,568
Issuance of dividend equivalent [(1)]	21,179	$ —	
Outstanding at December 31, 2023	428,762	$ 34.09	

(1) In accordance with the provisions of the 2015 Plan, the declaration of a one-time cash dividend of $2.00 per share of the outstanding common stock triggered the requirement to make an equitable adjustment to the number and type of securities subject to each outstanding award and the exercise price or grant price. The 2015 Plan allows the Company to make such equitable adjustments at its discretion. As a result, on August 25, 2023, the Company elected to adjust the number of shares underlying unvested RSU awards to reflect an amount as if the one-time cash dividend of $2.00 per share of the outstanding common stock had been paid in stock. The vesting schedule and conditions of each grant remain the same (with these additional share amounts subject to forfeiture on the same terms as the underlying grants).

The following table summarizes the Company's PSU activity:

| | PSUs | | |
	Shares [1]	Weighted-Average Grant Date Fair Value	Total Fair Value of Shares Vested *(in thousands)*
Outstanding at January 1, 2021	743,719	$ 13.82	
Granted	129,503	$ 29.00	
Vested	(89,920) [2]	$ 25.73	$ 2,608
Cancelled	(77,725) [3]	$ 25.23	
Outstanding at December 31, 2021	705,577 [4]	$ 13.84	
Granted	83,579	$ 53.51	
Performance certification	534,383 [5]	$ —	
Vested	(247,380) [6]	$ 12.51	$ 13,030
Outstanding at December 31, 2022	1,076,159	$ 17.17	
Granted	114,898	$ 41.92	
Vested	(733,574) [7]	$ 8.86	$ 30,751
Issuance of dividend equivalent [8]	23,151	$ —	
Cancelled	(8,699) [9]	$ 53.51	
Outstanding at December 31, 2023	471,935	$ 36.40	

(1) The number of shares for the PSUs listed as granted represents the "target" number of PSUs granted to each recipient eligible to vest if the Company meets its "target" performance goals for the applicable period. The actual number of PSUs eligible to vest for those PSUs will vary depending on whether or not the Company meets or exceeds the applicable threshold, target, or maximum performance goals for the PSUs, with 200% of the "target" number of PSUs eligible to vest at "maximum" performance levels.

(2) Includes 71,468 shares of PSUs granted in March 2018 and 18,452 shares of PSUs granted in March 2019 (the "2019 PSU Awards") vested during the first quarter of 2021.

(3) 62,791 of the 77,725 PSUs cancelled during the year ended December 31, 2021 related to PSUs granted in November 2017, for which applicable performance goals were not met. 14,934 of the 77,725 PSUs cancelled during the period related to the 2019 PSU Awards. The Company's financial results for the applicable performance goals were certified in March 2021, which resulted in the reduction of the shares subject to the 2019 PSU Awards from 204,580 to 189,646.

(4) Includes 171,194 2019 PSU Awards that were certified below target during the three months ended March 31, 2021 and vested in March 2022. Also includes PSUs granted in March 2020 and March 2021 at "target."

(5) The Company's financial results for the applicable performance goals were certified during the three months ended March 31, 2022 and 200% of the target PSUs granted in March 2020 (the "2020 PSU Awards") and March 2021 (the "2021 PSU Awards") were deemed "earned." Includes 38,093 incremental shares issued in March 2022 in connection with vesting of shares of 2020 PSU Awards due to such award "earned" at 200% of the "target." The remaining 2020 PSU Awards vested in March 2023.

(6) Comprises 171,194 shares of 2019 PSU Awards and 76,186 shares of 2020 PSU Awards that vested in March 2022.

(7) Represents 2020 PSU Awards that vested in March 2023 at 200% of the target PSUs.

(8) In accordance with the provisions of the 2015 Plan, the declaration of a one-time cash dividend of $2.00 per share of the outstanding common stock triggered the requirement to make an equitable adjustment to the number and type of securities subject to each outstanding award and the exercise price or grant price. The 2015 Plan allows the Company to make such equitable adjustments at its discretion. As a result, on August 25, 2023, the Company elected to adjust the number of shares underlying unvested PSU awards to reflect an amount as if the one-time cash dividend of $2.00 per share of the outstanding common stock had been paid in stock. The vesting schedule and conditions of each grant remain the same (with these additional share amounts subject to forfeiture on the same terms as the underlying grants).

(9) The Company's financial results for the applicable performance goals were certified during the three months ended March 31, 2023 and 89.6% of the target PSUs granted in March 2022 (the "2022 PSU Awards") were deemed "earned." This resulted in the reduction of the 2022 PSU Awards to the number of PSUs eligible to vest from 83,579 to 74,880.

Share-Based Compensation

The following table summarizes share-based compensation costs by award type:

| (In thousands) | Year Ended December 31, | | |
	2023	2022	2021
Stock options	$ —	$ —	$ 191
RSUs	7,624	6,900	6,867
PSUs	5,188	5,980	6,786
Total share-based compensation costs	$ 12,812	$ 12,880	$ 13,844

As of December 31, 2023, the Company's unrecognized share-based compensation expense related to RSUs and PSUs was $7.3 million and $4.5 million, respectively, which is expected to be recognized over a weighted-average period of 1.1 years and 0.9 years for RSUs and PSUs, respectively. The Company did not have any remaining unrecognized share-based compensation expense related to stock options as of December 31, 2023.

Note 9 – Income Taxes

Income tax provision (benefit) is summarized as follows:

| (In thousands) | Year Ended December 31, | | |
	2023	2022	2021
Current:			
Federal	$ 87,840	$ 13,877	$ —
State	6,106	274	95
Total current tax provision	$ 93,946	$ 14,151	$ 95
Deferred:			
Federal	$ (17,846)	$ (13,462)	$ 325
State	107	(168)	16
Total deferred tax (benefit) provision	(17,739)	(13,630)	341
Income tax provision	$ 76,207	$ 521	$ 436

Reconciliation of the statutory federal income tax rate to the Company's actual rate based on income before income tax provision is summarized below:

| | Year Ended December 31, | | |
	2023	2022	2021
Statutory federal tax rate	21.00 %	21.00 %	21.00 %
State income taxes, net of federal income taxes	2.53	0.62	1.41
Permanent tax differences – stock compensation	(2.12)	(6.31)	(3.93)
Permanent tax differences – business meals	0.17	0.44	0.23
Permanent tax differences – executive compensation and	2.60	9.27	2.13
Change in valuation allowance	(1.71)	(23.99)	(19.69)
FICA credit generated	(0.28)	(1.09)	(0.28)
Change in tax rate and apportionment	0.43	(0.26)	(0.03)
Deferred only adjustment to beginning deferred balances	0.34	0.95	(0.57)
Effective tax rate	22.96 %	0.63 %	0.27 %

The Company's current and non-current deferred tax assets (liabilities) are comprised of the following:

(In thousands)	December 31, 2023	December 31, 2022
Deferred tax assets:		
Accruals and reserves	$ 5,128	$ 6,350
Share-based compensation expense	2,137	966
State tax credits	—	3,867
Net operating loss carryforwards	—	753
Operating lease obligation	27,092	36,483
Depreciation of fixed assets	18,631	6,532
Uncertain tax position	6,245	—
Other	1,553	493
	60,786	55,444
Valuation allowances	—	(5,680)
	$ 60,786	$ 49,764
Deferred tax liabilities:		
Prepaid services	$ (1,771)	$ (2,116)
Amortization of intangible assets	(5,778)	(2,895)
Right-of-use assets	(23,729)	(32,984)
	(31,278)	(37,995)
Net deferred tax assets	$ 29,508	$ 11,769
Non-current deferred tax assets	$ 29,508	$ 11,822
Non-current deferred tax liabilities	—	(53)
Net deferred tax assets	$ 29,508	$ 11,769

Deferred tax assets are evaluated by considering historical levels of income, estimates of future taxable income and the impact of tax planning strategies. As of December 31, 2023, the Company determined that it was more likely than not that the Company would generate sufficient taxable income to conclude that deferred tax assets of $29.5 million are realizable. As of December 31, 2022, the Company had recorded a valuation allowance of $5.7 million against Maryland net operating loss carryforwards ("NOLs") and tax credits. As a result of the sale of Rocky Gap, the Maryland NOLs and attributes were utilized. The Company's financial results for the year ended December 31, 2023 include a net decrease in valuation allowance of $5.7 million related to the usage of the Maryland tax attributes.

The Company's income tax returns from 2020 onward are subject to examination. In addition, the statute of limitation for assessment for years with NOLs is determined by reference to the year the NOLs were used to reduce the Company's taxable income. NOLs from the 2012-2014 and 2017-2020 income tax returns were used to reduce taxable income in 2021 and 2022. Consequently, the 2012-2014 and 2017-2020 income tax returns remain subject to examination by taxing authorities. As of December 31, 2023, the Company's 2017 and 2018 federal tax returns were under audit by the IRS. The IRS has proposed adjustments to the Company's fixed asset classification, which resulted in recording of $7.2 million in uncertain tax positions ("UTP") with an additional $0.6 million of UTP payable related to interest.

The following table summarizes the Company's reconciliation of the beginning and ending unrecognized tax benefits:

(In thousands)	December 31, 2023	December 31, 2022
Balance – beginning of period	$ —	$ —
Tax positions related to current year additions	884	—
Additions for tax positions of prior years	6,281	—
Tax positions related to prior year reductions	—	—
Reductions due to lapse of statute of limitations on tax positions	—	—
Settlements	—	—
Balance – end of period	$ 7,165	$ —

The Company anticipates that it is reasonably possible that the Company will reach a resolution with the IRS such that no UTP will remain by December 31, 2024. The effect of the UTP on the effective tax rate has been recorded in 2023. The resolution of the UTP would result in a reclassification of the existing deferred tax assets or a cash tax payment with little or no impact on the effective income tax rate.

Note 10 – Employee Retirement and Benefit Plans

Defined contribution employee savings plans

The Company's qualified defined contribution employee savings plan allows eligible participants to defer, within prescribed limits, up to 75% of their income on a pre-tax basis through a portion of their salary and accumulate tax-deferred earnings as a retirement fund. The Company contributed $0.6 million, $0.5 million, and $0.4 million for the years ended December 31, 2023, 2022, and 2021, respectively, to its defined contribution employee savings plan. The Company's contributions vest over a five-year period.

Pension plans

As of December 31, 2023, over 1,400 of the Company's employees were members of various unions and covered by union-sponsored, collectively bargained, multiemployer health and welfare and defined benefit pension plans. The Company recorded $11.9 million, $11.2 million, and $9.1 million in expenses for these plans for the years ended December 31, 2023, 2022, and 2021, respectively. The Company has no obligation to fund the plans beyond payments made based upon hours worked. The risks of participating in multiemployer plans are different from single-employer plans, including in the following aspects:

- Assets contributed to multiemployer plans by one employer may be used to provide benefits to employees of other participating employers;

- If a participating employer stops contributing to a multiemployer plan, the unfunded obligations of the multiemployer plan may be required to be borne by the remaining participating employers; and

- If an entity chooses to stop participating in some of its multiemployer plans, the entity may be required to pay those plans an amount based on the underfunded status of those plans, referred to as a "withdrawal liability."

The Company considers the following multiemployer pension plans to be significant:

| Multiemployer Pension Plans | EIN/Plan Number | Pension Protection Zone Status [1] | | FIR/RP Status Pending/ Implemented | Surcharge Imposed | Expiration Date Of Collective-Bargaining Agreement |
		2022	2021			
Central Pension Fund of the IUOE and Participating Employers	36-6052390-001	Green	Green	No	No	3/31/2026
Southern Nevada Culinary and Bartenders Pension	88-6016617-001	Green	Green	No	No	9/30/2028

(1) The Pension Protection Act of 2006 requires plans that are certified as endangered (yellow) or critical (red) to develop and implement a funding improvement plan.

The Company's cash contributions to each multiemployer pension and benefit plans are as follows:

	December 31,					
(In thousands)		2023		2022		2021
Multiemployer pension plans						
Central Pension Fund of the IUOE and Participating Employers	$	793	$	691	$	637
Southern Nevada Culinary and Bartenders Pension Plan		2,115		2,054		1,645
Other pension plans		164		168		146
Total contributions	$	3,072	$	2,913	$	2,428
Multiemployer benefit plans (excluding pension plans)						
HEREIU Welfare Fund	$	8,268	$	8,007	$	6,353
All other		2		7		—
Total contributions	$	8,270	$	8,014	$	6,353

For the 2022 plan year, the latest period for which plan data is available, the Company made less than 5% of total contributions for all multiemployer pension plans to which the Company contributes.

Note 11 – Financial Instruments and Fair Value Measurements

Estimates of fair value for financial assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Thus, assets and liabilities categorized as Level 3 may be measured at fair value using inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

Financial Instruments

The carrying values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short duration of these financial instruments.

The following table summarizes the fair value measurement of the Company's long-term debt:

	December 31, 2023				
(In thousands)		Carrying Amount		Fair Value	Fair Value Hierarchy
Term Loan B-1	$	398,000	$	399,493	Level 2
2026 Unsecured Notes		276,453		277,144	Level 2
Finance lease liabilities		1,691		1,691	Level 3
Notes payable		438		438	Level 3
Total debt	$	676,582	$	678,766	

(In thousands)		December 31, 2022		
		Carrying Amount	Fair Value	Fair Value Hierarchy
Term Loan	$	575,000	$ 575,000	Level 2
2026 Unsecured Notes		335,461	330,630	Level 2
Finance lease liabilities		2,157	2,157	Level 3
Notes payable		90	90	Level 3
Total debt	$	912,708	$ 907,877	

The estimated fair value of the Company's term loans and 2026 Unsecured Notes is based on a relative value analysis performed as of December 31, 2023 and 2022. The finance lease liabilities and notes payable are fixed-rate debt, are not traded and do not have observable market inputs, therefore, the fair value is estimated to be equal to the carrying value.

Note 12 – Leases

Company as Lessee

The Company is a lessee under non-cancelable operating and finance leases for offices, taverns, land, vehicles, slot machines and equipment. In addition, prior to the sale of the Company's distributed gaming operations, slot placement contracts in the form of space lease agreements at chain stores were accounted for as operating leases. The Company's slot machine lease agreements with gaming equipment manufacturers were short-term in nature with the majority of such leases being under variable rent structure, with amounts determined based on the performance of the leased machines. Certain other short-term slot machine lease agreements were under fixed fee payment structure.

The leases have remaining lease terms of less than 1 year and up to 74 years, some of which include options to extend the leases for an additional 1 to 25 years. The Company's equipment leases include options to terminate the lease with 30 day notice. The Company assesses the options to extend or terminate the lease using a threshold of reasonably certain. For leases the Company is reasonably certain to renew, those option periods are included within the lease term and, therefore, the measurement of the ROU asset and lease liability.

The Company's lease agreements for land, buildings and taverns with lease and non-lease components are accounted for separately. The lease and non-lease components of certain vehicle and equipment leases are accounted for as a single lease component. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants.

Lease expense for arrangements with a fixed fee payment structure is recognized on a straight-line basis over the lease term. Lease expense for arrangements under a variable rent structure is recognized in the period in which the obligation for the payment is incurred.

The Company historically leased its office headquarters building and leases the office space in a building adjacent to the Company's office headquarters building from a related party. Refer to "Note 14 — Related Party Transactions" for more detail.

The current and non-current obligations under finance leases are included in "Current portion of long-term debt and finance leases" and "Long-term debt, net and non-current finance leases" in the Company's consolidated balance sheets, respectively. The finance leases relate to equipment for the Company's casino properties and buildings for certain casino and branded tavern locations.

The components of lease expense were as follows:

(In thousands)	Classification	Year Ended December 31,			
		2023		2022	
Operating lease cost					
Operating lease cost	Operating and SG&A expenses	$	50,118	$	55,907
Variable lease cost	Operating and SG&A expenses		12,612		17,943
Short-term lease cost	Operating and SG&A expenses		8,649		4,796
Total operating lease cost		$	71,379	$	78,646
Finance lease cost					
Amortization of leased assets	Depreciation and amortization	$	475	$	934
Interest on lease liabilities	Interest expense, net		89		114
Total finance lease cost		$	564	$	1,048

Supplemental cash flow information related to leases was as follows:

(In thousands)	Year Ended December 31,			
	2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows used under operating lease agreements	$	50,605	$	55,846
Operating cash flows used under finance lease agreements		87		109
Financing cash flows used under finance lease agreements		527		541

Supplemental balance sheet information related to leases was as follows:

(In thousands)	December 31,			
	2023		2022	
Operating leases				
Operating lease right-of-use assets, gross	$	92,481	$	193,565
Accumulated amortization		(13,085)		(45,672)
Operating lease right-of-use assets, net	$	79,396	$	147,893
Current portion of operating leases	$	13,745	$	42,200
Non-current operating leases		81,325		121,979
Total operating lease liabilities	$	95,070	$	164,179
Finance leases				
Property and equipment, gross	$	5,719	$	5,719
Accumulated depreciation		(3,594)		(3,341)
Property and equipment, net	$	2,125	$	2,378
Current portion of finance leases	$	158	$	465
Non-current finance leases		1,533		1,692
Total finance lease liabilities	$	1,691	$	2,157

The following presents additional information related to the Company's leases as of December 31, 2023:

	December 31,	
	2023	2022
Weighted Average Remaining Lease Term		
Operating leases	7.3 years	7.5 years
Finance leases	23.5 years	18.0 years
Weighted Average Discount Rate		
Operating leases	6.3 %	5.9 %
Finance leases	6.8 %	6.4 %

Maturities of Lease Liabilities

As of December 31, 2023, maturities of lease liabilities were as follows:

(In thousands)	Operating Leases	Finance Leases	Total
2024	$ 19,485	$ 227	$ 19,712
2025	18,914	200	19,114
2026	17,187	200	17,387
2027	14,129	214	14,343
2028	11,389	217	11,606
Thereafter	52,844	2,997	55,841
Total lease payments	133,948	4,055	138,003
Amount of interest	(38,878)	(2,364)	(41,242)
Present value of lease liabilities	$ 95,070	$ 1,691	$ 96,761

As of December 31, 2023, the Company had one lease agreement that had not yet commenced but created significant rights and obligations. Specifically, the Company's three-year $3.6 million finance lease agreement for certain equipment at The STRAT commenced on January 1, 2024.

Company as Lessor

The Company leases space to third-party tenants under operating leases primarily for retail and food and beverage outlets within its casino properties. Golden also enters into operating lease agreements with certain equipment providers for placement of amusement devices, gaming machines and automated teller machines within its casino properties and branded taverns. The leases have remaining lease terms of 1 to 10 years, some of which include options to extend the leases for an additional 1 to 15 years.

Lease payments from tenants generally include minimum base rent, adjusted for contractual escalations as applicable, and/or contingent rental clauses based on a percentage of net sales exceeding minimum base rent. The Company records revenue on a straight-line basis over the term of the lease and recognizes revenue for contingent rentals when the contingency has been resolved. The Company combines lease and non-lease components for the purpose of measuring lease revenue, which is recorded in "Other revenue" in the Company's consolidated statements of operations.

Minimum and contingent operating lease income was as follows:

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Minimum rental income	$ 8,234	$ 7,380	$ 6,041
Contingent rental income	3,298	4,071	3,169
Total rental income	$ 11,532	$ 11,451	$ 9,210

Future minimum rent payments to be received under operating leases are as follows (in thousands):

Year Ending December 31,		Amount
2024	$	5,160
2025		4,792
2026		4,061
2027		1,300
2028		857
Thereafter		1,555
Total future minimum rent payments	$	17,725

Note 13 – Commitments and Contingencies

Participation Agreements

Prior to their sale, the Company's distributed gaming operations included slot placement contracts in the form of participation agreements. Under participation agreements, the Company and the business location each held a state issued gaming license in order to be able to receive a percentage of gaming revenue earned on the Company's slot machines. The business location retained a percentage of the gaming revenue generated from the Company's slot machines. The Company was considered to be the principal in these arrangements and therefore, recorded its share of revenue generated under participation agreements on a gross basis with the business location's share of revenue recorded as gaming expenses.

The aggregate contingent payments recognized by the Company as gaming expenses under participation agreements were $192.7 million, $215.0 million, and $211.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Collective Bargaining Agreements

As of December 31, 2023, the Company had over 5,800 employees, over 1,400 of which were covered by various collective bargaining agreements. The Company's collective bargaining agreements expire between 2024 and 2028. There can be no assurance that, upon the expiration of existing collective bargaining agreements, new agreements will be reached without union action or that any such new agreements will be on terms satisfactory to the Company.

Employment Agreements

The Company has entered into at-will employment agreements with certain of the Company's executive officers. Under each employment agreement, in addition to the executive's annual base salary, the executive is entitled to participate in the Company's incentive compensation programs applicable to executive officers of the Company. The executive officers are also eligible to participate in all health benefits, insurance programs, pension and retirement plans and other employee benefit and compensation arrangements. Each executive officer is also provided with other benefits as set forth in his employment agreement. In the event of a termination without "cause" or a "constructive termination" of the Company's executive officers (as defined in their respective employment agreements), the Company could be liable for estimated severance payments of up to $5.3 million for Blake L. Sartini, $3.4 million for Charles H. Protell, $2.8 million for Stephen A. Arcana, and $1.1 million for Blake L. Sartini II (assuming each officer's respective annual salary and health benefit costs as of December 31, 2023, subject to amounts in effect at the time of termination and excluding potential expense related to acceleration of stock options, RSUs and PSUs).

Legal Matters and Other

From time to time, the Company is involved in a variety of lawsuits, claims, investigations and other legal proceedings arising in the ordinary course of business, including proceedings concerning labor and employment matters, personal injury claims, breach of contract claims, commercial disputes, business practices, intellectual property, tax and other matters for which the Company records reserves. Although lawsuits, claims, investigations and other legal proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its currently pending matters should not have a material adverse effect on its business, financial condition, results of operations or liquidity. Regardless of the outcome, legal proceedings can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors. In addition, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially and adversely affect the Company's business, financial condition, results of operations or liquidity in a particular period.

In January 2021, the Company was affected by a ransomware cybersecurity incident that temporarily disrupted the Company's access to certain information located on the Company's network and incurred expenses relating thereto. The Company's financial information and business operations were not materially affected. The Company implemented a variety of measures to further enhance its cybersecurity protections and minimize the impact of any future cybersecurity incidents. The Company has insurance related to this event and has recovered a portion of the costs it incurred to remediate this matter, which amounts were received and recorded during 2021 and the three months ended March 31, 2022.

In September 2018, the Company entered into an agreement with American Wagering, Inc. and William Hill U.S. HoldCo, Inc. (collectively, "William Hill"), which contemplated that William Hill would be obligated to make a one-time payment to the Company in the event of a change of control transaction with respect to William Hill. Under this agreement, as amended, the April 22, 2021 acquisition of William Hill PLC by Caesars Entertainment, Inc. ("Caesars") constituted the change of control event triggering this payment. On May 26, 2021, the Company, William Hill and Caesars executed an amendment to the agreement requiring William Hill and Caesars, as the acquiring party, to make a payment in the amount of $60 million by July 15, 2021. The Company received this payment in July 2021 and recognized $60 million in non-operating income for the year ended December 31, 2021.

Note 14 – Related Party Transactions

The Company historically leased its office headquarters building from a company 33% beneficially owned by Blake L. Sartini, 5% owned by a trust for the benefit of Mr. Sartini's immediate family members (including Blake L. Sartini, II) for which Mr. Sartini serves as a trustee, and 3% beneficially owned by Stephen A. Arcana. On May 24, 2021 the building was sold to an independent third party, and therefore this lease is no longer with a related party. The rent expense for the office headquarters building for the period in which the location was leased from a related party was $0.5 million for the year ended December 31, 2021. Additionally, a portion of the office headquarters building was sublet to Sartini Enterprises, Inc., a company controlled by Mr. Sartini. Rental income during each of the years ended December 31, 2023, 2022, and 2021 for the sublet portion of the office headquarters building was less than $0.1 million. No amount was owed to the Company under such sublease as of December 31, 2023 and 2022. In addition, the Company and Sartini Enterprises, Inc. participate in certain cost-sharing arrangements. No amount was owed by the Company under such arrangements as of December 31, 2023 and 2022. Mr. Sartini serves as the Chairman of the Board and Chief Executive Officer of the Company and is a co-trustee of The Blake L. Sartini and Delise F. Sartini Family Trust, which is a significant shareholder of the Company. Mr. Arcana serves as the Executive Vice President and Chief Operating Officer of the Company.

In November 2018, the Company entered into a lease agreement for office space in a building adjacent to the Company's office headquarters building to be constructed and owned by a company 33% beneficially owned by Mr. Sartini, 3% beneficially owned by Mr. Arcana, and 1.67% owned by each of Mr. Sartini's three children (including Blake L. Sartini, II). The lease commenced in August 2020 and expires on December 31, 2030. The rent expense for the space was $0.3 million for each of the years ended December 31, 2023, 2022 and 2021. Additionally, the lease agreement includes a right of first refusal for additional space on the second floor of the building.

From time to time, the Company's executive officers and employees use a private aircraft leased to Sartini Enterprises, Inc. for Company business purposes pursuant to aircraft time-sharing, co-user and various cost-sharing agreements between the Company and Sartini Enterprises, Inc., all of which have been approved by the Audit Committee of the Board of Directors. The aircraft time-sharing, co-user and cost-sharing agreements specify the maximum expense reimbursement that Sartini Enterprises, Inc. can charge the Company under the applicable regulations of the Federal Aviation Administration for the use of the aircraft and the flight crew. Such costs include fuel, landing fees, hangar and tie-down costs away from the aircraft's operating base, flight planning and weather contract services, crew costs and other related expenses. The Company's compliance department regularly reviews these reimbursements.

The Company incurred $0.3 million, $0.6 million, and $0.8 million under the aircraft time-sharing, co-user and various cost-sharing agreements with Sartini Enterprises, Inc. for the years ended December 31, 2023, 2022, and 2021, respectively. The Company was owed $0.1 million under such agreements as of December 31, 2023 and owed $0.1 million under such agreements as of December 31, 2022.

On May 18, 2022 and November 23, 2022, the Company repurchased 210,000 and 263,418 shares of its common stock, respectively, from Anthony A. Marnell III, an independent non-employee member of the Company's Board of Directors, pursuant to its share repurchase program. The repurchase prices were $42.61 and $41.35 per share, respectively, resulting in charges to accumulated deficit of $8.9 million and $10.9 million, respectively. All of the share repurchase transactions were approved by the Audit Committee of the Board of Directors prior to being executed.

Note 15 – Segment Information

As of December 31, 2023, the Company conducted its business through four reportable segments: Nevada Casino Resorts, Nevada Locals Casinos, Nevada Taverns, and Distributed Gaming.

The Nevada Casino Resorts segment is comprised of destination casino resort properties offering a variety of food and beverage outlets, entertainment venues and other amenities. The casino resort properties in this segment cater primarily to a regional drive-in customer base seeking a value-oriented vacation experience, with guests typically traveling from Southern California or Arizona. The Company's casino resort properties in Nevada have a significantly larger number of hotel rooms compared to the other casino properties in its portfolio. While hotel stays at these casino resorts are typically longer, the overall frequency of visitation from guests is lower when compared to the Nevada Locals Casinos.

The Nevada Locals Casinos segment is comprised of casino properties that cater to local customers who generally live within a five-mile radius of these properties. The Company's locals casino properties typically experience a higher frequency of customer visits compared to its casino resort properties, with many of the customers visiting the Company's Nevada Locals Casinos on a weekly basis. The casino properties within this reportable segment have no or a limited number of hotel rooms and offer fewer food and beverage outlets or other amenities, with revenues primarily generated from slot machine play.

The Nevada Taverns segment is comprised of branded tavern locations, where the Company historically controlled the food and beverage operations. In connection with the sale of the distributed gaming operations in Nevada, the slot machines located within each tavern are operated by an affiliate of J&J Gaming on financial terms substantially consistent with the Company's past practices. The Company's branded taverns offer a casual, upscale environment catering to local patrons offering superior food, craft beer and other alcoholic beverages, and are typically limited to 15 slot machines.

Prior to its sale, the Distributed Gaming segment was comprised of the operation of slot machines and amusement devices in third party non-casino locations, such as restaurants, bars, taverns, convenience stores, liquor stores and grocery stores, across Nevada and Montana with a limited number of slot machines in each location. As discussed in "Note 1 — Nature of Business and Basis of Presentation" and "Note 3 — Divestitures and Assets Held for Sale," on September 13, 2023, the Company completed the sale of its distributed gaming operations in Montana and on January 10, 2024, the Company completed the sale of its distributed gaming operations in Nevada.

As discussed in "Note 1 — Nature of Business and Basis of Presentation" and "Note 3 — Divestitures and Assets Held for Sale," on July 25, 2023, the Company completed the sale of Rocky Gap. Prior to its sale, the operations of Rocky Gap were presented in the Company's Maryland Casino Resort reportable segment.

The Corporate and Other segment includes the Company's cash and cash equivalents, miscellaneous receivables and corporate overhead. Costs recorded in the Corporate and Other segment have not been allocated to the Company's reportable segments because these costs are not easily allocable and to do so would not be practical.

The Company presents Adjusted EBITDA in its segment disclosures because it is the primary metric used by the Company's chief operating decision makers in measuring both the Company's past and future expectations of performance. Further, the Company's annual performance plan used to determine compensation of its executive officers and employees is tied to the Adjusted EBITDA metric. Adjusted EBITDA represents each segment's earnings before interest and other non-operating income (expense), income taxes, depreciation and amortization, impairment of assets, severance expenses, preopening and related expenses, gain or loss on disposal of assets and businesses, share-based compensation expenses, non-cash lease expense, and other non-cash charges that are deemed to be not indicative of the Company's core operating results, calculated before corporate overhead (which is not allocated to each reportable segment).

Due to the Company's use of Adjusted EBITDA as its measure of profit for its reportable segments, the Company includes a reconciliation of the total of the Company's consolidated Adjusted EBITDA to the Company's consolidated net income determined in accordance with GAAP. The Company also discloses Adjusted EBITDA at the reportable segment level, as set forth in the table below:

	Year Ended December 31,					
(In thousands)	**2023**		**2022**		**2021**	
Revenues						
Nevada Casino Resorts						
Gaming	$	160,371	$	175,014	$	179,793
Food and beverage		98,748		89,424		83,092
Rooms		109,996		104,375		94,952
Other [1]		43,943		38,137		31,875
Nevada Casino Resorts revenues	$	413,058	$	406,950	$	389,712
Nevada Locals Casinos						
Gaming	$	112,772	$	114,388	$	120,537
Food and beverage		26,372		25,219		24,036
Rooms		10,331		10,162		7,626
Other [1]		7,960		7,745		7,656
Nevada Locals Casinos revenues	$	157,435	$	157,514	$	159,855
Maryland Casino Resort [2]						
Gaming	$	33,159	$	59,553	$	60,797
Food and beverage		4,881		8,440		7,932
Rooms		4,322		7,787		7,224
Other		1,094		2,230		2,202
Maryland Casino Resort revenues	$	43,456	$	78,010	$	78,155
Nevada Taverns						
Gaming	$	52,817	$	53,619	$	53,909
Food and beverage		51,642		51,564		52,002
Other [1]		4,756		4,782		4,259
Nevada Taverns revenues	$	109,215	$	109,965	$	110,170
Distributed Gaming [3]						
Gaming	$	315,182	$	358,332	$	351,274
Food and beverage		765		716		753
Other [1]		4,733		6,424		5,387
Distributed Gaming revenues	$	320,680	$	365,472	$	357,414
Corporate and other		9,305		3,808		1,237
Total Revenues	$	1,053,149	$	1,121,719	$	1,096,543

(1) Includes lease revenue accounted for under ASC 842 for the arrangements in which the Company is a lessor. Refer to "Note 2 — Summary of Significant Accounting Policies" and "Note 12 — Leases" for details.

(2) Comprised of the operations of Rocky Gap, which was sold on July 25, 2023.

(3) Comprised of distributed gaming operations in Nevada and Montana. On September 13, 2023, the Company completed the sale of its distributed gaming operations in Montana and on January 10, 2024, the Company completed the sale of its distributed gaming operations in Nevada. Refer to "Note 3 — Divestitures and Assets Held for Sale" and "Note 16 —Subsequent Events" for additional information.

		Year Ended December 31,				
(In thousands)		2023		2022		2021
Adjusted EBITDA						
Nevada Casino Resorts	$	120,256	$	135,104	$	149,077
Nevada Locals Casinos		73,846		75,848		80,005
Maryland Casino Resort [1]		12,652		25,383		26,697
Nevada Taverns		32,682		37,610		39,762
Distributed Gaming [2]		34,545		44,021		47,514
Corporate and other		(51,459)		(50,886)		(51,337)
Total Adjusted EBITDA		222,522		267,080		291,718
Adjustments						
Other non-operating income		—		—		60,000
Depreciation and amortization		(88,933)		(100,123)		(106,692)
Non-cash lease expense		15		(165)		(762)
Share-based compensation		(13,476)		(13,433)		(14,401)
Gain (loss) on disposal of assets		228		(934)		(1,260)
Gain on sale of businesses		303,179		—		—
Loss on debt extinguishment and modification		(1,734)		(1,590)		(975)
Preopening and related expenses [3]		(760)		(161)		(246)
Severance expenses		(149)		(378)		(228)
Impairment of assets		(12,072)		—		—
Other, net		(11,342)		(3,939)		(2,089)
Interest expense, net		(65,515)		(63,490)		(62,853)
Income tax provision		(76,207)		(521)		(436)
Net income	$	255,756	$	82,346	$	161,776

(1) Comprised of the operations of Rocky Gap, which was sold on July 25, 2023.

(2) Comprised of distributed gaming operations in Nevada and Montana. On September 13, 2023, the Company completed the sale of its distributed gaming operations in Montana and on January 10, 2024, the Company completed the sale of its distributed gaming operations in Nevada. Refer to "Note 3 — Divestitures and Assets Held for Sale" and "Note 16 — Subsequent Events" for additional information.

(3) Preopening and related expenses consist of labor, food, utilities, training, initial licensing, rent and organizational costs incurred in connection with the opening of branded taverns and food and beverage and other venues within the casino locations.

Assets

The Company's assets by segment consisted of the following amounts:

(In thousands)		Nevada Casino Resorts		Nevada Locals Casinos		Maryland Casino Resort		Nevada Taverns		Distributed Gaming		Corporate and Other		Consolidated
Balance at December 31, 2023	$	758,622	$	160,059	$	—	$	148,250	$	204,271	$	181,081	$	1,452,283
Balance at December 31, 2022	$	784,242	$	164,580	$	39,562	$	145,065	$	258,260	$	116,961	$	1,508,670

Capital Expenditures

The Company's capital expenditures by segment consisted of the following amounts:

(In thousands)	Nevada Casino Resorts [1]	Nevada Locals Casinos [2]	Maryland Casino Resort	Nevada Taverns [3]	Distributed Gaming [4]	Corporate and Other [5]	Consolidated
For the year ended December 31, 2023	$ 60,441	$ 5,691	$ 435	$ 3,369	$ 9,537	$ 6,404	$ 85,877
For the year ended December 31, 2022	$ 26,347	$ 4,035	$ 1,878	$ 2,712	$ 9,146	$ 7,301	$ 51,419
For the year ended December 31, 2021	$ 7,859	$ 2,813	$ 1,447	$ 1,573	$ 9,912	$ 5,655	$ 29,259

(1) Capital expenditures in the Nevada Casino Resorts segment exclude non-cash purchases of property and equipment of $1.0 million, $5.0 million, and $0.6 million as of December 31, 2023, 2022, and 2021, respectively.

(2) Capital expenditures in the Nevada Locals Casinos segment exclude non-cash purchases of property and equipment of $0.1 million and $0.2 million as of December 31, 2022 and 2021, respectively.

(3) Capital expenditures in the Nevada Taverns segment exclude non-cash purchases of property and equipment of $0.7 million, $0.2 million, and $0.3 million as of December 31, 2023, 2022 and 2021, respectively.

(4) Capital expenditures in the Distributed Gaming segment exclude non-cash purchases of property and equipment of $0.2 million and $0.3 million as of December 31, 2023 and 2021, respectively.

(5) Capital expenditures for Corporate and Other exclude non-cash purchases of property and equipment of $0.3 million, $0.1 million and $0.5 million as of December 31, 2023, 2022 and 2021, respectively.

Note 16 – Subsequent Events

The Company's management evaluates subsequent events through the date of issuance of the consolidated financial statements.

On January 10, 2024, the Company completed the sale of its distributed gaming operations in Nevada for cash consideration of $213.5 million plus working capital and other adjustments and purchased cash at closing. The Company incurred $0.4 million in transaction costs related to the sale of the distributed gaming operations in Nevada for the year ended December 31, 2023, which were recorded in selling and administrative expenses. In January 2024, the Company incurred an additional $1.3 million in transaction costs, which were not included in the Company's statement of operations for the year ended December 31, 2023.

On February 27, 2024, the Board of Directors declared a recurring quarterly cash dividend discussed in Part II, Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and "Liquidity and Capital Resources" in Part II, Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations.

There were no additional subsequent events that occurred after December 31, 2023 but prior to the date of issuance of the consolidated financial statements that would require adjustment to or disclosure in the consolidated financial statements as of December 31, 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2023, the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

b. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their report in Part II, Item 8 of this Annual Report on Form 10-K.

c. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Our directors and officers (as defined in Rule 16a-1(f)) did not adopt or terminate any Rule 10b5-1 trading plans or non-Rule 10b5-1 trading arrangements (as such terms are defined in Item 408(c) of Regulation S-K) during the year ended December 31, 2023.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item regarding the members of our Board of Directors and our audit committee, including our audit committee financial expert, will be included in our definitive Proxy Statement to be filed with the SEC in connection with our 2024 annual meeting of shareholders (the "2024 Proxy Statement") under the headings "Corporate Governance," "Executive Officers," "Election of Directors" and "Ownership of Securities," and is incorporated herein by reference.

We have adopted a code of ethics applicable to all of our employees (including our principal executive officer, principal financial officer and principal accounting officer). The code of ethics is designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. The full text of our code of ethics is published in the "Investors — Governance" section of our website at www.goldenent.com.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and beneficial owners of more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission statements of ownership and changes in ownership. The same persons are required to furnish us with copies of all Section 16(a) forms they file. We believe that, during our fiscal year ended December 31, 2023, all of our executive officers, directors and beneficial owners of more than 10% of a registered class of our equity securities complied with the applicable filing requirements.

In making these statements, we have relied upon examination of the copies of all Section 16(a) forms provided to us and the written representations of our executive officers, directors and beneficial owners of more than 10% of a registered class of our equity securities.

ITEM 11.   ***EXECUTIVE COMPENSATION***

The information required by this item will be included in the 2024 Proxy Statement under the headings "Director Compensation" and "Executive Compensation," and is incorporated herein by reference.

ITEM 12.   ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

The information required by this item with respect to security ownership of certain beneficial owners will be included in the 2024 Proxy Statement under the heading "Ownership of Securities," and is incorporated herein by reference.

The following table provides certain information as of December 31, 2023 with respect to our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Golden Entertainment, Inc. 2015 Incentive Award Plan [2]	1,886,354	$ 9.16	3,630,600
2007 Lakes Stock Option and Compensation Plan	25,000	$ 11.50	—
Total	1,911,354	$ 9.19	3,630,600

(1) In accordance with the provisions of the Golden Entertainment, Inc. 2015 Incentive Award Plan (the "2015 Plan"), our Board of Directors' declaration of a one-time cash dividend of $2.00 per share of the outstanding common stock triggered the requirement to make an equitable adjustment to the number and type of securities subject to each outstanding award and the exercise price or grant price. The 2015 Plan allows us to make such equitable adjustments at its discretion. As a result, on August 25, 2023, we elected to adjust the exercise price of vested but unexercised stock option awards to reflect an amount as if the cash dividend had been paid in stock. The conditions of each option grant remain the same.

(2) As of December 31, 2023, we had 428,762 time-based restricted stock units and 471,935 performance-based restricted stock units outstanding that do not have an exercise price; therefore, the weighted-average exercise price per share only relates to outstanding stock options.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item will be included in the 2024 Proxy Statement under the headings "Certain Relationships and Related Transactions" and "Corporate Governance," and is incorporated herein by reference.

ITEM 14.   *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this item will be included in the 2024 Proxy Statement under the heading "Independent Registered Public Accounting Firm" and is incorporated herein by reference.

ITEM 15.   *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) Golden Entertainment, Inc. Consolidated Financial Statements (including related notes to Consolidated Financial Statements) filed in Part II of this report are listed below:

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(a)(2) Schedule II – Valuation and Qualifying Accounts

We have omitted all other financial statement schedules because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes to the consolidated financial statements.

GOLDEN ENTERTAINMENT, INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance – Beginning of Period	Increase	Decrease	Balance – End of Period
Deferred income tax valuation allowance:				
Year Ended December 31, 2023	$ 5,680	$ —	$ (5,680)	$ —
Year Ended December 31, 2022	30,783	—	(25,103)	5,680
Year Ended December 31, 2021	62,724	—	(31,941)	30,783

(a)(3) Exhibits:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Equity Purchase Agreement, dated August 24, 2022, by and among Lakes Maryland Development, LLC, a Minnesota limited liability company, Century Casinos, Inc., a Delaware Corporation, VICI Properties, L.P., a Delaware limited partnership, and Golden Entertainment, Inc.	8-K	000-24993	2.1	8/25/2022	
2.2	Real Estate Purchase Agreement, dated as of August 24, 2022, by and between Evitts Resort, LLC and VICI Properties L.P.	8-K	000-24993	2.2	8/25/2022	
2.3	Membership Interest Purchase Agreement (Montana), dated as of March 3, 2023, by and among J&J Ventures Gaming of Montana, LLC, Golden Holdings, Inc., Golden Entertainment, Inc. and J&J Ventures Gaming, LLC.	8-K	000-24993	2.1	3/6/2023	
2.4	Membership Interest Purchase Agreement (Nevada), dated as of March 3, 2023, by and among J&J Ventures Gaming of Nevada, LLC, Golden Gaming, LLC and Golden Entertainment, Inc.	8-K	000-24993	2.2	3/6/2023	

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Articles of Incorporation of Golden Entertainment, Inc.	8-K	000-24993	3.1	8/4/2015	
3.2	Ninth Amended and Restated Bylaws of Golden Entertainment, Inc.	10-Q	000-24993	3.1	11/7/2022	
4.1	Indenture, dated as of April 15, 2019, between Golden Entertainment, Inc., the Guarantors party thereto and Wilmington Trust, National Association, as trustee	10-Q	000-24993	4.1	5/10/2019	
4.2	Form of 7.625% Senior Note due 2026 of Golden Entertainment, Inc. (attached as Exhibit A to the Indenture incorporated by reference to Exhibit 4.1 to Golden Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed on May 10, 2019)	10-Q	000-24993	4.1	5/10/2019	
4.3	Description of Registered Securities	10-K	000-24993	4.3	3/13/2020	
10.1	First Lien Credit Agreement, dated as of October 20, 2017, by and among Golden Entertainment, Inc. (as borrower), the subsidiaries of Golden Entertainment, Inc. party thereto, JPMorgan Chase Bank, N.A. (as administrative agent and collateral agent) and the other lenders party thereto.	8-K	000-24993	10.3	10/23/2017	
10.1.1	Incremental Joinder Agreement No. 1, dated as of June 11, 2018, by and among Golden Entertainment, Inc. (as borrower), the subsidiaries of Golden Entertainment, Inc. party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (as administrative agent)	8-K	000-24993	10.1	6/12/2018	
10.1.2	Incremental Joinder Agreement No. 2, dated as of November 8, 2018, by and among Golden Entertainment, Inc. (as borrower), the subsidiaries of Golden Entertainment, Inc. party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (as administrative agent).	10-Q	000-24993	10.1	11/9/2018	
10.1.3	Incremental Joinder Agreement No. 3 and First Amendment to First Lien Credit Agreement, dated as of October 12, 2021, by and among Golden Entertainment, Inc. (as the borrower), the subsidiaries of Golden Entertainment, Inc. party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (as administrative agent).	8-K	000-24993	10.1	10/14/2021	
10.1.4	Second Amendment to First Lien Credit Agreement, dated as of May 26, 2023, by and among Golden Entertainment, Inc. (as the borrower), the subsidiaries of Golden Entertainment, Inc. party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (as administrative agent).	8-K	000-24993	10.1	5/30/2023	
10.2	Amended and Restated Ground Lease by and between Evitts Resort, LLC and the State of Maryland to the use of the Department of Natural Resources, effective August 3, 2012.	8-K	000-24993	10.2	8/9/2012	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.3	Registration Rights Agreement, dated as of July 31, 2015, by and between Golden Entertainment, Inc. and The Blake L. Sartini and Delise F. Sartini Family Trust	8-K	000-24993	10.2	8/4/2015	
10.4	Noncompetition agreement, dated as of July 31, 2015, between Golden Entertainment, Inc. and Blake L. Sartini	8-K	000-24993	10.4	8/4/2015	
10.5#	Employment Agreement, dated as of October 1, 2015, by and between Golden Entertainment, Inc. and Blake Sartini	8-K	000-24993	10.1	10/5/2015	
10.5.1#	First Amendment to Employment Agreement, dated as of February 9, 2016, by and between Golden Entertainment, Inc. and Blake L. Sartini	10-K	000-24993	10.11.1	3/14/2016	
10.5.2#	Second Amendment to Employment Agreement, dated as of March 14, 2018, by and between Golden Entertainment, Inc. and Blake L. Sartini	10-Q	000-24993	10.1	5/10/2018	
10.5.3#	Third Amendment to Employment Agreement, dated as of May 3, 2022, by and between Golden Entertainment, Inc. and Blake L. Sartini	10-Q	000-24993	10.1	5/6/2022	
10.6#	Employment Agreement, dated as of November 15, 2016, by and between Golden Entertainment, Inc. and Charles Protell	8-K	000-24993	10.2	11/17/2016	
10.6.1#	First Amendment to Employment Agreement, dated as of March 10, 2017, by and between Golden Entertainment, Inc. and Charles Protell	10-K	000-24993	10.12.1	3/16/2017	
10.6.2#	Second Amendment to Employment Agreement, dated as of March 14, 2018, by and between Golden Entertainment, Inc. and Charles Protell	10-Q	000-24993	10.3	5/10/2018	
10.6.3#	Third Amendment to Employment Agreement, dated as of August 5, 2019, by and between Golden Entertainment, Inc. and Charles Protell	10-Q	000-24993	10.1	11/8/2019	
10.6.4#	Fourth Amendment to Employment Agreement, dated as of May 3, 2022, by and between Golden Entertainment, Inc. and Charles H. Protell	10-Q	000-24993	10.2	5/6/2022	
10.7#	Employment Agreement, dated as of October 1, 2015, by and between Golden Entertainment, Inc. and Stephen Arcana	8-K	000-24993	10.2	10/5/2015	
10.7.1#	First Amendment to Employment Agreement, dated as of February 9, 2016, by and between Golden Entertainment, Inc. and Stephen Arcana	10-K	000-24993	10.12.1	3/14/2016	
10.7.2#	Second Amendment to Employment Agreement, dated as of March 10, 2017, by and between Golden Entertainment, Inc. and Stephen Arcana	10-K	000-24993	10.11.2	3/16/2017	
10.7.3#	Third Amendment to Employment Agreement, dated as of March 14, 2018, by and between Golden Entertainment, Inc. and Stephen Arcana	10-Q	000-24993	10.2	5/10/2018	
10.7.4#	Fourth Amendment to Employment Agreement, dated as of May 3, 2022, by and between Golden Entertainment, Inc. and Stephen A. Arcana	10-Q	000-24993	10.30	5/6/2022	

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
		Form	File No.	Exhibit	Filing Date	
10.8#	Amended and Restated Employment Agreement, dated as of March 10, 2017, by and between Golden Entertainment, Inc. and Blake L. Sartini II	10-K	000-24993	10.15	3/16/2017	
10.8.1#	First Amendment to Amended and Restated Employment Agreement, dated as of March 14, 2018, by and between Golden Entertainment, Inc. and Blake L. Sartini II	10-Q	000-24993	10.4	5/10/2018	
10.8.2#	Second Amendment to Employment Agreement, dated as of May 3, 2022, by and between Golden Entertainment, Inc. and Blake L. Sartini II	10-Q	000-24993	10.4	5/6/2022	
10.8.3#	Third Amendment to Employment Agreement, dated as of January 9, 2023, by and between Golden Entertainment, Inc. and Blake L. Sartini II	10-Q	000-24993	10.1	5/10/2023	
10.9#	2007 Amended and Restated Stock Option and Compensation Plan	DEF 14A	000-24993	Appendix D	6/24/2009	
10.9.1#	Form of Lakes Entertainment, Inc. Non-Qualified Stock Option Agreement (Employees)	10-K	000-24993	10.16.1	3/14/2016	
10.9.2#	Form of Lakes Entertainment, Inc. Option Agreement (Directors)	10-K	000-24993	10.16.2	3/14/2016	
10.9.3#	Form of Stock Option Grant Notice and Stock Option Award Agreement	8-K	000-24993	10.5	11/17/2016	
10.10#	Golden Entertainment, Inc. 2015 Incentive Award Plan	8-K	000-24993	10.1	9/2/2015	
10.10.1#	Form of Stock Option Grant Notice and Stock Option Agreement	8-K	000-24993	10.2	9/2/2015	
10.10.2#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement	8-K	000-24993	10.4	11/17/2016	
10.10.3#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (time-based awards)	10-Q	000-24993	10.5	5/10/2018	
10.10.4#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (LTIP awards)	10-Q	000-24993	10.6	5/10/2018	
10.11#	Golden Entertainment, Inc. Non-Employee Director Compensation Program	10-Q	000-24993	10.2	8/9/2018	
19	Golden Entertainment, Inc. Insider Trading Compliance Policy and Procedures					√
21.1	Subsidiaries of Golden Entertainment, Inc.					√
23.1	Consent of Independent Registered Public Accounting Firm					√
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					√
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					√
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					√
97	Golden Entertainment, Inc. Policy for Recovery of Erroneously Awarded Compensation					√

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document					√
101.SCH	Inline XBRL Taxonomy Extension Schema					√
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					√
101.DEF	Inline XBRL Taxonomy Extension Calculation Definition Document					√
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					√
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					√
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)					√

\#   Management contract or compensatory plan or arrangement in which one or more executive officers or directors participates

ITEM 16.   *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 29, 2024

GOLDEN ENTERTAINMENT, INC.
Registrant

By: /s/ BLAKE L. SARTINI

Blake L. Sartini

Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 29, 2024.

Name	Title
/s/ BLAKE L. SARTINI	Chairman of the Board and Chief Executive Officer
Blake L. Sartini	(Principal Executive Officer)
/s/ CHARLES H. PROTELL	President and Chief Financial Officer
Charles H. Protell	(Principal Financial Officer)
/s/ THOMAS E. HAAS	Senior Vice President of Accounting
Thomas E. Haas	(Principal Accounting Officer)
/s/ ANDY H. CHIEN	Director
Andy H. Chien	
/s/ ANN D. DOZIER	Director
Ann D. Dozier	
/s/ MARK A. LIPPARELLI	Director
Mark A. Lipparelli	
/s/ ANTHONY A. MARNELL III	Director
Anthony A. Marnell III	
/s/ TERRENCE L. WRIGHT	Director
Terrence L. Wright	

EXHIBIT 31.1

**CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF
2002**

I, Blake L. Sartini, certify that:

1. I have reviewed this Annual Report on Form 10-K of Golden Entertainment, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant, and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated : February 29, 2024

By: /s/ BLAKE L. SARTINI
Blake L. Sartini
Chairman of the Board and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF
CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF
2002

I, Charles H. Protell, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Golden Entertainment, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant, and have:

    a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 29, 2024

By: /s/ CHARLES H. PROTELL
      Charles H. Protell
      President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATIONS OF
CHIEF EXECUTIVE OFFICER AND CHIEF
FINANCIAL OFFICER PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY
ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Golden Entertainment, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

1.   The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 29, 2024

By: /s/ BLAKE L. SARTINI
Blake L. Sartini
Chairman of the Board and Chief Executive Officer

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Golden Entertainment, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

1.   The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 29, 2024

By: /s/ CHARLES H. PROTELL
Charles H. Protell
President and Chief Financial Officer

The foregoing certifications are being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350 and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. The foregoing certifications are not to be incorporated by reference into any filing of Golden Entertainment, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing.

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BOARD OF DIRECTORS

Blake L. Sartini
Chairman of the Board and
Chief Executive Officer

Andy H. Chien
Director; Former Chief Financial
Officer and Treasurer of MGM
Growth Properties LLC

Ann D. Dozier
Director; Senior Vice President,
Chief Information Officer of
Southern Glazer's Wine and
Spirits, LLC

Mark A. Lipparelli
Director; Chief Executive Officer
of Gioco Ventures; Former Chairman of Nevada Gaming Control
Board

Anthony A. Marnell III
Director; Chairman, Chief Executive Officer of Marnell Gaming,
LLC

Terrence L. Wright
Director; Former Chairman of
the Board of Westcor Land Title
Insurance Company

MANAGEMENT TEAM

Blake L. Sartini
Chairman of the Board and
Chief Executive Officer

Charles H. Protell
President, Chief Financial Officer
and Treasurer

Blake L. Sartini, II
Executive Vice President and
Chief Operating Officer

Thomas E. Haas
Senior Vice President and
Chief Accounting Officer

Phyllis A. Gilland
Senior Vice President,
General Counsel and Secretary

PROPERTIES & BRANDS

CASINOS
The STRAT Casino, Hotel & Tower
Las Vegas, Nevada

Aquarius Casino Resort
Laughlin, Nevada

Edgewater Casino Resort
Laughlin, Nevada

Arizona Charlie's Decatur
Las Vegas, Nevada

Arizona Charlie's Boulder
Las Vegas, Nevada

Pahrump Nugget Hotel Casino
Pahrump, Nevada

Gold Town Casino
Pahrump, Nevada

Lakeside Casino & RV Park
Pahrump, Nevada

NEVADA TAVERN BRANDS
SG Bar
Sierra Gold
Sean Patrick's
PT's Wings & Sports
PT's Ranch
PT's Gold
PT's Pub
PT's Place
Lucky's



STOCK TRANSFER INFORMATION
Broadridge Corporate Issuer
Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

WEBSITE
GoldenEnt.com

TRADING SYMBOL
NASDAQ: GDEN

INVESTOR RELATIONS
JCIR
212.835.8500
gden@jcir.com

ANNUAL REPORTS
Copies of this Annual Report and
the Company's Annual Report
on Form 10-K may be obtained
without charge by submitting a
written request to:

Golden Entertainment, Inc.
c/o Investor Relations
6595 S Jones Blvd
Las Vegas, NV 89118










